  As filed with the Securities and Exchange Commission on June 22, 1999
                                                     Registration No. 333-75171
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ---------------
                           GREENMOUNTAIN.COM COMPANY
            (Exact name of Registrant as specified in its charter)

                                ---------------
         Delaware                    5961                      03-0360441
     (State or other           (Primary Standard             (I.R.S. Employer
     jurisdiction of        Industrial Classification     Identification Number)
     incorporation or             Code Number)
     organization)


                            55 Green Mountain Drive
                        South Burlington, Vermont 05403
                                (802) 846-6100
              (Address, including zip code, and telephone number,
       including area code, or Registrant's principal executive offices)

                             PETER H. ZAMORE, ESQ.
                 Vice President, General Counsel and Secretary
                            55 Green Mountain Drive
                        South Burlington, Vermont 05403
                                (802) 846-6100
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)


                                With copies to:
       JOHN T. McCAFFERTY, Esq.                   THOMAS A. COLL, Esq.
          TROY B. LEWIS, Esq.                    NANCY E. DENYES, Esq.
      Jones, Day, Reavis & Pogue                   Cooley Godward LLP
       2300 Trammell Crow Center            4365 Executive Drive, Suite 1100
           2001 Ross Avenue                   San Diego, California 92121
          Dallas, Texas 75201                        (619) 550-6000
            (214) 220-3939

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed.        +
+GreenMountain.com may not sell these securities until the registration        +
+statement filed with the Securities and Exchange Commission is effective.     +
+This prospectus is not an offer to sell these securities and it is not        +
+soliciting an offer to buy these securities in any jurisdiction where the     +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   SUBJECT TO COMPLETION--JUNE 22, 1999

PROSPECTUS
--------------------------------------------------------------------------------

                               25,000,000 Shares



                            [GreenMountain.com logo]
                  ["Choose wisely. It's a small planet." logo]

                                  Common Stock
--------------------------------------------------------------------------------

GreenMountain.com Company is offering shares of its common stock in an initial public offering. Prior to this offering, there has been no public market for GreenMountain.com's common stock.

We anticipate that the public offering price will be between $11.00 and $13.00 per share. The shares of GreenMountain.com will be included for quotation in the Nasdaq National Market under the symbol "GMTN."

                                                        Per Share Total
   Public offering price..............................   $        $

   Underwriting discounts and commissions.............   $        $

   Proceeds, before expenses, to GreenMountain.com....   $        $

See "Risk Factors" on pages 9 to 17 for factors that you should consider before investing in the shares of GreenMountain.com.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may purchase up to 3,750,000 additional shares from GreenMountain.com at the public offering price, less underwriting discounts and
commissions, to cover over-allotments. Delivery of the shares will be on      ,
1999.

Prudential Securities                              BancBoston Robertson Stephens

Deutsche Banc Alex. Brown
             Volpe Brown Whelan & Company
                           FAC/Equities
                                   First Union Capital Markets Corp.
                                                   The Robinson-Humphrey Company

                                                             E*OFFERING

       , 1999

                       [Description of Front Cover Artwork]

   Cover Page

   Right: image of sun rings


   Bottom right: image of caterpillar


   Outside portion of gatefold

---------------------------

   Top left: image of cocoon hanging from leaf


   Right: image of sun rings


   Top center: text reading "g* commerce: using consumer purchase decisions to effect positive environmental change"


   Middle: screenprint of greenmountain.com's home page


   Bottom right: greenmountain.com logo, with "Choose wisely. It's a small planet." logo


   Gatefold

--------
Left: image of planet earth with sun rings and flying butterfly, surrounded by following text:

   Left: image of planet Earth with sun rings and flying butterfly, surrounded by following text:

   "Small sensitive planet seeks caring individuals"



   "Imagine a company where Internet commerce, basic consumer needs and the environment all intersect. A place that easily empowers ordinary people to make a real difference--one click at a time."


   Bottom right: greenmountain.com logo, with "Choose wisely. It's a small planet." logo

                                     TABLE OF CONTENTS

                                      Page                                       Page
                                      ----                                       ----
Prospectus Summary..................    4   Environmental Advisory Board........   56
Risk Factors........................    9   Management..........................   57
Use of Proceeds.....................   18   Related Party Transactions..........   73
Dividend Policy.....................   18   Principal Stockholders..............   78
Capitalization......................   19   Description of Capital Stock........   80
Dilution............................   20   Shares Eligible for Future Sale.....   83
Selected Financial Information......   21   Underwriting........................   85
Management's Discussion and Analysis        Legal Matters.......................   86
 of Financial Condition and Results         Experts.............................   86
 of Operations......................   22   Additional Information..............   87
Business............................   32   Index to Financial Statements.......  F-1



--------------------------------------------------------------------------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

   This summary sets forth the material highlights of the information contained elsewhere in this prospectus. It may not contain all of the information that you should consider before investing in GreenMountain.com, and you should read the entire prospectus carefully.

   Unless otherwise indicated, all information in this prospectus reflects our conversion from a limited liability company to a corporation, which occurred on June 18, 1999, and the related exchange of each common unit of the limited liability company for three shares of common stock of the corporation. See "Related Party Transactions--Reorganization Transaction."

                               GreenMountain.com

   GreenMountain.com uses the Internet and other media to offer environmentally friendly electricity and other green products to consumers. Our Web site-- www.greenmountain.com--will use the rich interactive resources of the Internet to educate consumers about the environmental impact of their everyday purchases and make it easy and appealing for them to use those purchases as agents of change for a cleaner and healthier environment. We refer to the concept of using consumer purchase decisions to effect positive environmental change as "g*commerce." Our mission is to make Green Mountain the leading brand for environmentally friendly products.

   "Environmentally friendly" or "green" products, as we use these terms for purposes of our business plan, are those products that have a less harmful effect on the environment than other products available to consumers having the same or a similar use. Based on number of customers served, we currently are the leading retailer of green electricity to residential customers in Pennsylvania and California--the two states that have effectively opened their residential electricity markets to competition. Our green electricity products are produced from renewable and other environmentally preferable generation sources, such as wind, water, geothermal, biomass, landfill gas and natural gas. In addition, we offer solar generation equipment and have very recently begun to offer other green consumer products over the Internet.

   Three broad trends support our business plan.

  . Environmental Awareness. We believe that there is growing concern about the environment among consumers today and that there is an excellent opportunity to build a strong environmental brand presence. We believe that, if offered a convenient, cost-effective choice, a large market of consumers will purchase a product that is environmentally friendly over one that is not.

  . Deregulation of Electric Utility Markets. We expect deregulation of the $200 billion electric utility industry--the largest industrial source of air pollution in the United States--to provide consumers in more than half the states with a choice of electricity supplier and generation source by the end of 2003.

  . Growth of the Internet. The Internet is emerging as one of the most significant global communications media, enabling millions of people to share information and conduct business electronically. We believe that online retailers are able to communicate more efficiently and effectively with more customers than traditional retailers.

   Our predecessor, GreenMountain Energy Resources L.L.C., was formed in February 1997 and commenced operations in August 1997. As a result, we have only a limited operating history upon which you can evaluate our business and prospects. For the year ended December 31, 1998, we generated revenues of $1.5 million and

                                                                  Choose wisely.

incurred net losses of $46.0 million, and for the first quarter of 1999, we generated revenues of $4.1 million and incurred net losses of $19.8 million. More than 99% of our revenues have come from green electricity sales in Pennsylvania and California. We expect to incur net losses in subsequent fiscal periods. Because we expect to continue to incur significant market development expenses, we will need to generate significant revenues to achieve profitability in the future.

   Our Web address is www.greenmountain.com. Our principal executive offices are at 55 Green Mountain Drive, South Burlington, Vermont 05403. Our telephone number is 802.846.6100. The information on our Web site is not part of this prospectus.

                             Our Business Strategy

   We are the first and only company to offer green electricity to residential customers in both Pennsylvania and California. Although to date we have primarily utilized traditional media in our marketing efforts, we are also one of the first companies to offer green electricity products over the Internet. We intend to take advantage of this first mover momentum to offer a wide variety of green consumer products over the Internet.

   To fulfill our mission, we have developed a strategy consisting of the following key elements:

  .Position Green Mountain as the most trusted and best known environmental brand;

  .Offer convenience and selection to purchasers of green consumer products;

  .Develop and maintain our Web site as a state-of-the-art, interactive commerce platform that makes purchasing our green products easy and appealing; and

  .Develop and maintain an online community that fosters and supports g*commerce.

                         The GreenMountain.com Web Site

   Our Web site is being upgraded to provide consumers with easy access to a broad selection of green consumer products and in-depth, educational environmental content. Our focus in this effort is on providing content with environmental appeal to people of all ages, such as news articles, product research information, corporate environmental value added reports and environment-related tools, games and quizzes. Our approach is to compile content from multiple sources and integrate it with our own editorial content to increase its usefulness and the convenience, relevance and enjoyment of consumers' visits to our Web site, thereby promoting increased traffic and sales of our green products. We expect that our current upgrade will be complete by October 1, 1999.

                              Our Management Team

   Our management team is led by Sam Wyly, our Chairman. Mr. Wyly, a computer software entrepreneur, has created and managed several public and private companies. In 1981, he co-founded Sterling Software, a New York Stock Exchange-listed supplier of software products and services, and he currently serves as its Chairman. He also serves as Chairman of the Executive Committee of Sterling Commerce, a leading provider of business-to-business electronic commerce software and network services that was spun off by Sterling Software in 1996. Since August 1997, entities affiliated with the Wyly family have invested more than $70 million in our company. After this offering, Sam Wyly, Evan Wyly and Lisa Wyly will collectively own of record or otherwise have voting control over 2,431,866 shares, or 4.8% of the shares outstanding. Because of this interest, as well as the management positions of these individuals, we expect that the Wyly family will continue to exercise significant control over our direction and management following the closing of this offering.

It's a small planet.(SM)

   Our managers have substantial expertise in brand development and marketing, as well as Internet-related technologies. In addition, we have established strategic relationships with leading marketing and technology companies to help us accomplish our mission.

                          Our Environmental Commitment

   Our ability to obtain customers and generate sales depends on maintaining our reputation as a company making a positive contribution to the environment. We stake our reputation on the environmental soundness of our green products, and we view our environmental integrity as one of our most important assets.

   We believe strongly in our g*commerce vision. We intend to use the broad reach of the Internet to aggregate the g*commerce impact of the large online community, and we believe that the power of this community to effect environmental change will be significant.

   We intend to closely monitor our effect on the environment and consider it an essential measure of our success. We have established an Environmental Advisory Board, the management position of Chief Environmental Officer and a committee of our board of directors, which will be responsible for reviewing our adherence to our environmental principles.

                                                                  Choose wisely.

                                  The Offering

Shares offered by                  25,000,000 shares
 GreenMountain.com................

Total shares outstanding after     50,546,500 shares
 this offering....................

Use of proceeds................... To provide working capital for brand awareness and marketing, technology and
                                   development expenses, repayment of any debt
                                   and other general corporate purposes

Nasdaq National Market symbol..... GMTN

                      Additional Potential Share Issuances

   You should be aware that we are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock expected to be outstanding after this offering as indicated above. If and when we issue these shares, the percentage of the common stock you own may be diluted. The following is a summary of additional shares of common stock that may be issued pursuant to the underwriters' over-allotment option and that we have currently approved, or we expect to approve, for issuance upon the exercise of options and warrants or grant of stock awards after this offering:

  . 3,750,000 shares issuable upon the exercise of the underwriters' over-allotment option;

  . 6,374,559 shares issuable upon the exercise of the options outstanding as of the date of this prospectus;

  . 6,262,066 shares available for issuance upon the exercise of options awarded under our 1999 Stock Option Plan in the future, including an option to purchase 625,000 shares of common stock expected to be granted to Sam Wyly, an option to purchase 487,500 shares of common stock expected to be granted to Dennis Crumpler, a Vice Chairman and Director of GreenMountain.com, an option to purchase 675,000 shares of common stock expected to be granted to Dennis Kelly, our President and Chief Operating Officer, and options to purchase an aggregate of 449,000 shares of common stock expected to be granted to a new director nominee, nine new employees and four new advisors, in each case in connection with this offering;

  . 150,000 shares available for issuance under our 1999 Director Stock Award
    Plan; and

  . 11,940 shares issuable upon the exercise of warrants outstanding as of the date of this prospectus.

   Except as otherwise indicated, the number of shares outstanding set forth in this prospectus does not reflect these potential issuances.

It's a small planet.(SM)

                             Summary Financial Data

   The following table summarizes our statements of operations for the period from inception on February 26, 1997 to December 31, 1997, for the year ended December 31, 1998 and for the three-month periods ended March 31, 1998 and 1999 and our balance sheet as of March 31, 1999. The statement of operations per share data reflect our conversion from a limited liability company to a corporation as if that conversion had occurred as of the beginning of the period indicated. See our financial statements and the notes to those statements included elsewhere in this prospectus.

                                                               Three Months
                                                              Ended March 31,
                                                              ----------------
                          February 26, 1997
                           (Inception) to      Year Ended
                          December 31, 1997 December 31, 1998  1998     1999
                          ----------------- ----------------- ------  --------
                                                                (Unaudited)

                                   (In thousands, except share data)
Statement of Operations
 Data:
Revenues.................     $     --          $  1,530      $   --  $  4,150
Cost of sales............           --             1,097          --     3,096
Total operating
 expenses................       13,905            46,465       6,731    21,064
Operating loss...........      (13,905)          (46,032)     (6,731)  (20,010)
Net loss.................      (13,862)          (46,039)     (6,707)  (19,795)
                              ========          ========      ======  ========
Basic and diluted loss
 per common share........     $ (16.70)         $  (6.33)     $(3.53) $  (0.89)
                              ========          ========      ======  ========
Basic and diluted
 weighted average common
 shares
 outstanding.............          830             7,272       1,899    22,327
                              ========          ========      ======  ========

                                                          At March 31, 1999
                                                     ---------------------------
                                                     Actual  As Adjusted (1)
                                                     ------- ---------------
                                                           (Unaudited)

                                                         (In thousands)
Balance Sheet Data:
Cash................................................ $20,476    $298,101
Restricted cash.....................................   2,513       2,513
Total assets........................................  29,750     307,375
Total liabilities...................................  12,313      12,313
Stockholders' equity................................  17,437     295,062

--------
(1)As adjusted to reflect the sale of the 25,000,000 shares of common stock offered in this offering at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, as if this offering had been completed as of March 31, 1999. See "Use of Proceeds" and "Capitalization."

                                                                  Choose wisely.

                                  RISK FACTORS

   This offering involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information in this prospectus, before purchasing shares of GreenMountain.com common stock. Each of these risk factors could adversely affect our business, operating results and financial condition and the price of our common stock.

   RISKS RELATED TO ESTABLISHMENT OF OUR BUSINESS

   Our Business Plan Is Novel And Our Business May Not Prove To Be Profitable. Our business plan is novel and without established precedent. It relies on three broad trends:

  .The willingness of consumers to use their purchasing decisions to address environmental concerns;

  .The movement from government controls to free market competition in the electric utility industry; and

  .Increasing use of the Internet for commerce transactions.

Our ability to grow our customer base and to generate sales sufficient for us to achieve profitability depends on the continuation of these trends and the successful implementation of the primary components of our business strategy.

   To date, more than 99% of our revenues have come from sales of our green electricity products in Pennsylvania and California. To grow our customer base and generate increased sales, we must:

  .Increase awareness of the Green Mountain brand;

  .Offer a broad selection of green consumer products;

  .Upgrade our Web site to accommodate and support expanded product offerings; and

  .Create an online community of people with shared concerns about the environment.

   The novel interaction of these factors presents a high degree of uncertainty as to whether we can achieve profitability. Many of these factors are outside our control. We cannot assure you that our business or your investment in our stock will be profitable.

   Both Investors And Our Management Will Have Very Limited Information Available To Them In Making Decisions Relating To GreenMountain.com Because Of Our Very Short Operating History And Because Of The New And Rapidly Evolving Markets In Which We Operate. We commenced active operations in August 1997 as a retail marketer of green electricity products and determined in late 1998 to expand our retail marketing efforts by developing a state-of-the-art, interactive commerce platform to offer other green consumer products. We have a very limited operating history upon which an investor can evaluate our company, our current business and our prospects. Our business model is evolving and an investor in our common stock must consider the substantial and sometimes unforeseeable expenses frequently encountered by early stage companies, companies that are in the midst of significant business changes and companies that are in new and rapidly evolving markets, such as the retail marketing of electricity and online commerce. Similarly, our management has only a limited operating history on which to base important business decisions. This lack of information will make these management decisions very difficult and the outcome of the decisions uncertain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Our Strategy."

It's a small planet.(SM)

   We Have Incurred Losses, We Anticipate Losses Will Continue And We May Never Achieve Profitability. We have recorded a substantial net loss for each fiscal period since our inception and expect to continue to incur substantial net losses for the foreseeable future. We incurred net losses of approximately $46.0 million in 1998 and approximately $19.8 million in the first quarter of 1999. In connection with the implementation of our expanded business strategy and the growth of our business, we expect our cost of sales and operating expenses to increase significantly, especially in the areas of sales, marketing and brand promotion. We will, therefore, need to generate significant revenues to achieve profitability. We may never achieve profitability. Even if we do, we may be unable to sustain or increase profitability in the future. See "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Our Ability To Grow Our Customer Base And Generate Sales Depends On Positioning The Green Mountain Brand And Maintaining Our Reputation And The Credibility Of Our Products. In order to grow our customer base and generate sales, we believe we must position the Green Mountain name as the leading environmental brand and maintain our reputation as a company making a positive contribution to the environment, particularly in the Internet market and in deregulated electricity markets within the United States. Promoting and positioning the brand will depend largely on the success of our marketing efforts and our ability to provide high quality products and customer service. We cannot assure you that we will be successful in this regard. Building the Green Mountain brand will require substantial marketing expenditures. Our sales and marketing expenses were $33.0 million for 1998 and $12.4 million in the first quarter of 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We cannot assure you that our brand promotion activities will result in increased revenues or that any such revenues will offset our marketing expenditures.

   State and federal regulators and environmental and consumer groups scrutinize claims regarding the environmental benefits of products and from time to time challenge the environmental benefits of products that claim to be green, including those offered by us. In addition, state or federal regulators may establish criteria that we would be required to meet in order to characterize our products as "environmentally friendly" or "green," or they may require detailed disclosure of the basis of our characterization of our products. Compliance with rules of this type could be burdensome, particularly in the highly technical area of electricity marketing. Maintaining our reputation and the credibility of our products, as well as our environmental message, will depend on our ability to respond to these claims and comply with these rules effectively and efficiently. Although we believe that our claims regarding the environmental benefits of our products are accurate and supportable and that we will be able to comply with any applicable regulations, we cannot assure you that these challenges or compliance with regulations of this type will not adversely affect our reputation, our customer base or our revenues. See "Business--Our Strategy."

   Our Ability To Grow Our Customer Base And Generate Sales Depends On Broadening Our Product Offerings. Until very recently, our consumer product offerings consisted solely of green electricity products and solar generation equipment, each of which we currently offer only in Pennsylvania and California. To date, more than 99% of our revenues have come from green electricity sales in those two states. We have recently begun offering a limited number of other products that are also available to consumers outside Pennsylvania and California. See "Business--Other Products--Recently Announced Product Offerings." In order to grow our customer base and generate sales, we must broaden our product offerings to include other green consumer products that can be offered outside of deregulated utility markets. We cannot assure you that we will be able to do so. We do not intend to manufacture any products but rather will sell products produced for us by others under the Green Mountain brand and, accordingly, we will need to establish relationships with third parties to purchase or otherwise obtain such products. We will also need to enter into relationships with third parties to make their own green products available through our Web site. Our experience in purchasing and marketing green electricity may not be effective in purchasing and marketing other green consumer products. We cannot assure you that we will be able to establish the third-party relationships necessary to broaden our product offerings as we plan. Moreover, the commercial availability of some of the products that we hope to offer--for example, fuel cells for homes, offices and cars--is dependent on technological advances.

                                                                  Choose wisely.

We cannot assure you when or even that such advances will occur, that we will be able to develop profitably a sufficient selection of green consumer products or that any of our products will achieve market acceptance. See "Business--Our Strategy."

   To Attract Customers And Make Sales Over The Internet, We Must Develop Our Web Site And Implement Ongoing Improvements To Our Web Site In The Face Of Rapid Technological Change. Our ability to attract consumers and sell them our products over the Internet will depend on our ability to design, develop and maintain a state-of-the-art Web site. The development of Web sites requires substantial expenditures and lead time. As of March 31, 1999, we have spent $1.1 million on the current upgrade of our Web site, and we expect to spend another $4.5 million by October 1, 1999, when we expect this upgrade to be complete. We are depending on Strategic Interactive Group, a specialized Web site developer, for the upgrade of our Web site. If Strategic Interactive Group does not meet our expectations, we would have to retain another Web site developer and the upgrade of our Web site could be delayed. For a discussion of arrangements with two additional Web site developers that would reduce our dependence on Strategic Interactive Group, see "Business--Our Web Site." We cannot assure you that the current upgrade of our Web site will be complete by October 1, 1999 or that our Web site will be successful in attracting customers after this upgrade is complete. When we launch our upgraded Web site, it could contain errors that are discovered after it is launched and, as a result, we may be required to modify the Web site to correct these errors. We cannot assure you that we will be able to modify our Web site to correct any errors or that we will be able to implement the ongoing improvements that we believe are required for the continued success of a Web site, and we cannot estimate the related costs with any certainty. To date, approximately 4% of our customer sign-ups for our green electricity products have come through our Web site. We have only very recently begun offering other green consumer products over the Internet.

   The online commerce industry is characterized by:

  .Rapid technological changes;

  .Frequent emergence of new industry standards and practices; and

  .Continual changes in user and customer requirements and preferences.

Failure to adapt to the evolving technologies, industry standards and user requirements and preferences on an ongoing basis could have a material adverse effect on our ability to attract customers to and make sales through our Web site. We cannot assure you that we will be successful in this regard. See "Business--Our Strategy" and "Business--Our Web Site."

   Our Failure To Develop And Maintain Strategic Web Site Relationships Could Adversely Affect Our Ability To Attract Customers To Our Web Site. We believe that in order to attract significant traffic to our Web site and thereby grow our customer base we will need to establish and maintain relationships with Internet portals, which are Web sites that offer a broad array of resources and services on the Internet such as e-mail, discussion forums, search engines and on-line shopping malls, to attract traffic to their site, and other high-traffic Web sites that will carry links to our new Web site. For example, we have entered into an arrangement with Yahoo! under which Yahoo! will place banner advertising and button links on its properties and deliver e-mail, all containing information about our energy business. We will also need to establish and maintain relationships with content providers that will provide our Web site with content that appeals to consumers who are concerned about the environment. Competition exists for these types of relationships and we likely will have to pay significant fees to establish and maintain these relationships. We cannot assure you that we will be able to enter into or maintain appropriate relationships or that, even if we do, we will attract significant traffic to our Web site, grow our customer base or generate sales.

   Our Ability To Expand Our Existing Green Electricity Business Into New Markets Depends On The Outcome Of The Deregulation Process In Each State. We believe that utility deregulation in the United States will continue on a state-by-state basis. To date, however, only four states--Pennsylvania, California, Massachusetts and Rhode Island--have implemented competition on a statewide basis. Moreover, deregulation is a political process and its continuation, as well as the timing and form of deregulation in any particular state, cannot be predicted with any certainty. Specific features of deregulation programs vary significantly from state to state. Our ability to enter and compete in any particular deregulated market will depend on the specific

It's a small planet.(SM)
features, including the consumer protection provisions, of that market's deregulation program. For example, the Pennsylvania program has afforded us greater opportunity than the California program. We cannot assure you that deregulation will continue or that the deregulation program implemented in any particular state in the future will allow effective competition. If it does, we may face additional competition and we cannot assure you that we will be able to compete successfully in any state. If deregulation does not continue as we currently anticipate, we would be unable to expand our existing green electricity business as contemplated by our business plan and our financial prospects would be materially and adversely affected. In any event, we may incur significant expenses in connection with our lobbying efforts. See "Business--The Opportunity--Deregulation is Empowering Consumers to Change the Way Electricity is Made."

   OTHER RISKS RELATED TO OUR BUSINESS GENERALLY

   Our Operating Results May Fluctuate Significantly And Cause Volatility In Our Stock Price. Our operating results may fluctuate significantly from quarter to quarter and year to year. Our limited operating history, in combination with the recent expansion of our business strategy, also makes the prediction of future results of operations impossible. We believe that period-to-period comparisons of our operating results are not meaningful and that the results for any particular period should not be relied on as an indication of future performance.

   Our revenues and operating results may vary significantly from quarter to quarter or year to year depending on a number of factors, including:

  .Our ability to attract and retain customers;

  .The level of consumer concern about the environment;

  .The timing of deregulation of the electric utility industry and changes in deregulation programs; and

   .Other factors discussed under other captions under "Risk Factors."

   Our limited operating history, together with the expansion of our business strategy to include using our Web site to offer green consumer products other than green electricity, also makes it difficult to fully assess the impact of seasonal factors on our business. However, we expect to experience seasonality in our business, reflecting a combination of seasonal fluctuations in Internet usage, seasonal fluctuations of electricity usage and traditional retail seasonality patterns. With respect to our existing retail electricity business, higher than average use of electricity is expected in the summer and winter months for Pennsylvania and California.

   Fluctuations in operating results may result in volatility of the price of our common stock in the public market. It is likely that, from time to time in the future, our operating results will be below the expectations of public market analysts and investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Intense Competition May Affect Our Ability To Grow Our Customer Base And Generate Sales. Both the deregulated electricity and online commerce markets are new, rapidly evolving and highly competitive. We face intense competition, and many of our competitors and potential competitors have:

  .Longer operating histories;

  .Greater name recognition;

  .Larger customer bases; and

  .Greater financial and other resources.

   Competitors may enter the online commerce market easily and at relatively little cost. In addition, our competitors, and competitors offering non-green products in particular, may be able to devote significantly greater resources than we can to the development and marketing of products. They may also be able to offer better prices to our potential customers and make more attractive offers to our potential strategic partners. We also anticipate competition from other retailers attempting to offer a broad selection of green products. See "Business--Our Competitive Position."

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   Poor Performance By One Or More Of Our Outside Service Providers Could Be
Disruptive To Our Business Operations. We rely on third-party service providers for several key functions, including:

  .Web site development;

  .Mass media advertising;

  .Direct mail marketing;

  .Inbound and outbound telephone marketing;

  .Mail response processing;

  .Customer fulfillment;

  .Billing and customer care; and

  .Information technology functions.

Any interruption in these third-party services, or a deterioration in their service, could be disruptive to our business. Many of the agreements with our third-party service providers are terminable upon short notice. If any of these arrangements is terminated, we cannot assure you that we will be able to find an alternative provider on a timely basis or on similar terms. In addition, changes in providers may result in increased administrative costs. See "Business--Marketing, Sales and Customer Service."

   Our Existing Green Electricity Business Depends On Our Ability To Obtain From Wholesale Electricity Suppliers, On Acceptable Terms, Electricity Meeting Our Customers' Requirements. We do not generate electricity. For electricity supply to serve the requirements of our green electricity customers, we currently rely on short-term requirement contracts with wholesale electricity suppliers. Under these contracts, our suppliers provide electricity, usually for a one-year period, that matches the aggregate customer requirements that are assigned to them. These contracts are not dependent on any minimum number of customers being assigned to them and permit us to service customers throughout a state. Under some of these contracts, the supplier can discontinue the assignment of additional customers upon 90 days' notice. The wholesale price is fixed or based upon a fixed price spread for the term of the contracts. We attempt to reduce our risk related to fluctuations in wholesale prices and customer usage by using these contracts, but cannot assure you that price fluctuations will not adversely affect our business.

   We may be unable to obtain sufficient electric power to meet our future supply needs, both for our existing operations in Pennsylvania and California and future operations in new deregulated electricity markets that we are likely to enter. We may be unable to extend or replace our existing supply contracts. Moreover, any future supply contracts may not provide for a term or a price comparable to those of our existing supply contracts and may not be requirements contracts that enable us to reduce our risk relating to fluctuations in wholesale prices and customer usage. In addition, specific features of a deregulation program in any particular state may affect our access to and the cost of supply arrangements for that state. See "Business-- Our Green Electricity Products."

   Our Ability To Grow Our Customer Base And Generate Sales Depends Upon Public Environmental Consciousness. Our ability to grow our customer base and generate revenues from the sale of green consumer products depends on the continued development of public concern about environmental issues. While we believe that such concern is rooted in improvements to education and the wider dissemination of environmental information in recent years, we cannot assure you that these trends will continue or that the current levels of environmental consciousness will be sustained. Given our business plan, the failure of such concern to continue to develop could materially and adversely affect the growth of our customer base and sales revenues and, accordingly, our financial prospects.

   Potential Rapid Growth May Strain Our Human Resources. We have rapidly and significantly expanded our operations, and future expansion will be required in order for us to realize our business objectives. We have grown from 28 employees as of September 1, 1997 to 68 employees as of March 31, 1999, and our operations have grown to serve approximately 68,000 electricity customers in Pennsylvania and California as of March 31, 1999. See "Management's Discussion and Analysis of Financial Condition and

                                       13

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

Results of Operations." We expect that future growth will place a significant strain on our managerial, operational and financial resources. We must manage our growth through appropriate systems and controls in each of these areas. We must also expand, train and manage our workforce. There is intense competition for personnel in the areas of our activities, and there can be no assurance that we will be able to continue to attract and retain personnel with the qualifications necessary for the development of our business.

   Our Business Operations Could Be Disrupted And Business Opportunities Lost If We Are Unable To Integrate Our New Senior Executives And Retain An Able Management Team. The operation of our business depends on our ability to grow, integrate and retain an able management team. We recently hired a new Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and Chief Technology Officer. We cannot assure you that we will successfully integrate these and other new arrivals with our existing staff without disruption to our business operations or that we will retain the services of key personnel.

   Failure To Protect Our Intellectual Property Could Adversely Affect Our Brand And Our Business. We rely on a combination of trademark and copyright law, trade secret protection, confidentiality and license agreements with our employees, strategic partners and others to protect our rights to our intellectual property. We have filed applications to register some of our service marks in the United States. Effective trademark, copyright and trade secret protection may not be available in every country in which we intend ultimately to offer our products. Despite our efforts, we cannot assure you that our rights will be enforceable even if registered, and we may be unable to deter misappropriation of our intellectual property. Misappropriation could have a material adverse effect on our brand and our business by causing us to lose customers and revenue opportunities. In addition, pursuing persons who might misappropriate our intellectual property could be costly and divert the attention of management from the operation of our business. See "Business--The Protection of our Intellectual Property."

   Products Sold By Us May Subject Us To Litigation And The Related Costs. We will sell products produced by others under the Green Mountain brand. We will also have relationships with third parties who make their green products available through our Web site. These sales and relationships may subject us to liabilities, including consumer product liabilities. Defending against any such claims could be costly and divert the attention of management from the operation of our business. While we intend to require our suppliers and other parties in these relationships to indemnify us against those types of liabilities, any available indemnification may not be adequate. We currently have product liability insurance coverage in the amount of $35 million, with a $200,000 deductible per occurrence. Our liability insurance may not adequately protect us against these types of liabilities.

   Claims Of Our Infringement On The Intellectual Property Rights Of Others Could Be Costly And Disruptive To Our Business Operations. Other parties may assert infringement claims against us or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them directly or through the use of technology that we license from others. Defending against any such claim could be costly and divert the attention of management from the operation of our business. In addition, the inability to obtain or maintain the use of licenses or other technology could adversely affect our business operations.

   Year 2000 Complications Could Be Disruptive To Our Business Operations. On January 1, 2000, many currently installed computer systems and software products could fail or malfunction because they may not be able to distinguish between 20th century dates and 21st century dates. We are subject to external Year 2000-related failures or disruptions that might generally affect industry and commerce, such as failures by energy generation or utility distribution companies and related service interruptions. These failures or disruptions are especially critical to us as a seller of retail electricity products. Notwithstanding our Year 2000 efforts, the failure of our systems or those of any of our information technology service providers, outsourcing partners or suppliers, or the failure of the Internet generally, to be Year 2000 ready could harm the operation of our systems or have unforeseen, material adverse consequences to us. These consequences could include power supply interruptions to our customers or the inability to bill our customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

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   RISKS RELATED TO THE INTERNET AND ONLINE COMMERCE ASPECTS OF OUR BUSINESS

   Our Ability To Generate Sales Depends On Continued Growth Of Online Commerce. Our ability to generate sales of green consumer products through our Web site depends on continued growth in the use of the Internet and in the acceptance and volume of commerce transactions on the Internet. We cannot assure you that the number of Internet users will continue to grow or that commerce over the Internet will become more widespread or that our sales will grow at a comparable rate. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

  .Lack of acceptable security technologies;

  .Lack of access and ease of use;

  .Congestion of traffic;

  .Inconsistent quality of service and lack of availability of cost-effective, high-speed service;

  .Potentially inadequate development of the necessary infrastructure;

  .Governmental regulation; and

  .Uncertainty regarding intellectual property ownership.

We cannot assure you that the Internet will support increasing use or will prove to be a viable commercial marketplace.

   We May Lose Customers And Revenue Opportunities If We Are Not Able To Acquire Or Maintain An Effective Web Address. We currently hold the domain name "greenmountain.com," as well as other related names. We may not be able to prevent third parties from acquiring Web addresses that are similar to ours. If that should occur, we could lose customers and revenue opportunities to those third parties. Domain names generally are regulated by Internet regulatory bodies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. As a result, we may not acquire or maintain the "greenmountain.com" domain name in all of the countries in which we may conduct business in the future. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is not clear.

   Failure Or Inadequate Performance Of Our Technology Systems May Interrupt Our Operations And Result In The Loss Of Customers And Revenue
Opportunities. Our ability to grow our customer base and generate sales of our green consumer products over the Internet will depend on the efficient and uninterrupted operation of our Web-related technology systems that are required to accommodate a high volume of traffic. We cannot assure you that our Web site infrastructure will be able to accommodate the volume of traffic that could develop or that upgrade requirements will not have an adverse impact on our business. Although we intend to implement security measures, our systems will be vulnerable to physical damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not intend to have redundant systems and have not adopted a formal disaster recovery plan. Therefore, any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our Web site could cause us to lose customers and revenue opportunities and could harm our reputation and brand. In addition, our business interruption insurance may not compensate us for all losses that could occur as a result of system failures.

   Security Concerns Could Hinder Our Online Sales And May Require Significant Expenditures. Concern about the transmission of confidential information over the Internet has been a significant barrier to online commerce over the Internet. We cannot assure you that consumers will not limit their use of the Internet to purchase products because of security concerns. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to

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

effect secure transmission of confidential information, such as customer credit card numbers. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the security measures that we use to protect customer transaction data. In addition, we may be required to make significant expenditures to protect against the threat of security breaches or to alleviate problems caused by such breaches.

   Information Displayed On Our Web Site May Subject Us To Litigation And The Related Costs. We may be subject to claims for defamation, libel, copyright or trademark infringement or based on other theories relating to information published on our Web site. We could also be subject to claims based upon the content that is accessible from our Web site through links to other Web sites. Defending against any such claims could be costly and divert the attention of management from the operation of our business.

   Government Regulation Of The Internet And Online Commerce Is Still Developing And Could Increase Our Operating Costs Or Otherwise Adversely Affect Our Business. There are existing laws and regulations that specifically regulate communications or commerce on the Internet. Further, laws and regulations that address issues such as user privacy, pricing, content, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. New laws or regulations relating to the Internet, or new applications or interpretations of existing laws, could adversely affect our business by increasing our operating costs or otherwise.

   RISKS RELATED TO THIS OFFERING

   Our Existing Stockholders Will Exercise Significant Control And Could Make Decisions That Adversely Affect New Investors. We expect that the Wyly family will continue to exercise significant control over our direction and management following the closing of this offering. In addition, our directors and executive officers and their affiliates will, in the aggregate, own approximately 9.3% of the outstanding shares of GreenMountain.com common stock upon the closing of this offering, or 8.7% if the underwriters exercise their over-allotment option in full. As a result of their share ownership, these stockholders will have a significant influence on all matters requiring stockholder approval, including the election of directors. This concentration of ownership could delay or prevent another person from acquiring control or causing a change in control of GreenMountain.com, which may affect your ability to resell your shares at a favorable price. See "Principal Stockholders."

   Our Shares Have Never Been Publicly Traded And A Public Market May Not Develop Or Be Liquid. Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market following this offering. See "Underwriting."

   Our Stock Price Is Likely To Be Volatile And This Volatility Could Affect Your Ability To Resell Your Shares At A Profit. The trading price of our common stock is likely to be volatile. The stock market has experienced significant price and volume fluctuations, and the market prices of technology company stocks, particularly those of Internet-related companies, have been highly volatile. As a result, you may not be able to resell your shares at a price equal to or greater than the initial public offering price. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against the issuing company, resulting in substantial costs and a diversion of management's attention from the operation of its business. See "Underwriting."

   Shares Eligible For Future Sale By Our Existing Stockholders May Adversely Affect Our Stock Price. The market price of our common stock could drop due to the sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. After this offering, 50,546,500 shares of

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


common stock will be outstanding. Of these shares, the 25,000,000 shares sold in this offering will be freely tradeable without restrictions under the Securities Act of 1933, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act. The number of shares of common stock outstanding would increase to 54,296,500 and the number of freely tradeable shares would increase to 28,750,000 if the underwriters exercise their over-allotment option in full. All of our officers, directors and stockholders have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Also, Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement. Upon expiration of this lock-up period, the shares owned by these persons prior to the closing of this offering may be sold into the public market without registration under the Securities Act in compliance with the volume limitations and other applicable restrictions of Rule 144 under the Securities Act. After the date of this prospectus, we intend to file one or more registration statements under the Securities Act to register all shares of common stock issuable upon the exercise of outstanding stock options or reserved for issuance under our 1999 Stock Option Plan and all shares of common stock reserved for issuance under our 1999 Director Stock Award Plan. Those registration statements are expected to become effective immediately upon filing, and subject to the vesting requirements and exercise of the related options and the grant of stock awards (as well as the terms of the lock-up agreements), shares covered by those registration statements will be eligible for sale in the public markets, except for any shares held by our "affiliates." See "Shares Eligible for Future Sale."

   Investors Will Experience Immediate And Substantial Dilution And May Experience Further Dilution. The initial public offering price of the common stock in this offering will be substantially higher than the net tangible book value per share of the common stock immediately after this offering. Therefore, if you purchase shares of common stock in this offering, you will incur immediate and substantial dilution of $6.19 per share in the net tangible book value per share of common stock from the price you paid, assuming an initial public offering price of $12.00 per share. The exercise prices of most of our outstanding options are below the anticipated initial public offering price. To the extent these options are exercised, you will experience further dilution. See "Dilution."

   Our Management Will Have Broad Discretion In Use Of Proceeds And It May Not Effectively Utilize Those Funds. Our management will have broad discretion in how we use the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. Our management's decision regarding use of the net proceeds may not be the most effective utilization of those funds. See "Use of Proceeds."

   Provisions In Our Governing Documents And Delaware Law Could Make Transactions Beneficial To Our Stockholders More Difficult. Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements based largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify these forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described above under the caption "Risk Factors." In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                       17

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

                                USE OF PROCEEDS

   We estimate that the net proceeds to GreenMountain.com from the sale of the common stock in this offering, assuming an initial public offering price of $12.00 per share, will be $277,625,000, after deducting underwriting discounts and commissions and estimated offering expenses. The estimated net proceeds would increase to $319,643,750 if the underwriters exercise their over-allotment option in full.

   The principal purpose of this offering is to obtain funds to be used as working capital and for general corporate purposes. We currently anticipate that we will use approximately 50% to 60% of the net proceeds for brand awareness and marketing, 10% to 20% of the net proceeds for technology and development, and 25% to 35% of the net proceeds for other general corporate purposes, including acquisitions of or investments in strategic businesses or technologies. We cannot assure you, however, that the amount of the net proceeds of this offering actually applied for any particular use will not differ from the amount we currently expect to use for that purpose.

   As part of our general corporate purpose spending, we expect to allocate an amount equal to 2% to 6% of the net proceeds to make substantial contributions to the political process and for public education. The purpose of these expenditures will be to help accelerate the deregulation of the electric utility industry and to help impose on the sources of industrial air pollution the costs of their pollution.

   We are exploring, and expect from time to time in the future to explore, possible acquisitions or investments that would further our business objectives. We currently have no commitments or agreements relating to any acquisition or investment in any strategic business or technologies, except as described in "Business--Our Web Site" below.

   We have obtained an advance of $5.0 million under our funding agreement with Green Funding I, L.L.C., an investment vehicle managed by the Wyly family, to permit us to meet our working capital requirements. We will use a portion of the net proceeds to repay in full this advance and any similar advances under the funding agreement that we may obtain prior to the closing of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions--Subsequent Transactions--Working Capital Funding Commitment."

   As of the date of this prospectus, we cannot specify, other than as indicated above, the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds. See "Risk Factors--Risks Related to this Offering--Our Management Will Have Broad Discretion in Use of Proceeds and It May Not Effectively Utilize Those Funds."

   Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the U.S. Government.

                                DIVIDEND POLICY

   We have not declared or paid any cash dividends on our common stock, and we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. We intend to retain any future earnings for use in the operation of our business.

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                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 1999. Our capitalization is presented:

  .on an actual basis, but reflecting our conversion from a limited liability company to a corporation as if that conversion had occurred as of March 31, 1999; and

  .as adjusted to reflect the sale of the 25,000,000 shares of common stock offered in this offering at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, as if this offering had been completed as of March 31, 1999. See "Use of Proceeds."

   You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those statements included elsewhere in this prospectus.

                                                        At March 31, 1999
                                                      ---------------------
                                                       Actual   As Adjusted
                                                      --------  -----------
                                                         (In thousands)
Cash................................................. $ 20,476   $298,101
                                                      ========   ========
Long-term obligations................................ $     --   $     --
Stockholders' equity:
 Common stock, $0.01 par value, 150,000,000 shares
  authorized; 25,546,500 shares outstanding (actual);
  50,546,500 shares outstanding (as adjusted)........      255        505
 Additional paid-in capital..........................  104,269    381,644
 Notes receivable....................................   (5,108)    (5,108)
 Deferred compensation...............................   (1,636)    (1,636)
 Accumulated deficit.................................  (79,696)   (79,696)
 Treasury stock......................................     (647)      (647)
                                                      --------   --------
 Total stockholders' equity..........................   17,437    295,062
                                                      --------   --------
 Total capitalization................................ $ 17,437   $295,062
                                                      ========   ========

   The number of shares of common stock reflected as issued in the table above, both on an actual basis and on an adjusted basis, does not reflect shares that may be issued upon the exercise of options or warrants. You should be aware that we are permitted, and in some cases obligated, to issue additional shares of common stock. If and when we issue these shares, the percentage of the common stock you own may be diluted. The following is a summary of additional shares of common stock that may be issued pursuant to the underwriters' over-allotment option and that we have currently approved, or we expect to approve, for issuance upon the exercise of options and warrants or grant of stock awards after this offering:

  . 3,750,000 shares issuable upon the exercise of the underwriters' over-allotment option;

  . 6,374,559 shares issuable upon the exercise of the options outstanding as of the date of this prospectus;

  . 6,262,066 shares available for issuance upon the exercise of options awarded under our 1999 Stock Option Plan in the future, including an option to purchase 625,000 shares of common stock expected to be granted to Sam Wyly, an option to purchase 487,500 shares of common stock expected to be granted to Dennis Crumpler, an option to purchase 675,000 shares of common stock expected to be granted to Dennis Kelly, and options to purchase an aggregate of 449,000 shares of common stock expected to be granted to a new director nominee, nine new employees and four new advisors, in each case in connection with this offering;

  . 150,000 shares available for issuance under our 1999 Director Stock Award
    Plan; and

  . 11,940 shares issuable upon the exercise of warrants outstanding as of the date of this prospectus.

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

                                    DILUTION

   Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

  .At March 31, 1999, our net tangible book value was $16,194,862 or $0.63 per share on an actual basis, but reflecting our conversion from a limited liability company to a corporation as if that conversion had occurred as of March 31, 1999.

  .After giving effect to the sale of the 25,000,000 shares of common stock offered in this offering at an assumed initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, as if this offering had been completed as of March 31, 1999, our pro forma net tangible book value on March 31, 1999 would have been $293,819,862 or $5.81 per share.

   This represents an immediate increase in the net tangible book value of approximately $5.18 per share to our existing stockholders and an immediate and substantial dilution of $6.19 per share to new investors purchasing common stock in this offering. The following table illustrates this per-share dilution:

     Assumed initial public offering price........................       $12.00
      Pro forma net tangible book value as of March 31, 1999...... $0.63
      Increase attributable to new investors......................  5.18
     Net tangible book value after this offering..................         5.81
                                                                         ------
     Dilution to new investors....................................       $ 6.19
                                                                         ======

   The following table summarizes as of March 31, 1999, on a pro forma basis assuming our conversion from a limited liability company to a corporation had occurred as of that date, the differences between the number of shares purchased from GreenMountain.com, the total consideration paid and the average price paid per share assuming an initial public offering price of $12.00.

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 25,546,500   50.5%  103,128,780   25.6%  $ 4.04
New investors................. 25,000,000   49.5   300,000,000   74.4    12.00
                               ----------  -----  ------------  -----
    Total..................... 50,546,500  100.0% $403,128,780  100.0%
                               ==========  =====  ============  =====

   The discussion and table above assumes no exercise of any stock options or warrants outstanding as of March 31, 1999. The following table sets forth the number of shares of common stock purchasable upon the exercise of options and warrants outstanding as of the date of this prospectus and the related exercise price.

                Number of Shares
                Purchasable Under
            Stock Options or Warrants                           Exercise Price
            -------------------------                           --------------
                       11,940                                       $75.59
                       41,679                                       $75.40
                       47,883                                       $75.20
                    4,851,300                                       $ 3.33
                    1,068,000                                       $ 6.67
                       78,000                                       $13.33
                      287,697                                       $12.00

In addition, in connection with this offering, we expect to grant to Sam Wyly an option to purchase 625,000 shares of common stock, Dennis Crumpler an option to purchase 487,500 shares of common stock, Dennis Kelly an option to purchase 675,000 shares of common stock and to a new director nominee, nine new employees and four new advisors options to purchase an aggregate of 449,000 shares of common stock, in each case at an exercise price per share equal to the initial public offering price.

   To the extent any options having an exercise price lower than the initial public offering price are exercised, there will be further dilution to new investors. See "Risk Factors--Risks Related to This Offering--Investors Will Experience Immediate and Substantial Dilution and May Experience Further Dilution."

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

                         SELECTED FINANCIAL INFORMATION

   The following selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those statements included elsewhere in this prospectus. The statement of operations data for the period from inception on February 26, 1997 through December 31, 1997, for the year ended December 31, 1998 and for the three-month periods ended March 31, 1998 and 1999, and the balance sheet data at December 31, 1997 and 1998 and March 31, 1999, are derived from our financial statements included elsewhere in this prospectus. The statement of operations per share data reflect our conversion from a limited liability company to a corporation as if that conversion had occurred as of the beginning of the period indicated. See "Related Party Transactions--Reorganization Transaction." The historical results presented here are not necessarily indicative of future results.

                                                             Three Months Ended
                         February 26, 1997                        March 31,
                          (Inception) to      Year Ended     --------------------
                         December 31, 1997 December 31, 1998  1998       1999
                         ----------------- ----------------- -------  -----------
                                                                 (Unaudited)
                                    (In thousands, except share data)
 Statement of Operations
 Data:
 Revenues...............     $     --          $  1,530      $    --   $  4,150
 Cost of sales..........           --             1,097           --      3,096
 Operating Expenses:
 Customer and regional
  operations............          982             4,834          652      2,270
 Sales and marketing....        4,337            33,010        4,065     12,375
 General and
  administrative........        1,742             4,226        1,012      3,928
 Technology and
  development...........        2,048             2,918          833      2,268
 Depreciation and
  amortization..........           90               768          169        223
 Organizational costs...        4,706               709           --         --
                             --------          --------      -------   --------
  Total operating
   expenses.............       13,905            46,465        6,731     21,064
                             --------          --------      -------   --------
 Operating loss.........      (13,905)          (46,032)      (6,731)   (20,010)
 Interest income
  (expense), net........           43                (7)          24        215
                             --------          --------      -------   --------
 Net loss...............     $(13,862)         $(46,039)     $(6,707)  $(19,795)
                             ========          ========      =======   ========
 Basic and diluted loss
  per common share......     $ (16.70)         $  (6.33)     $ (3.53)  $  (0.89)
                             ========          ========      =======   ========
 Basic and diluted
  weighted average
  common shares
  outstanding...........          830             7,272        1,899     22,327
                             ========          ========      =======   ========
                                   At December 31,            At March 31, 1999
                         ----------------------------------- --------------------
                                                                          As
                               1997              1998        Actual   Adjusted(1)
                         ----------------- ----------------- -------  -----------
                                                                 (Unaudited)
                                             (In thousands)
Balance Sheet Data:
 Cash...................     $  1,933          $  5,654      $20,476   $298,101
 Working capital........          141            (2,268)      14,854    292,479
 Total assets...........        4,183            11,411       29,750    307,375
 Total liabilities......        2,445            11,959       12,313     12,313
 Stockholders' equity...        1,738              (548)      17,437    295,062

--------
(1) As adjusted to reflect the sale of the 25,000,000 shares of common stock offered in this offering at an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and commissions and estimated offering expenses, as if this offering had been completed as of March 31, 1999. See "Use of Proceeds" and "Capitalization."

                                       21

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

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

   We were formed as a limited liability company in February 1997. On June 18, 1999, we converted from a limited liability company to a corporation. See "Related Party Transactions-- Reorganization Transaction."

   Between August 1997 and March 31, 1998, Green Funding I and Green Funding II, investment vehicles managed by the Wyly family, contributed to us a total of $70.0 million. In August 1997, Green Mountain Power Corporation, through a subsidiary, contributed to us

  .service marks, including our Choose wisely. It's a small planet.SM and Green Mountain Energy ResourcesSM service marks,

  .costs incurred by Green Mountain Power Corporation for research conducted prior to formation of the limited liability company to evaluate the viability of a nationally-marketed, premium-priced green electricity product, including marketing studies and analyses and

  .its rights under agreements with third-party service providers,

valued at $4.0 million as provided in the limited liability company agreement in exchange for a 33% equity interest, after the effect of the return of capital discussed below, in the limited liability company. In accordance with the limited liability company agreement, the $4.0 million value associated with Green Mountain Power Corporation's initial capital contribution was credited to the subsidiary's capital account. In August 1997, Green Funding I contributed $8.0 million and committed to contribute an additional $22.0 million in exchange for a 67% equity interest. Immediately following the initial contribution by Green Funding I, a subsidiary of Green Mountain Power Corporation received a distribution from the limited liability company of $4.0 million, representing reimbursement for market studies and analyses and other development costs incurred by Green Mountain Power Corporation prior to the formation of the limited liability company based on a provision in the limited liability company agreement. By December 1998, as a result of capital contributions made by Green Funding I after August 1997, the equity interest owned indirectly by Green Mountain Power Corporation had been diluted to approximately 1%. In late December 1998, we negotiated with Green Mountain Power Corporation and agreed to pay the subsidiary of Green Mountain Power Corporation $1.0 million in cash, the management committee's estimate of the fair value, for its remaining 1% equity interest, a non-compete agreement, rights to the Green Mountain name and other concessions. This agreement enabled us to eliminate our ties to a traditional regulated utility that had elected not to contribute additional equity to us. In addition, this agreement includes provisions favorable to us relating to non-competition and the use of the Green Mountain name. During January and February 1999, we raised $35.2 million in cash through private equity offerings. See "Related Party Transactions-- Subsequent Transactions," "Principal Stockholders" and Notes (1) and (11) to our financial statements included elsewhere in this prospectus.

   Since commencing active operations in August 1997, we have:

  .Established relationships with several outsourcing partners to perform most of the marketing, sales and customer service functions necessary for the operation of our business;

  .Established relationships with environmental groups and entered into affinity marketing programs with some of them;

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

  .Designed and built our Information Network to provide for the efficient communication of information with and among our outsourcing partners;

  .Integrated our Web site into our Information Network to enable consumers to purchase our electricity products online;

  .Implemented an aggressive marketing campaign using the Internet and other media aimed at creating awareness of the Green Mountain brand in California, which opened for competition on April 1, 1998, and Pennsylvania, which opened for competition on January 1, 1999;

  .Established supply relationships for green electricity in California and Pennsylvania;

  .Commenced marketing green electricity to residential customers in the deregulated electric utility markets of California and Pennsylvania;

  .Established supply relationships for Green Mountain SolarSM systems and commenced marketing them in California and Pennsylvania; and

  .Recruited a management team with substantial expertise in brand development and marketing, as well as Internet-related technologies.

   As of March 31, 1999, we were serving approximately 19,900 customers in California. We began selling electricity products in Pennsylvania on January 1, 1999. As of March 31, 1999, we were serving approximately 48,100 customers in Pennsylvania.

   We had 28 employees as of September 1, 1997. As of March 31, 1999, we had 68 employees, including management and staff personnel, and an additional seven temporary employees. We will add additional management and staff personnel as necessary, but we expect to continue to rely heavily on outsourcing arrangements.

   We have only a limited operating history upon which you can evaluate our business and prospects. We have not achieved profitability, and expect to incur net losses in 1999 and subsequent fiscal periods. We expect our costs of sales and operating expenses, especially in the areas of sales, marketing and brand promotion, to increase significantly, and, as a result, will need to generate significant revenues to achieve profitability. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. We believe that period-to-period comparisons of our operating results are not meaningful and that results for any particular period should not be relied on as an indication of future performance. See "Risk Factors."

Results Of Operations--Year Ended December 31, 1998 Compared To The Year Ended December 31, 1997

  Revenues And Cost Of Sales

   We did not generate revenues until the last half of 1998. Revenues increased from zero in 1997 to $1.5 million in 1998. Cost of sales representing electricity wholesale costs increased from zero in 1997 to $1.1 million in 1998. These increases were attributable to the commencement of electric service to customers in California beginning April 1, 1998.

  Customer And Regional Operations Expense

   Customer and regional operations expense increased by $3.8 million from $1.0 million to $4.8 million from 1997 to 1998. This expense is comprised primarily of the cost of our billing and customer care operations and expenses incurred for operations within particular states, including general operating expenses, supply personnel, legal and regulatory expenses and consulting and lobbying expenses. Overall, the increase from 1997 to 1998 primarily represents:

  .Approximately a $1.5 million increase attributable to the commencement of billing activity when the California retail electricity market opened for competition;

                                       23

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

  .Approximately a $0.9 million increase in regional operating activities within states expected to open their electric utility markets for retail competition in the foreseeable future;

  .The preparation for commencement of service to customers in Pennsylvania on January 1, 1999; and

  .Costs associated with increased business development efforts.

   In 1998, we entered into two electricity supply agreements to serve our customers in California, and we entered into three electricity supply agreements to cover anticipated customer requirements in Pennsylvania to commence in 1999.

  Sales And Marketing Expense

   Sales and marketing expense increased by $28.7 million from $4.3 million to $33.0 million from 1997 to 1998. Our sales and marketing expenses consist primarily of payroll and the costs related to (1) building brand awareness, including traditional media advertising, such as television, radio, print and billboards, and special events and promotions and (2) direct marketing, including direct mail, affinity programs, Internet and inbound and outbound telemarketing. Total sales and marketing costs included the following amounts:

  . Approximately $10.0 million for the year ended December 31, 1998 and $0.7 million for the period from inception on February 26, 1997 through December 31, 1997 for building brand awareness; and

  . Approximately $17.4 million for the year ended December 31, 1998 and $2.4 million for the period from inception on February 26, 1997 through December 31, 1997 for direct marketing costs in Pennsylvania and California.

These increases are primarily attributable to the commencement of service in California in April 1998 and the anticipation of the commencement of service in Pennsylvania effective January 1, 1999. These increases involve our use of marketing services from The Cullinan Group in 1998. We expect sales and marketing expense to continue to increase as we expand our green electricity business to additional states and expand the products offered through our Web site.

  General And Administrative Expense

   General and administrative expenses increased $2.5 million from $1.7 million to $4.2 million from 1997 to 1998. This expense is comprised primarily of payroll and miscellaneous expenses relating to our administrative, human resources, finance, legal and regulatory functions. Total payroll costs included in general and administrative expense were approximately $2.8 million for the year ended December 31, 1998 and $1.1 million for the period from inception on February 26, 1997 through December 31, 1997. The increase in payroll costs reflects the increase in the number of employees needed to accommodate our growth in 1998. Total miscellaneous costs related to our administrative, human resources, finance, legal and regulatory functions were approximately $1.4 million for the year ended December 31, 1998 and $0.6 million for the period from inception on February 26, 1997 through December 31, 1997. Miscellaneous costs primarily included costs related to travel, office supplies and meals and entertainment due to costs incurred for activities supporting the entry into deregulated electric utility markets.

  Technology And Development Expense

   Technology and development expense increased $0.9 million from $2.0 million to $2.9 million from 1997 to 1998. This expense is comprised primarily of payroll, general operating expenses and costs of consultants relating to the preliminary development and operation of our information technology systems. The increase in this expense primarily relates to information technology consulting services provided by Sterling Software. The increase was also partially attributable to increased payroll and general operating costs related to operating in 1998 for a full year rather than less than six months in 1997. We anticipate this expense will increase in future periods as we continue to implement improvements in our Web site and our Information Network.

                                       24

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

  Depreciation And Amortization

   Depreciation and amortization increased $0.7 million from $0.1 million to $0.8 million from 1997 to 1998. Our first full year of operations was 1998. Depreciation and amortization for 1998 represent one full year, while depreciation and amortization for 1997 represents a period from commencement of operations in August 1997 to December 31, 1997. This increase is also due to $0.9 million of property and equipment additions during 1998.

  Organizational Costs

   Organizational costs decreased $4.0 million from $4.7 million to $0.7 million from 1997 to 1998. In 1997, these costs were comprised primarily of $4.0 million of costs incurred by Green Mountain Power Corporation prior to the formation of the limited liability company for research relating to evaluating the viability of a nationally-marketed, premium priced green electricity product, including marketing studies and analyses. Unamortized organization costs in the amount of $0.3 million were written off in the fourth quarter of 1998, in accordance with a new accounting pronouncement.

  Interest Income/(Expense), Net

   Interest income/(expense), net, increased $0.1 million from 1997 to 1998 resulting primarily from interest on cash and cash equivalents offset in part by interest expense on a short-term, $10.0 million loan. This loan was both obtained and repaid in 1998. Our operations have been funded almost exclusively by capital contributions.

  Income Tax Expense

   No benefit for federal and state income taxes is reported in our financial statements because we elected to be taxed as a partnership prior to our conversion from a limited liability company to a corporation. For the periods presented, the federal and state tax effects of our tax losses were the responsibility of Green Funding I as a member of the limited liability company in accordance with our limited liability company agreement. Because we converted to a corporation on June 18, 1999, we will now account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. If we had applied this statement for the period from our inception through December 31, 1998, the deferred tax asset generated, primarily from net operating loss carry forwards, would have been offset by a full valuation allowance.

Results Of Operations--Three Months Ended March 31, 1999 Compared To The Three Months Ended March 31, 1998

  Revenues And Cost Of Sales

   Revenues increased from zero in the first quarter of 1998 to $4.1 million in the first quarter of 1999. Cost of sales increased from zero in the first quarter of 1998 to $3.1 million in the first quarter of 1999. The increase was attributable to the commencement of electric service to customers in Pennsylvania and California.

  Customer And Regional Operations Expense

   Customer and regional operations expense increased by $1.6 million from $0.7 million to $2.3 million from the first quarter of 1998 to the first quarter of 1999. The increase primarily represents:

  . Approximately a $0.7 million increase attributable to the commencement of billing activity when the Pennsylvania retail electricity market opened for competition on January 1, 1999;

  . Approximately a $0.7 million increase in regional operating expenses within states expected to open their electric utility markets for retail competition in the foreseeable future; and

  .  Costs associated with increased business development efforts.

                                       25

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

  Sales And Marketing Expense

   Sales and marketing expense increased by $8.3 million from $4.1 million to $12.4 million from the first quarter of 1998 to the first quarter of 1999. Our sales and marketing expenses consist primarily of payroll and the costs related to (1) building brand awareness, including traditional media advertising, such as television, radio, print and billboards, and special events and promotions and (2) direct marketing, including direct mail, affinity programs, Internet and inbound and outbound telemarketing. Total sales and marketing costs included the following amounts:


  . Approximately $3.7 million for the quarter ended March 31, 1999 and $0.8 million for the quarter ended March 31, 1998, for building brand awareness; and

  . Approximately $5.7 million for the quarter ended March 31, 1999 and $2.6 million for the quarter ended March 31, 1998, for direct marketing costs in Pennsylvania and California.

These increases are primarily attributable to the commencement of service in Pennsylvania effective January 1, 1999. These increases as discussed above involve our use of marketing services from The Cullinan Group. The first quarter of 1999 amounts also reflect approximately $0.4 million of compensation expense associated with the difference between the purchase price and exercise price of shares and options issued and their fair market value at the date of sale or grant. We expect sales and marketing expense to continue to increase as we expand our green electricity business to additional states and expand the products offered through our Web site.

  General And Administrative Expense

   General and administrative expenses increased $2.9 million from $1.0 million for the first quarter of 1998 to $3.9 million for the first quarter of 1999. This expense is comprised primarily of payroll and miscellaneous expenses relating to our administrative, human resources, financial, legal and regulatory functions. Total payroll costs included in general and administrative expense were approximately $2.5 million for the first quarter of 1999 and $0.7 million for the first quarter of 1998. Total general and administrative expense for the first quarter of 1999 reflects the recording of approximately $2.1 million of compensation expense associated with the difference between the purchase price and the exercise price of shares and options issued and their fair market value at the date of sale or grant. We charged $1.5 million of the total compensation expense to payroll expenses and $0.6 million to consulting expenses. Total miscellaneous costs related to our administrative, human resources, finance, legal and regulatory functions were approximately $1.4 million for the first quarter of 1999 and $0.3 million for the first quarter of 1998. Miscellaneous costs primarily included costs related to travel, office supplies and meals and entertainment.

  Technology And Development Expense

   Technology and development expense increased $1.5 million from $0.8 million for the first quarter of 1998 to $2.3 million for the first quarter of 1999. This expense is comprised primarily of payroll, general operating expenses and costs of consultants relating to the preliminary development and operation of our information technology systems and our Web site. The increase in this expense was primarily attributable to increased payroll and general operating costs related to increased consultant services for current operations provided by Sterling Software and increased network development. We anticipate this expense will increase in future periods as we continue to implement improvements in our Web site and our Information Network.

  Depreciation And Amortization

   Depreciation and amortization for the first quarter of 1999 remained consistent with the first quarter of 1998. Capitalized assets include primarily computers and furniture and fixtures that were purchased when we commenced operations.

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

  Interest Income/(Expense), Net

   The increase in interest income/(expense), net, of $0.2 million from the first quarter 1998 to the first quarter 1999 resulted primarily from interest earned on cash and cash equivalents as a result of our equity offerings in January and February of 1999.

Liquidity And Capital Resources

   Our operations have been funded almost entirely using proceeds raised through the sale of equity interests.

   Net cash used in operating activities was $12.3 million for 1997, $39.9 million for 1998, $5.1 million for the first quarter of 1998 and $19.1 million for the first quarter of 1999. The period-to-period increases in net cash used in operating activities resulted primarily from increasing net losses, partially offset by increases in accrued expenses and accounts payable.

   Net cash used in investing activities was $1.3 million for 1997, $0.8 million for 1998, $0.1 million for the first quarter of 1998 and $0.2 million for the first quarter of 1999, entirely the result of purchases of property and equipment, primarily computer equipment and furniture and fixtures.

   Net cash provided by financing activities was $15.6 million for 1997 and $44.4 million for 1998. Net cash provided by financing activities in both 1997 and 1998 resulted primarily from capital contributions by Green Funding I. During the first quarter of 1999, we raised $35.2 million of cash through private equity offerings.

   We are seeking additional investors through this offering to obtain working capital for brand development and marketing, product development, enhancement to our Web site and technology systems, expansion of our green electricity business into new deregulated markets, environmental programs and other general corporate purposes. The implementation of our expanded business plan is dependent on this offering. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. These expenditures will primarily be for computer equipment, furniture and fixtures and leasehold improvements. We also have total minimum lease obligations of $0.4 million under cancelable operating leases. Several of our outsourcing agreements have minimum financial commitments as follows:

  . Our outsourcing agreement with en.able, L.L.C. currently commits us to pay minimum monthly service charges for call center service and billing services in the amount of $112,500;

  . Our teleservices agreement with ICT Group, Inc., which we may terminate on 30 days' notice, commits us to pay fixed monthly fees of approximately $8,700, as well as actual costs associated with service representatives' time and communication costs incurred resulting from inbound and outbound calls;

  . Our marketing services agreement with The Cullinan Group requires us to pay a minimum monthly retainer fee of $30,000 as well as monthly advance payments in the amount of anticipated expenses less the monthly retainer fee; and

  . Our marketing agreement with Yahoo! Inc. commits us to pay approximately $6,000,000 over the one-year term of the contract commencing in May 1999, as well as payment of referral fees, not to exceed $400,000 in the aggregate, for new energy services accounts opened as a result of the Yahoo! promotions. Expenses, including referral fees, will be recognized under this contract throughout the term of the contract and in a manner consistent with receipt of services provided by Yahoo!

   Our contracts with four electricity suppliers provide for separate letters of credit or equivalent financial assurances to satisfy credit requirements. The amounts of the letters of credit range from 15 days' to two months' of receivables based on our load forecast. In addition, we have delivered to one electricity supplier irrevocable letters of credit in association with the supplier's purchase and installation of three wind power

                                      27

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

turbines. We also delivered letters of credit to regulators securing our performance as an energy service provider. Total supply and regulatory letters of credit outstanding at December 31, 1998 were $2,765,230 and at March 31, 1999 were $2,477,251.

   If we are unable to obtain financing through this offering, we will curtail our current growth plans and we believe our existing cash resources, together with up to $22.0 million available under a funding agreement with Green Funding I, will be sufficient to fund our operations at least through 1999. There is currently an advance of $5.0 million outstanding under the funding agreement. See "Related Party Transactions--Subsequent Transactions--Working Capital Funding Commitment" and Note (1) to our financial statements included elsewhere in the prospectus. We believe that, assuming this offering closes, the net proceeds from the offering, together with cash resources, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future. However, there may arise circumstances in which we need to raise additional funds through public or private financings or other arrangements, and we cannot assure you that we will be able to do so. The failure to raise additional funds when needed could have a material adverse effect on our business, results of operations and financial condition.

Market Risk Disclosures

   We currently have no indebtedness, hold no derivative instruments and do not earn foreign-sourced income. Accordingly, changes in interest rates or currency exchange rates do not generally have a direct effect on our financial position. Our commodity price risk is limited, as our electricity supply contracts are generally short-term requirements contracts that match the aggregate customer requirements that are assigned to them and they were not entered into for trading or speculative purposes. Under some of these contracts, either we or our suppliers can discontinue the assignment of additional customers with advance notice. The wholesale price is either fixed or includes a fixed margin to the wholesale clearing price for the term of the contracts. In the future, as our electricity requirements reach substantial levels, we may increase the volume of electricity contracts that we buy directly from electricity wholesalers other than under requirements contracts in order to reduce our overall costs of electricity supply and allow us greater marketing flexibility.

   As of March 31, 1999, we did not face the level of equity price risk that we expect to be subject to subsequent to this offering. To the extent that changes in interest rates and currency exchange rates affect general economic conditions, we would be affected by such changes.

Year 2000 Readiness Disclosure

  State Of Readiness

   On January 1, 2000, technology systems and software applications may fail or malfunction due to the inability to distinguish between 20th century dates and 21st century dates. We have defined "Year 2000 readiness" or "Year 2000 ready" as meaning a hardware or software system is suitable for continued use into the Year 2000 and beyond. Specifically, date dependant systems may represent the year 2001 as "01," but will not cease to perform the functions necessary for its use.

   We have determined during our initial assessment that our internal corporate systems, including both hardware and software applications, are Year 2000 ready, with some exceptions. Those systems determined not to be Year 2000 ready and which are critical to our operations will either be replaced or upgraded in order to be Year 2000 ready. We expect to achieve Year 2000 readiness for all of our systems by the end of the third quarter of 1999. The phases of our Year 2000 readiness program are as follows: (1) Planning and Awareness,
(2) Assessment, and (3) Remediation and Testing.

  . Our Planning and Awareness phase includes the creation and maintenance of an area of our Web site to present Year 2000 contact information, links to additional sites and GreenMountain.com Year 2000 statements.

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   Employee awareness consists of company newsletters, Intranet/extranet pages, inter-office bulletins and staff meeting updates. Partners and suppliers will receive mailings, Year 2000 surveys and telephone calls, and, if appropriate, site-visits. This phase is currently approximately 80% complete and is expected to be completed by the end of the third quarter of 1999.

  . The overall Assessment phase includes risk assessment within three areas of our business: corporate operations, business partners and wholesale power suppliers. Risks will be ranked by low, medium and high depending on their perceived impact to our business. Corporate inventory is included in this phase to determine all components that comprise the corporate information systems and building mechanical systems (including heating, ventilation, air conditioning and security). Questionnaires and telephone calls, visits to Web sites and requests for readiness disclosures will be used to determine the initial state of readiness and Year 2000 preparations of all parties external to GreenMountain.com. As part of Assessment, inventory is approximately 30% complete overall, with internal corporate systems inventory approximately 40% complete and outsourced business systems inventory approximately 20% complete. Year 2000 readiness of corporate systems is substantially complete due to the fact that we use current software and have no proprietary systems. We have been researching Web sites of the manufacturers of our corporate systems and have found that with the installation of patches or service packs, this software is already ready or will be ready by the end of 1999. The internal figure will increase significantly when the implementation of Microsoft SMS, a package which will assist us in assessing our Year 2000 readiness, is complete. The percentage of outsourced business systems inventory will increase significantly when we receive the feedback to our inquiries on vendor and partner Year 2000 readiness in response to the systems they employ to meet our requirements. We expect the overall Assessment phase to be completed by the end of the second quarter of 1999.

  . Remediation and Testing of corporate systems includes using Microsoft SMS to continue to ensure ongoing Year 2000 readiness of corporate systems and software, working with vendors on building mechanical systems and testing of Year 2000 readiness of applications, such as our financial package and payroll system. Supplier remediation and testing involves the testing of transactions across our vendor/partner network. This phase is currently approximately one-third complete for corporate internal systems' remediation and we expect to complete all remediation no later than the beginning of the fourth quarter of 1999.

   In addition to building mechanical systems, we distinguish technology systems into two categories, business systems and corporate systems. The business systems consist of the hardware and software employed to support the business operations of GreenMountain.com, including third-party service providers. The corporate systems consist of the hardware and software required to support the corporate infrastructure such as our network servers, desktop computers, desktop applications and the financial system.

  . For business systems, we have outsourced the majority of our operations.
    We have relationships with electricity suppliers, local utility distribution companies, billing centers, call centers, customer acquisition, mailing list providers, Web content providers, network managers, and marketing groups. We have begun research into the state of Year 2000 readiness with each of the organizations we do business with. We believe we have a level of comfort that each will be able to continue functioning and fulfilling their obligations to us. To formalize this, we are in the process of preparing material to be sent to each supplier asking them to certify that the equipment and software they employ to meet their contractual obligations to us has been tested and will be suitable for continued use into the Year 2000 and beyond. Additionally, we will be reviewing the business sustainability of our key suppliers of billing and customer care and some of their information technology functions. Lastly, our network manager service provider will be assisting in the coordination of a system level test plan that will push and pull transactions across our network to and from our different suppliers and partners. The test data will be designed to test transactions with key dates aimed at confirming Year 2000 readiness. We expect to complete the mailing, review of business sustainability and testing by the end of the third quarter of 1999.

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

  . For corporate systems, we are a young company with new technology and no legacy applications. All of our hardware is less than two years old and is still supported by vendors and suppliers. Corporate software consists mainly of desktop applications, the financial system and the payroll system--preparing these applications to be Year 2000 ready consists of applying patches and installing software upgrades. We are in the process of installing Microsoft SMS, which will enable our organization to inventory every desktop and server to determine the extent of those items' Year 2000 readiness. Estimated time of completion for this project is July 1999. We believe that in the majority of cases, we will be applying software upgrades or patches to correct potential issues that could result from the Year 2000 issue. Remediation of non-ready systems is expected to be completed during the third quarter of 1999.

  . We have performed an internal risk assessment to identify mechanical and building systems that could be at risk for Year 2000-related issues. As part of the Year 2000 readiness effort, we have identified non-computer technology and outside suppliers that may be susceptible to Year 2000 issues, including our local electricity supplier and our security access system provider. Completion of assessment and testing of mechanical and building systems is expected to be completed during the third quarter of 1999.

   We have performed research on the Year 2000 readiness of each of our major suppliers, including Sterling Software, en.able, PGI Companies, Midwest Graphics, ICT Group, Transcom USA and our wholesale electricity suppliers, Dynegy, Conectiv, Allegheny Energy, DTE Co-Energy and PacifiCorp. We have relied on Internet postings, SEC filings, Year 2000 readiness disclosure and documentation provided by suppliers and partners. The research has obtained standard responses on Year 2000 readiness, specifically that each company is either Year 2000 ready or in the process of becoming Year 2000 ready. For those business systems that we deem critical to our operations and business sustainability, we will require a more detailed response. We are in the process of preparing material to be sent to these suppliers and vendors and expect that letters will be sent by the end of the second quarter of 1999, requesting responses to be received in the following quarter. These letters are being prepared and sent in tandem with our system wide test to ensure that these suppliers and vendors are in fact Year 2000 ready. We expect to complete this process during the third quarter of 1999. However, we cannot assure you that the failure of one of these third parties to be Year 2000 ready will not have a material adverse effect on us. If we determine no later than September 1999 that an information technology service provider, outsourcing provider or supplier will not be Year 2000 ready, we believe we will be able to select in a timely manner alternatives which are Year 2000 ready.

  Costs To Address Year 2000 Issues

   In order to meet current and future business needs, we are assessing our hardware and software applications and making them Year 2000 ready. We are also utilizing the services of Sterling Software to assist with the integration testing of data shared with our information technology service providers, outsourcing providers and suppliers. We have expensed less than $0.1 million in connection with our Year 2000 readiness efforts since inception through March 31, 1999 and we expect to incur approximately $0.4 million during the remainder of 1999. These costs represent work to be performed to both make our corporate and business systems Year 2000 ready and to assess the Year 2000 readiness of our information technology service providers, outsourcing partners and suppliers.

  Risks Associated With Year 2000 Issues

   We are subject to external Year 2000-related failures or disruptions that might generally affect industry and commerce, such as failures by energy generation or utility distribution companies and related service interruptions. These failures or disruptions are especially critical to us as a seller of retail electricity products. Notwithstanding our Year 2000 efforts, the failure of our systems or those of any of our information technology service providers, outsourcing partners or suppliers, or the failure of the Internet generally, to be Year 2000 ready could harm the operation of our systems or have unforeseen, material adverse consequences to us. These consequences could include the inability to bill our customers. All of these factors could materially adversely affect our business, results of operations and financial condition.

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  Contingency Plans

   We have no formal overall worst-case scenario because we divide up our Year 2000 risk into internal and external systems. An overall worst-case would be if the highest risk areas of the internal and external were to occur simultaneously. The internal corresponds to business sustainability and the external deals with servicing our customers; accordingly, these two areas have different priorities and different exposure to risks. We expect that at the corporate level we would sustain no adverse effects due to the short-term loss of corporate information technology systems. For our business systems, a long-term disruption could impact our ability to serve customers, including customer billing, customer service and our ability to interact with electric utility and distribution companies. This would not, however, impact the ability for customers to receive our energy products or electric distribution and generation in general. As part of our contingency planning, which we expect to complete no later than the beginning of the fourth quarter of 1999, we will use risk assessment to develop contingency plans for worst-case scenarios in each area of our business.

Recent Accounting Pronouncements

   The Financial Accounting Standard Board (FASB) recently issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes to equity (net assets) during a period from non-owner sources. SFAS No. 130 is effective for financial statements for fiscal years beginning after December 15, 1997. We have not had any transactions that are required to be reported in comprehensive income.

   The FASB recently issued SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. We do not believe we currently operate in more than one segment.

   The FASB, in June 1998, issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement SFAS No. 133 as of the beginning of any fiscal quarter after June 16, 1998. SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to derivative instruments and derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998). We do not have any derivative instruments at this time; however, such instruments may be embedded in future electricity contracts.

   The American Institute of Certified Public Accountants Statement of Position
(SOP) No. 98-1, Accounting For the Costs of Computer Software Developed or Obtained for Internal Use, provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that SOP No. 98-1 will have a material impact on our financial statements. GreenMountain.com anticipates that in the second quarter of 1999 it will begin capitalizing certain costs in accordance with SOP No. 98-1 associated with projects that enter the development stage, including its Web site development project.

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

                                    BUSINESS

Our Mission

   GreenMountain.com uses the Internet and other media to offer environmentally friendly electricity and other products to consumers. Our Web site-- www.greenmountain.com--will use the rich interactive resources of the Internet to educate consumers about the environmental impact of their everyday purchases and to make it easy and appealing for them to use those purchases as agents of change for a cleaner and healthier environment. Our mission is to make Green Mountain the leading brand for environmentally friendly products.

   Based on number of customers served, we are the leading retailer of green electricity to residential customers in Pennsylvania and California -- the two states that have effectively opened their residential electricity markets to competition. We intend to offer green electricity products in each deregulated utility market in which we can compete effectively. We also offer solar generation equipment.

   We have very recently expanded our product offerings to include a Green Mountain co-branded Visa card, ecological tours and vacations, electric bicycles and environment-related books, and we expect to continue to expand our selection of green consumer products.


The Opportunity

  Public Concern About Environmental Problems Is High

   Our environment faces serious problems.

  .Air pollutants released by the burning of fossil fuels pose serious threats to human health, ecosystems, visibility, crops and buildings.

  .113 million Americans live in approximately 130 localities that fail air quality standards.

  .Smog (ground level ozone) contributes to respiratory ailments.

  .Emissions of nitrogen oxide are a major contributor to formation of smog.

  .Electric utility generation accounts for 30% of nitrogen oxide emissions in the United States.

  .The mixture of sulfur dioxide and nitrogen oxide causes acid rain, resulting in the acidification of lakes and streams, damage to trees at high elevations and accelerated decay of buildings and paints.

  .Electric utility generation accounts for 66% of sulfur dioxide emissions in the United States.

  .1998 was the hottest year on record and this decade has been the hottest decade on record.

  .Scientists generally believe that increases in carbon dioxide emissions contribute to global warming.

  .Electric utility generation accounts for 36% of carbon dioxide emissions in the United States.

A recent Worldwatch publication stated:

    . . . [There] is an exciting alternative economic model that promises a better life everywhere without destroying the earth's natural support systems. The new economy will be powered not by fossil fuels, but by various sources of solar energy and hydrogen . . . Instead of a throwaway economy, we will have a reuse/recycle economy.

Even large oil companies seem to recognize the need for cleaner burning fuels and renewable energy sources and are actively exploring alternatives to fossil fuels. According to Worldwatch Institute:

  .Atlantic Richfield's chief executive officer sees his company's large holdings of natural gas playing a key role in the transition from a carbon-based energy economy to one based on hydrogen.

  .Royal Dutch Shell has announced a commitment of $500 million to renewable energy sources.

According to Environmental Data Services, British Petroleum has announced plans to expand its subsidiary BP Solar ten-fold over the next decade to achieve annual sales of solar photovoltaic cells of $1 billion.

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We are convinced of the need to switch from the current fossil-fuel-based, throwaway economy to an environmentally sustainable economy, and we believe that our g*commerce model can help accelerate this change.

   We believe that Americans are more concerned than ever about environmental problems and are more knowledgeable than ever about green products and processes. We also believe that Americans are increasingly sensitive to the effect that their individual behavior can have on the environment and are willing to change that behavior in order to protect the environment. We believe that this behavioral trend is evidenced by the recent growth of recycling. According to BioCycle Magazine, the percentage of recycled waste grew from 8% in 1990 to 28% in 1997.



                  [BAR CHART REPRESENTING PERCENTAGE INCREASE
                      IN WASTE RECYCLED FROM 1990 TO 1997]

In addition, BioCycle Magazine reported in April 1998 that the number of community curbside recycling programs had increased from 1,042 in 1989 to 8,937 in 1997.

   According to the 1998 Green Gauge Report, an annual environmental survey conducted by Roper Starch Worldwide, 47% of Americans "cite difficulty in finding pro-environmental versions of products they need and say not having time to shop around to find them is a "major reason' or "something of a reason' for not doing more environmentally." We believe that if offered a convenient, cost-effective choice, many consumers will purchase a product that is green over one that is not. Jacquelyn Ottman, the author of Green Marketing:
Opportunity for Innovation, has said "[p]eople are "greener' today than ever before" and "[g]reen marketing is looking more mainstream all the time." The 1998 Green Gauge Report states:

    As Americans' levels of environmental concern are high and sizable numbers of Americans say they would feel more favorable toward a business that takes environmental action, marketing around environmental issues is an excellent way to reach consumers and build a "power brand."

We aim to make Green Mountain a leading brand for green products.

  Deregulation Is Empowering Consumers To Change The Way Electricity Is Made

   Deregulation of the $200 billion electric utility industry--the largest industrial source of air pollution in the United States--is part of a global trend away from government control and toward free markets. The electricity industry includes three basic functions: the production or generation of electricity, wholesale and retail marketing of electricity and transmission and distribution of electricity to the end user. Historically, in the United States regulated electric utilities have provided bundled electricity service, including generation,

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

marketing and distribution, within exclusive franchise service territories. The underlying premise of the regulatory system guaranteed the utilities freedom from competition and a "reasonable" rate of return on their investment in exchange for a limitation on that investment return in the form of government regulation of the prices the utilities were allowed to charge their customers.

   The wholesale power sector is largely subject to federal regulation, while the retail operations of electric utilities are principally regulated at the state level. Since the passage of federal legislation in 1992, the Federal Energy Regulatory Commission has implemented measures to facilitate competition in wholesale power marketing. On a state-by-state basis, states have begun to introduce competition to the retail power marketing and generation sectors. Because of the inherent inefficiencies that would be involved in the duplication of the "poles and wires" and other facilities required for the distribution of electricity, this function remains in the hands of state-franchised monopolies, subject to traditional rate of return price regulation. As a result of deregulation, the power generation and marketing sectors have been separated from the distribution function. Thus, the electric utility industry is changing from one characterized by a single provider of bundled electricity service to one having a number of electricity generators and marketers who are not subject to governmental price regulation, but are subject to market price competition and risk.

   Currently, the industry segment in which we compete is retail marketing and our primary target customers are residential customers. Deregulation is providing consumers with a choice of electricity supplier and of generation source. Because all electricity delivered into the electric distribution system serving an area is fungible, choice does not affect the actual electrons delivered for the consumer's use. It does, however, influence the source of the electricity delivered to the distribution system. Choice allows the growing community of informed and environmentally conscious consumers a convenient way to direct market forces toward positive environmental change.

   Because deregulation is a political process, the timing and outcome of deregulation in any particular state is unpredictable. The specific features of the deregulation program implemented in a particular state affect whether and to what extent free competition will develop in that market. To date, four states--Pennsylvania, California, Massachusetts and Rhode Island--have opened their retail electricity markets to competition with varying degrees of success.

  .Pennsylvania. Pennsylvania's deregulation program has been the most successful, resulting in the most active electricity retail market in the United States. Pennsylvania consumers considering selection of a power marketer other than their traditional electric utility compare their "shopping credit" to the rate offered by that marketer. The "shopping credit" is an amount deducted from the bill that the consumer would receive from the utility if the consumer selects another supplier. The prices charged for electricity by the suppliers are not subject to Pennsylvania price regulation. Unregulated suppliers, including unregulated affiliates of the traditional utilities, have been able to offer power to consumers at prices equal to or less than the Pennsylvania shopping credit, thus providing an incentive for consumers to switch from their traditional utility supplier. We have not used discounts or price incentives in establishing our rates, which are based on wholesale market prices and competitive retail margins. From time to time, we do offer sign-up incentives, such as an initial month of free service. The cost of these incentives has been included in customer acquisition costs and has not had a significant effect on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we do not view ourselves as a price competitor, we believe that we benefit from price competition because it contributes to an active market of consumers who have made a deliberate choice of electricity supplier.

   Pennsylvania's retail electricity market opened for competition on January 1, 1999. As of March 31, 1999, approximately 7% of the households in the Pennsylvania market had elected to switch from their incumbent electricity provider. Of those households, we estimate slightly less than one-third switched to a green electricity product. As of March 31, 1999, there were seven significant residential electricity suppliers (excluding incumbent electric utilities and their affiliates) competing in the residential Pennsylvania market, and two of them offered green electricity products.

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  .California. California's deregulation program is currently in a transitional phase that is substantially less favorable to free market competition than the Pennsylvania program. Under the California program, consumers considering selection of an unregulated supplier are allowed a shopping credit equal to the average wholesale cost of power available under a pool known as the California Power Exchange. Because the shopping credit is equal only to the wholesale value of the electricity consumed, independent suppliers cannot generally offer consumers a price savings compared to the traditional utilities. A limited exception exists as a result of credits available for the production of electricity from renewable resources. The absence of legitimate price competition has limited the development of a vibrant, deregulated market in California.

   California's retail electricity market opened for competition on April 1, 1998. As of March 31, 1999, 1% of the households in California had chosen to switch from their incumbent electricity provider. As of March 31, 1999, there were five residential electricity suppliers (excluding incumbent electric utilities and their affiliates) competing for new customers in the California market, and all of them offered green electricity products. As a result, all households that have switched are receiving green electricity.

  .Massachusetts. Although the Massachusetts retail electricity market nominally opened for competition on March 1, 1998, to date the shopping credit in Massachusetts has not achieved a level permitting competitive retail suppliers to match the rates offered by incumbent electricity providers. Accordingly, no significant competition for residential customers has developed. Under the Massachusetts deregulation program, the shopping credit increases over time.

  .Rhode Island. Although Rhode Island's residential retail electricity market was formally open for competition by July 1998, no significant competition has developed in Rhode Island for the same reason competition for residential customers has not developed in Massachusetts. Under the Rhode Island deregulation program, the shopping credit increases over time.

   The primary reason for the success of the Pennsylvania deregulation program as compared to the programs in California, Massachusetts and Rhode Island is that Pennsylvania's program has stimulated customer interest by allowing competitive retail suppliers to offer consumers savings. Although the political nature of the deregulation process makes it impossible to provide any assurance in this regard, we believe that the legislators and regulators in states opening their electric utility markets for competition in the future will consider the success of the Pennsylvania deregulation program when establishing the specific features of the deregulation program to be implemented in their respective states. As the only independent power marketer focusing on residential customers and operating in both the Pennsylvania and California markets, we believe that we have established a credibility that will allow us to effectively advocate the Pennsylvania model in consultation with government officials in states exploring electric utility deregulation. See "Risk Factors--Risks Related to Establishment of our Business--Our Ability to Expand our Existing Green Electricity Business into New Markets Depends on the Outcome of the Deregulation Process in Each State."

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   The following map indicates the status of electric utility deregulation across the continental United States.

          MAP OF THE CONTINENTAL UNITED STATES APPEARS HERE DEPICTING
         LEGISLATIVE OR OTHER ACTION TAKEN IN EACH STATE TO DEREGULATE
             THE ELECTRIC UTILITY MARKET, INDICATING STATES WHERE:

 .RESTRUCTURING PLAN ADOPTED BY COMMISSION OR LEGISLATION
 .COMPANIES ORDERED TO FILE RESTRUCTURING PLANS OR ENABLING LEGISLATION ENACTED .COMMISSION OR LEGISLATIVE INVESTIGATION UNDERWAY LIKELY TO LEAD TO A
RESTRUCTURING PLAN
 .AN INFORMATIONAL OR FACT-FINDING STUDY IS UNDERWAY
 .NO SUBSTANTIVE ACTIVITY IS UNDERWAY
  SOURCE: REGULATORY RESEARCH ASSOCIATES, MAY 14, 1999]
   Pennsylvania, California, Massachusetts and Rhode Island are currently the only states that have implemented competition on a statewide basis. In addition to these four states, Arizona, Arkansas, Connecticut, Delaware, Illinois, Maine, Maryland, Michigan, Montana, Nevada, New Hampshire, New Jersey, New Mexico, New York, Oklahoma, Virginia and, most recently, Texas have taken formal action to deregulate. We expect that more than half of the states will provide consumers a choice of electricity supplier and generation source by the end of 2003.

   The deregulation of electricity follows the precedent of deregulation of long distance telephone services, with some important differences. While long distance telephone service (like wholesale electric sales) is largely governed by federal laws, electric utilities are principally regulated by the states. Also, we will be able to differentiate our products by their generation source whereas the long distance telephone market is marked by an absence of product differentiation.

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  The Internet And Online Commerce Are Growing

   We believe that the Internet is emerging as one of the most significant global communications media. It is enabling millions of people to share information and conduct business electronically. A number of factors are contributing to the dramatic growth of this new medium, including:

  .Ease of use;

  .Reduced costs;

  .Faster access;

  .Improved content; and

  .Increased attention in other media.

Jupiter Communications estimates that the number of Internet users in the world will grow from 112 million in 1998 to 244 million in 2002.

   Online retailers are able to communicate effectively with customers by providing:

  .Visual product presentations;

  .Up-to-date pricing and product information;

  .Customer support and opportunities for customer feedback;

  .Product offerings tailored to customer preferences; and

  .Electronic billing and payment systems.

These features, together with the widespread availability of express delivery services, make online retailing a viable alternative to traditional stores. Online retailers also avoid the burden of managing and maintaining numerous local facilities and enjoy lower transaction costs.

   An increasingly broad base of products and services are being sold online, including books, brokerage services, computers, music and travel services. Jupiter Communications estimates that the value of goods and travel services purchased on the Internet in the United States alone will grow from $7.1 billion in 1998 to $41.1 billion in 2002. We cannot assure you that our sales will have a comparable growth rate. Our growth rate will be affected by a number of factors, including:

  . Our ability to position the Green Mountain brand name;

  . Our ability to broaden our product offerings;

  . The timing of deregulation in the states that have not yet opened their residential electricity markets to competition;

  . The competition for customers interested in purchasing green consumer products; and

  . The continued development of public concern about environmental issues.

See "Risk Factors." To date, approximately 4% of customer sign-ups for our green electricity have come through our Web site. We have only very recently begun to offer other green consumer products over the Internet.

   As the number of online content, commerce and service providers has expanded, strong brand recognition and strategic alliances have become critical to success. Brand development is especially important for online retailers due to the need to establish trust and loyalty with customers in the absence of face-to-face interaction.

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The Green Mountain Advantage

   We believe that a significant opportunity exists for a company to market green consumer products over the Internet. Research performed for us by Copernicus, The Marketing Investment Strategy Group, which has assisted us with the development of our overall marketing strategy, indicates that our green electricity customers in Pennsylvania are 31% more likely to have accessed the Internet in the last three months than the general population. According to the 1998 Green Gauge Report, "the Internet is one source by which Americans are gaining information about the environment" and "[i]ndeed, 71% of [households with one or more personal computers] say they know "a lot' or "a fair' amount about the environment." We believe that by creating an Internet destination site that will appeal to people who care about the environment, we can make Green Mountain a leading brand for green products.

   We believe that we are uniquely qualified to capitalize on the opportunity to market green products over the Internet as a result of:

  .Our success in marketing green electricity to residential customers in the deregulated utility markets of Pennsylvania and California; and

  .The growing awareness of our Green Mountain brand name.

   Based on number of customers served, we are currently the leading seller of green electricity to residential customers in Pennsylvania and California --
 the two states that have effectively opened their residential electricity markets to competition. In June 1998, we began marketing electricity products in Pennsylvania, which opened for competition on January 1, 1999. As of March 31, 1999, we were serving approximately 48,100 customers in Pennsylvania. The Xenergy 1999 Retail Wheeling Multi-Client Study Phase 4 Final Report states:

     The survey analysis identified Green Mountain as "the" green marketer in Pennsylvania, with a total market share of 29 percent of all switchers, and with nearly all of the green market share. Much of their success may be attributable to their ability to effectively market, as their prices are often higher than those of other green marketers in Pennsylvania. They are the most recognized supplier in the market, whether or not the customers are green purchasers.

California's retail electricity market opened for competition on April 1, 1998. Our marketing strategy in California was to concentrate first on northern California due to its higher concentration of environmentally sensitive consumers. We have recently increased our efforts in southern California. As of March 31, 1999, we were serving approximately 19,900 customers in California, approximately 75% of which were in northern California.

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   The following table illustrates the number of our customers as of the end of each calendar quarter commencing on or after April 1, 1998.

[BAR CHART REPRESENTING INCREASE IN QUARTERLY CUSTOMER GROWTH FROM 2ND QTR 1998
           TO 1ST QTR 1999 IN TERMS OF CUSTOMERS SERVED APPEARS HERE]

Quarter to quarter comparisons of the number of customers is not necessarily meaningful and should not be relied on as an indication of future growth in the number of customers. Growth in the number of our customers is expected to be affected significantly by the timing of our entry into new deregulated markets. We are likely to experience higher customer acquisition rates during the initial market opening period.

   Market research performed for us by Copernicus indicates that from its first introduction to the Pennsylvania market in June 1998, awareness of the Green Mountain brand grew to 55% of residential households by April 1999. Similar market research performed for us by Copernicus indicates that in November 1998, 16% of residential households in northern California and 11% of residential households in the entire state were aware of our Green Mountain brand. By April 1999, awareness of the brand had grown to 31% in northern California and 24% statewide. See "--Marketing, Sales and Customer Service--Marketing."

Our Strategy

  Position "Green Mountain" As The Most Trusted And Best Known Green Brand

   We are the first and only company to offer green electricity products primarily to residential customers in the deregulated electric utility markets of both California and Pennsylvania and one of the first companies to offer green electricity products over the Internet. We intend to take advantage of this first mover momentum to offer a wide variety of green products over the Internet and position Green Mountain as the most trusted and best known environmental brand. We are engaged in aggressive marketing aimed at increasing awareness both of the environmental impacts of people's everyday purchases and of the Green Mountain brand through traditional media, principally in states in which we offer our energy products. We will continue to expand our marketing effort, especially on the Internet, as we identify new green products that can be marketed beyond those states.

   We seek to establish relationships with environmental groups in support of our message that personal purchasing decisions can effect positive environmental change.

   Some of our green electricity products are identified as environmentally preferred by:

    .Natural Resources Defense Council

    .Environmental Defense Fund

    .Clean Air Council (of Pennsylvania)

In addition, the Union of Concerned Scientists has chosen one of our products to serve its California office and the electric vehicle charging station in its parking lot.

It's a small planet.(SM)

   We have an affinity marketing program with each of the following organizations:

  .Redwood Alliance, Arcata, California

  .Bay Keeper, San Francisco, California

  .Save Our Shores, Santa Cruz, California

  .AIDS Fund, Philadelphia, Pennsylvania

   Each of the following organizations has supported our work in community outreach programs:

  .Coalition of Clean Air, Los Angeles, California

  .The Nature Company, Berkeley, California

   The Episcopal Diocese of California under its Episcopal Power & Light Program has recommended Green Mountain as the preferred electricity provider in California. Several Episcopal churches have chosen our products to serve their church facilities.

   We stake our reputation on the environmental soundness of our products. We participate in the nation's first voluntary certification program for environmentally preferred electricity products--the Green-e Renewable Electricity Branding Program. Two of our three green electricity products offered to customers in Pennsylvania and both of our green electricity products currently being offered to new customers in California are Green-e certified. The Green-e program is intended to ensure that retail suppliers of Green-e certified electricity actually buy the renewable energy promised to their customers and to help consumers compare different electricity offerings. Under the program, annual independent audits of the delivery of certified products are conducted. Green-e is administered by the Center for Resource Solutions, a non-profit organization based in San Francisco, with an independent board of environmentalists, consumer advocates and renewable energy experts. In order for an electricity product to be certified by Green-e, it currently must satisfy the following criteria:

  . At least 50% of the product must come from specified renewable sources;

  . Emissions of sulfur dioxide, nitrogen oxide and carbon dioxide from the non-renewable generation component of the product must not exceed average emissions rates of fossil fuel power that is otherwise available in the electricity distribution system and the total fossil fuel emissions of the product must not exceed the average emissions rate of power that is otherwise available in the electricity distribution system;

  . None of the product may come from nuclear power, other than a proportion that is no greater than the proportion of nuclear power that is otherwise available in the electricity distribution system; and

  . The product must be offered by a company committed to following the Green-e Code of Conduct on ethical treatment of customers, including using simple contracts and disclosure labels.

  Offer Convenience And Selection

   In order to make it convenient for consumers to find pro-environmental versions of products they need, we are expanding the offerings on our Web site to include a broad selection of green consumer products in addition to the green electricity products and solar generation equipment that we currently offer in Pennsylvania and California. We will offer products obtained through contracts with suppliers under our Green Mountain brand name, but do not intend to do any manufacturing. We intend to pursue relationships with others to make their green products available on our Web site, and we expect to derive revenues from any sales of these products made through our site.

  Develop And Maintain Our Web Site As A State-of-the-Art, Interactive Online Commerce Platform

   We are upgrading our Web site and technology systems to create a state-of-the-art, interactive commerce platform that will enhance our expanded product offerings and take advantage of the unique characteristics of online retailing. Among other technology objectives, we intend for our Web site to:

  .Provide personalized service programs;

  .Make the user interface as intuitive, engaging and expedient as possible;
   and

  .Provide efficient fulfillment of product orders.

                                                                  Choose wisely.

   We currently use traditional media both to sell our products and to encourage people to visit our Web site. As the Green Mountain brand becomes more recognizable, we expect that the majority of our sales transactions will be made through our Web site.

  Develop And Maintain An Online Community That Fosters And Supports
"g*commerce"

   We are seeking to develop an online community of individuals who are concerned about the environment and want to use their personal purchase decisions to effect positive environmental change. We believe that these individuals will purchase a green product if:

  .It is convenient;

  .It is equal or better in quality;

  .It has no more than a relatively minimal incremental cost; and

  .They perceive that their purchase of that product will have a positive effect on the environment.

   We refer to the concept of harnessing free market forces to effect positive environmental change as "g*commerce." We believe that educating consumers about their own ability to effect positive environmental change through prudent purchases will result in both revenue opportunities for us and improvements to the environment.

   Further, we believe that creating a large community of consumers of green products will permit us to utilize the collective buying power of these individual consumers to obtain and, in turn, offer green products at lower prices than might otherwise be available and that, as we are able to lower prices in this manner, we will attract additional customers.

   Our approach to community development also includes affinity programs intended to retain existing customers, increase revenue opportunities and attract new customers.

Marketing, Sales And Customer Service

  Outside Service Providers

   We use third-party service providers to perform a number of key functions in the operation of our business that would otherwise be performed by our employees. We refer to our use of third-party service providers to perform these functions as "outsourcing" and refer to these service providers as our "outsourcing partners." Our extensive use of outsourcing reduces our internal human resource and office space requirements and enables our management to focus on our overall marketing strategy and the identification of new product opportunities. See "Risk Factors--Other Risks Related to our Business Generally--Poor Performance by One or More of our Outside Service Providers Could be Disruptive to our Business Operations."

   Key functions that we outsource and the outside service providers currently performing those functions for us are identified below.

  Marketing

   Mass Media. To date, our brand awareness efforts have been focused on Pennsylvania and California and have utilized primarily television, print, radio and billboard advertisements.

   The Internet. We have engaged in extensive Internet banner advertising in Pennsylvania and California. We intend increasingly to use the Internet in our brand awareness efforts. We are pursuing marketing relationships with Internet portals and other high-traffic Web sites in order to increase the level of traffic to our

It's a small planet.(SM)

Web site. These arrangements typically involve banner advertising containing our message and an interactive link to our Web site, but can also involve other products such as e-mail.

   Direct Mail. We employ a highly targeted, database-driven direct mail marketing strategy, in which direct mail is followed by outbound telemarketing. We use two main categories of lists to target potential customers--membership lists for environmental organizations and demographically-profiled lists obtained from national databases. We outsource the list processing and analysis function to Experian Database Marketing Solutions and the mailing function to PGI Companies.

   Affinity Programs. We use affinity marketing programs to market our products through groups that share our interest in the environment. We have entered into agreements with approximately 40 groups for the promotion of our electricity products. Under these agreements, which have terms that range from three months to more than a year, we pay the affinity partner a fee for each electricity customer referred by the partner. These affinity partners promote our electricity products through bill inserts, telemarketing, in-store activities and other means. See "--Our Strategy--Position "Green Mountain" as the Most Trusted and Best Known Green Brand."

   Events and Promotions. We utilize special events and promotions such as:

  .Sponsorship of festivals and concerts by our spokesperson, Kenny Loggins;

  .Appearances by GreenMountain.com representatives at local environmental, health and sporting events to distribute information about us and our products;

  .Sponsorship of a tour through California by the "Veggie Van," an alternative fuel vehicle that provides information about renewable energy; and

  .Appearances of our hot air balloon.

   Marketing Relationships. Our overall marketing strategy has been developed with the assistance of Copernicus, The Marketing Investment Strategy Group, with which we have an ongoing relationship. In March 1995, Green Mountain Power Corporation entered into a consulting agreement with Copernicus, which was amended in March 1997. The agreement, which was assigned to us by a subsidiary of Green Mountain Power Corporation, continues in effect for a series of consecutive one-month terms until terminated by either party upon 90 days' prior written notice. Under the agreement, we are required to pay a monthly retainer fee of $20,000. The agreement provides for the placement of separate purchase orders that are governed by the agreement. Total payments under this agreement for 1998 were approximately $491,491 and for the three months ended March 31, 1999 were $170,254. Other clients of Copernicus include such well-known companies as AT&T, Compaq Computer, Hewlett-Packard, Michelin, Miller Brewing, Mobil, Nasdaq, Pepsi-Cola, Polaroid and Visa.

   We have established a relationship with The Cullinan Group, an integrated marketing communications agency, to assist us with our brand development. More specifically, on January 1, 1998, we entered into a marketing services agreement with The Cullinan Group to prepare and execute marketing communications plans and projects and place advertising for our energy business. The agreement will continue until terminated by either party upon 90 days' prior written notice. Under the agreement, we are required to pay a minimum monthly retainer fee of $30,000, which is credited against charges incurred by The Cullinan Group on our behalf. Under the agreement, prior to the commencement of each calendar quarter, we and The Cullinan Group agree upon a budget for monthly expenses during the quarter and we then make monthly advance payments in the amount of anticipated expenses for the month as reflected in the agreed budget, less the monthly retainer fee. Following each month, The Cullinan Group invoices us for actual expenses in excess of the advance payments. The Cullinan Group may not exceed budgeted amounts by more than 10% without our prior written approval. Total payments under this agreement for 1998 were approximately $16,228,000 and for the three months ended March 31, 1999 were $6,511,613. Other clients of The Cullinan Group include Georgia Pacific and Thinsulate Insulation/3M.

                                                                  Choose wisely.

   In addition, we have established a relationship with Strategic Interactive Group, an interactive media consulting agency and specialized Web site developer, to assist us with enhancements to our Web site and our use of the Internet in our brand awareness efforts. Our agreement with Strategic Interactive Group may be terminated by either party by giving the other party at least 90 days' prior written notice. In addition, if Strategic Interactive Group breaches its obligations or engages in action or inaction that significantly endangers timely completion of its obligations and the breach, action or inaction continues for more than 30 days after notice by us, we may terminate the agreement at any time thereafter. If Strategic Interactive Group is not in default and we fail to make any payment when due and that failure continues for more than 30 days after notice by Strategic Interactive Group, then Strategic Interactive Group may terminate the agreement. The agreement contemplates that we will prepare and submit specific, authorizing documentation for the procurement of specific services under the agreement. This documentation when agreed to by us and Strategic Interactive Group establishes the estimated budget for the specific services to be provided. Under the agreement, we pay for services based on actual hours worked, but not more than the agreed budget estimate without our prior approval. We also reimburse Strategic Interactive Group for expenses incurred by it in performance of its services to us. Total payments under this agreement for 1998 were approximately $1,191,257 and for the three months ended March 31, 1999 were $435,070. Other clients of Strategic Interactive Group include Dell Computer, Federal Express, Kraft Foods, L.L. Bean and American Express.

  Sales

   Customers may purchase our products through the following three methods:

  .Internet. Customers may purchase our products through our Web site.

  .Telephone. Customers may purchase our products through inbound or outbound telephone contact. We outsource call center functions to ICT Group. On January 30, 1998, we entered into a contract with ICT Group to manage our call center and resulting databases. This agreement continues until either party terminates it by providing the other party with 30 business days' prior written notice. Under this agreement, we pay fixed monthly fees of approximately $8,700, as well as actual costs associated with service representatives' time and communication costs incurred resulting from inbound and outbound calls. We have also begun to outsource call center functions to Transcom USA.

  .Mail. Customers may purchase our products by mail. We outsource our mail response processing to Midwest Graphics.

   When a customer purchases our products through one of these three methods, information about the customer is placed into our Information Network and an electronic data package is sent to a transaction router system. The transaction router automatically submits an order for the appropriate customer service activity. Our Information Network is managed by Sterling Software, and the transaction router is managed by en.able, L.L.C. See "--Information Technology" and "Related Party Transactions--Other Transactions and Relationships."

  Customer Service

   Orders submitted through our Information Network initiate customer service functions. These functions include primarily:

  .Customer Fulfillment. This function fulfills customer requests for additional information about us and our products. We outsource this function to PGI Companies.

  .Product Delivery. Product delivery is effected directly by our suppliers.

  .Billing and Customer Care. We outsource billing and customer care functions to en.able, L.L.C. We have entered into an agreement with en.able which provides that it will provide billing and the related customer care to our residential customers and will develop and implement a system to facilitate our electronic interface with electric utility distribution centers. Unless earlier terminated, the initial term of the agreement ends on November 1, 2002, but the agreement may be renewed prior to the end of the initial term and each renewal term for an additional one-year period by mutual agreement of the parties.

It's a small planet.(SM)

   Beginning January 1, 2000, during the initial term either party may terminate the agreement upon 270 days' prior written notice to the other party. Following the initial term, the parties may terminate the agreement upon 180 days' notice. In addition, either party may terminate the agreement if the other party breaches a material provision of the agreement and that breach is not cured within 30 days after notice is given to the breaching party by the non-breaching party. We have agreed to pay en.able monthly service charges for call center and billing services, additional resource charges and cost of living adjustments. The monthly charges are variable and are based on the number of billable accounts maintained each month; however, we have agreed to pay minimum monthly service charges for call center service and billing services, which minimum charges are currently $112,500 per month.

Our Green Electricity Products

   Deregulation of the electric utility industry is providing environmentally conscious consumers with a choice of electricity supplier and generation source. We are currently offering green electricity products--electricity produced from renewable and other environmentally preferable generation sources--in Pennsylvania and California. To date, more than 99% of our revenues have come from the sale of our green electricity products in Pennsylvania and California.

   We offer three green electricity products to residential electricity customers in Pennsylvania. The following table indicates, for each of these products, its generation composition and the average monthly additional cost or savings of the product as compared to the price of non-green electricity offered by incumbent electricity providers, weighted across all utility service territories based on our actual sales.

                                                               Average Monthly
                                                               Additional Cost
     Product                  Generation Composition             or Savings
     -------                  ----------------------           ---------------
["ECOSMART" LOGO     .1% from new renewable landfill gas,         + $1.18
APPEARS HERE]         which means electricity generated
                      from the conversion of methane gas
                      collected from decomposing landfill
                      waste

                     .99% from natural gas and/or large-scale     + $6.85
                      hydroelectric facilities


["ENVIROBLEND" LOGO  .3% from new renewable landfill gas
APPEARS HERE]
["E" LOGO            .47% from other renewable resources,
APPEARS HERE]         including small-scale hydroelectric,
                      landfill gas and/or wind facilities

                     .50% from natural gas and/or large-scale
                      hydroelectric facilities


["NATURE'S CHOICE"   .5% from new renewable landfill gas          + $10.37
LOGO APPEARS HERE]
["E" LOGO            .95% from other renewable resources,
APPEARS HERE]         including small-scale hydroelectric,
                      landfill gas and/or wind facilities

The pricing of these products varies by utility service territory based on, among other things, the wholesale supply prices available to us.

                                       44
                                                                  Choose wisely.

   We currently offer two green electricity products to new residential electricity customers in California. The following table indicates, for each of these products, its generation composition and the expected average monthly additional cost or savings of the product as compared to the price of non-green electricity offered by incumbent electricity providers.

                                                                Average Monthly
                                                                Additional Cost
    Product                     Generation Composition             or Savings
    -------                     ----------------------          ---------------
                                .5% from new renewable wind,        -$0.66
["RENEWABLE POWER"               geothermal or landfill gas
LOGO APPEARS HERE]
["E" LOGO APPEARS HERE]         .95% from other renewable
                                 resources, including
                                 small-scale hydroelectric,
                                 geothermal facilities and
                                 biomass, which means fuels
                                 that include wood waste,
                                 agricultural wastes, methane
                                 gas from landfills and crops
                                 grown specifically for energy
                                 production


["WIND FOR THE FUTURE"          .25% from newly-built wind          +$12.19
LOGO APPEARS HERE]               turbine generators
["E" LOGO APPEARS HERE]
                                .75% from other renewable
                                 resources, including
                                 small-scale hydroelectric,
                                biomass and geothermal facilities

   There may be a construction-related delay for up to 12 months from the time a customer orders the Wind for the Future 2.0SM product until the commencement of wind-powered generation. During this delay, the customer will receive electricity from renewable generation sources. Wind for the Future 2.0SM customers pay the rate for the Wind for the Future 2.0SM product during the delay period and would receive a refund of the difference between that price and the price of the product actually delivered if the wind turbine does not commence operations within 12 months.

   Our current California electricity products were only recently introduced. The products we previously offered in California--Water Power, 75% Renewable Power and Wind for the FutureSM--remain available only to customers who purchased them prior to the introduction of our current products. These products were priced higher than our current 100% Renewable Power 2.0SM product, which resulted in an average monthly additional cost to the consumer of $5.17 for Water Power, $6.36 for 75% Renewable Power and $11.13 for Wind for the FutureSM.

   We expect to offer green electricity products similar to those offered in Pennsylvania and California in the retail electricity market of any state that deregulates in a manner that we believe will allow us to compete effectively. See "Risk Factors--Risks Related to Establishment of our Business--Our Ability to Expand our Existing Green Electricity Business into New Markets Depends on the Outcome of the Deregulation Process in Each State."

   We currently offer our electricity products in both Pennsylvania and California at a guaranteed price based on a specified term, generally one year, and three years for our Wind for the Future 2.0SM product. When a

It's a small planet.( SM)
customer's initial term   [PRINT ADVERTISEMENT--"NO COAL. NO NUKES. NO KIDDING."
of service expires, we                     --APPEARS HERE]
offer products for
continued service that are priced based upon market prices available at that time. Our customers may switch to another electricity supplier at any time, although there is a small termination fee for the Wind for the Future 2.0SM product.

   Our strategy has been to obtain supply contracts that obligate wholesale suppliers to provide electricity meeting our specifications sufficient to meet all requirements of a specified number of customers for the full term of our arrangement with those customers. These requirements contracts generally provide that during the relevant term the suppliers will deliver into the electricity distribution system a volume of electricity having the characteristics of the product selected by the customer equal to the amount of electricity used by the customer during the service term. These supply contracts also require our suppliers to provide all associated services, including transmission, scheduling and settlement services, as applicable. These contracts are not generally dependent on any minimum number of customers being assigned to them and permit us to service customers throughout a state.

   We originally entered into three agreements with major wholesale electricity suppliers to serve the requirements of our Pennsylvania customers. Under these agreements, each supplier agreed to provide an amount of electricity that matches the requirements of each customer assigned to that supplier for a period of twelve months. For two of the agreements, either we or the supplier may discontinue the assignment of additional customers

                                                                  Choose wisely.

upon three months' notice. After the assignment of additional customers has been discontinued, these suppliers will be obligated to continue to provide electricity to us in an amount that matches the requirements of each customer that was previously assigned to that supplier for the remainder of that customer's twelve-month period, whereupon the supply contract will terminate. These supply contracts may also be terminated by either party if an event of default occurs relating to the other party. The third agreement provided for the assignment of customers from January 1, 1999 to March 31, 1999 and, under that agreement, the supplier is obligated to provide an amount of electricity that matches the requirements of each customer assigned to that supplier for a period of twelve months. We are now assigning new customers in the areas served by this supplier to one of the other existing suppliers referred to above.

   We have entered into agreements with two wholesale electricity suppliers to serve the requirements of our California customers. Under both of these agreements, the wholesale price is based on a fixed price spread related to the wholesale electricity price in California as determined by the California Power Exchange. One of these agreements provides for a surcharge on the Wind for the Future SM wind power product. Under one of these agreements, the supplier has agreed to provide to us electricity in an amount that matches the requirements for each customer assigned to it for a period of twelve months, and either party may discontinue the assignment of additional customers upon three months' notice. After the assignment of additional customers has been discontinued, this supplier will be obligated to provide us an amount of electricity that matches the requirements of each customer that was previously assigned to the supplier for the remainder of that customer's twelve-month period, whereupon the supply contract will terminate. Under the other agreement, the supplier provides electricity for one- and three-year service periods, depending on the product being served, and may be assigned additional customers through December 31, 1999. The term of this agreement terminates on the earlier of the expiration of the term of the last customer assigned to the agreement or December 31, 2002 with respect to some products and December 31, 2005 with respect to others. Both of these agreements generally provide that either party may terminate the agreement if an event of default occurs relating to the other party.

   Total payments under our electricity supply contracts for 1998 were approximately $992,181 and for the three months ended March 31, 1999 were $2,728,125.

   Our contracts with four suppliers provide for separate letters of credit or equivalent financial assurances to satisfy credit requirements. The amounts of the letters of credit range from 15 days to two months of receivables based on our load forecast. In addition, we have delivered to one supplier irrevocable letters of credit in connection with the supplier's purchase and installation of three wind power turbines. We also delivered letters of credit to regulators securing our performance as an energy service provider. Total supply and regulatory letters of credit outstanding at December 31, 1998 were $2,765,230 and at March 31, 1999 were $2,477,251.

   With the exception of minor costs associated with specialty content that makes up less than 15% of our electricity requirements and limited reservation and liquidation fees, to date we have avoided taking on electricity supply costs that are not tied directly to customer sales volumes. As described above, under our supply contracts the price we pay for electricity is either fixed or, in California, based on the price established by the California Power Exchange plus a specified amount. Because the price terms for our customers reflect our wholesale price of the electricity plus a retail margin and the term of our supply contract is coextensive with the term of the contract with our customer, we generally are not at risk that the wholesale price of power will exceed the price to be paid by our customers. In the future, as our electricity requirements reach substantial levels, we may increase the volume of electricity contracts that we buy directly from electricity generators and wholesale marketers in order to reduce our overall costs of electricity supply and allow us greater marketing flexibility. We believe that we will be able to obtain sufficient electric power to meet our supply needs, both for our existing operations in Pennsylvania and California and future operations in new deregulated electricity markets that we are likely to enter, for the foreseeable future, although we can provide no assurance in this regard. See "Risk Factors--Other Risks Related to our Business Generally--Our Existing Green Electricity Business Depends on our Ability to Obtain from Wholesale Electricity Suppliers, on Acceptable Terms, Electricity Meeting our Customers' Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

                                                       Other Products

                                                          Solar Generation
                                                          Equipment

[PRINT ADVERTISEMENT--"SOLAR POWER."--APPEARS             We market Green
 HERE]                                                 Mountain SolarSM
                                                       systems in California.
                                                       These systems typically
                                                       allow individual
                                                       homeowners to generate
                                                       from 20% to 50% of
                                                       their electric power
                                                       from the sun. We offer
                                                       five different Green
                                                       Mountain SolarSM systems
                                                       using two different
                                                       technologies. The price
                                                       of a Green Mountain
                                                       SolarSM system is
                                                       between $6,000 and
                                                       $13,000 in areas in
                                                       California qualifying
                                                       for the most favorable
                                                       state and federal
                                                       subsidy programs and
                                                       between $9,000 and
                                                       $21,000 in other areas
                                                       of California and in
                                                       Pennsylvania. Applied
                                                       Power Corporation
                                                       designs and installs
                                                       systems offered in
                                                       California and
                                                       Pennsylvania using
                                                       components manufactured
                                                       by Solarex Corporation.
                                                       We intend to expand our
marketing of Green Mountain SolarSM systems to other markets.

  Recently Announced Product Offerings

   Credit Cards. We have recently begun to offer, through our Web site, a First USA credit card that is co-branded with the Green Mountain brand and Visa. Under our five-year agreement with First USA, we will promote the credit card to our customers and registered users. First USA is responsible for applications, provision of credit, billing and collection and related services. We will be paid a fee for each person who signs up for the credit card, plus a royalty on credit card purchases. We presently intend to dedicate 25% of these royalties to environmental activities, including the construction of solar power generation facilities. We believe this product will foster a sense of community among our customers and a sense of identification with GreenMountain.com.

                                                                  Choose wisely.

   Ecotourism. We have recently begun to offer, through our Web Site, ecological tours and vacations arranged by The Green Travel Network. The product we offer -- ecotourism -- is a nature-based form of specialty travel that promotes responsible travel aimed at conserving the destination's natural areas and sustaining the well-being of the local people.

   Electric Bicycles. We have recently begun to offer electric bicycles sold by ESI Energy Services. Through our Web site, our customers can obtain information about and order different models of electric bicycles.

   Books. We have recently begun to offer books relating to environmental topics by partnering with Amazon.com. Our customers through our Web site view the books on our Web site and then link to Amazon.com's Web site to place their order.

  Additional Product Offerings Under Consideration

   We do not intend to manufacture any products, but rather will sell products produced for us by others under the Green Mountain brand. We also expect to enter into additional relationships with third parties to make their green products available through our Web site. See "Risk Factors--Risks Related to Establishment of our Business--Our Ability to Grow our Customer Base and Generate Sales Depends on Broadening our Product Offerings" and "--Risks Related to the Internet and Online Commerce Aspects of our Business--Products Sold by us May Subject us to Litigation and the Related Costs."

   Some of the additional product offerings we have under consideration are described below.

   Energy Efficient Home Products. We expect to offer on our Web site a home energy audit feature which will enable visitors to our site to review the energy efficiency of their home. In conjunction with that feature, we expect to offer a variety of products principally related to the home which will assist the user in reducing energy use and expenditures. These will initially consist of relatively small items such as energy efficient lighting, but we expect to expand our selection of offerings to include more substantial products such as major appliances.

   Natural Gas. We are developing a marketing and branding strategy for natural gas, which is a cleaner fossil fuel that we believe complements our electricity products. Although the natural gas we would offer would generally not be different from natural gas offered by other suppliers, we believe customers who have chosen our electricity products will also be inclined to purchase natural gas from us. We are also exploring the feasibility of offering a "green gas" product, which would be a blend of landfill-gas derived fuel (methane) and standard natural gas.

   Like the electric utility industry, the natural gas utility industry is being deregulated. We expect to offer retail natural gas products in each state that deregulates in a manner that we believe will allow us to compete effectively. Competition has opened in parts of the California and Pennsylvania residential natural gas markets. We are currently negotiating with natural gas suppliers in these markets.

   Alternative Fuel Vehicles. We are currently exploring the feasibility of marketing alternative fuel vehicles. Alternative fuel vehicles are vehicles that operate using natural gas, ethanol, electricity or propane. There has been increased attention to development of alternative fuel vehicles by automakers, which has been primarily due to legislative trends that favor lower emission vehicles and growing demand from consumers who care about the environment. We believe that these trends will provide the opportunity to market these vehicles on an increasingly larger scale.

   Fuel Cells. We are exploring the feasibility of marketing fuel cells--a near zero-emission electricity generation technology. Fuel cells convert natural gas, gasoline or hydrogen into electricity without any combustion and the related harmful by-products of nitrogen or sulfur dioxide. Fuel cells would be a strong strategic addition to our green electricity products. Delivery of 100% of the electricity needs of an average-sized residence would require placement of a fuel cell unit the approximate size of a dishwasher. Potential residential customers include customers who are interested in the environmental benefits of fuel cell

It's a small planet.(SM)
technology, as well as rural homes and households that desire back-up or uninterrupted electricity generation. Our ability to offer fuel cells, as well as other products, is dependent on technological advances, and we cannot assure you whether or when those advances will occur. See "Risk Factors--Risks Related to Establishment of our Business--Our Ability to Grow our Customer Base and Generate Sales Depends on Broadening our Product Offerings."

   Financial Services. We are considering ways in which we can provide our customers financial services related to environmentally responsible investments, such as investments in companies which have a demonstrated record of environmental accomplishment. The Social Investment Forum's November 1997 Report on Responsible Investing Trends in the United States reported the existence of $1.2 trillion in professionally managed portfolios incorporating at least one social investment strategy.

Our Web Site

   Our goal is to create a Web site that will be a state-of-the-art, interactive commerce platform. In addition to the tools necessary for the sale, fulfillment and customer service functions, our Web site will offer content and community features that will appeal to people who are concerned about the environment. We are depending on Strategic Interactive Group, a specialized Web site developer, for the upgrade of our Web site. We expect that the current upgrade of our Web site will be complete by October 1, 1999. See "Risk Factors--Risks Related to Establishment of our Business--To Attract Customers and Make Sales Over the Internet, We Must Develop our Web Site and Implement Ongoing Improvements to our Web Site in the Face of Rapid Technological Change."

   In an effort to decrease our dependence on Strategic Interactive Group, we have been exploring with Edge Creative Design, Inc. and BreakThrough Technologies, Inc., other Web site developers, arrangements under which they would provide us with additional creative talent and professional services in connection with the design and development of our Web site and would assist us in assembling an employee team within GreenMountain.com capable of implementing ongoing improvements to our Web site. We now believe that we have reached an agreement in principle with Edge Creative, although the arrangement remains subject to documentation. The arrangement would consist of a professional services contract and a minority investment by us in Edge Creative. Under the professional services contract, Edge Creative's President would serve as our Creative Director and he and the other employees of Edge Creative would perform services for us on an as-needed basis. We would pay for these services based on agreed hourly or per diem rates and would be obligated to reimburse Edge Creative for expenses incurred by it in connection with the delivery of these services. We also would pay Edge Creative a one-time fee of $12,500 and $800 per month for overhead expenses and would reimburse Edge Creative for the cost of leasing two automobiles valued at not more than $30,000 each. The professional services contract would be for a term of three years, although either party could terminate it upon 90 days' prior written notice.

   Our proposed arrangement with Edge Creative also contemplates that we would acquire from the President of Edge Creative 20% of the equity of Edge Creative for $1.2 million, payable $96,000 in cash and $1,104,000 in shares of our common stock, valued at the initial public offering price. The shares paid to the President of Edge Creative would be subject to contractual restrictions on transfer during the term of the professional services contract, as well as legal restrictions. See "Shares Eligible for Future Sale." The contractual restrictions on transfer would lapse with respect to an equal number of shares at the end of each calendar quarter beginning on December 31, 1999 and ending on June 30, 2002. If the professional services contract were terminated prior to the end of its three-year term, a portion of the shares would be required to be returned to us based on the amount of time remaining on the three-year term. Similarly, we would be required to return to the President of Edge Creative a portion of the Edge Creative shares held by us. If the professional services contract is terminated by mutual agreement of the parties, we may require the president of Edge Creative to repurchase the remaining Edge Creative shares held by us at a price equal to 25% of the amount he has realized on the sale of GreenMountain.com common stock prior to the date of the repurchase. If, on the other hand, Edge Creative breaches the professional services contract, we may require the president of Edge Creative

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to repurchase the remaining shares of Edge Creative held by us at a price equal to 50% of the amount he has realized on the sale of our shares prior to the date of the repurchase. We would agree to waive the transfer restrictions on the shares of our common stock held by Edge Creative in part if the President of Edge Creative were to become an employee of GreenMountain.com or if Dennis Crumpler were to cease to be associated with GreenMountain.com. We expect to grant piggyback registration rights to the President of Edge Creative with respect to the shares of common stock he will receive in this arrangement. Because this arrangement remains subject to documentation, we cannot assure you that we will ultimately enter into definitive agreements on these terms or at all.

   We believe that we also have reached an agreement in principle with BreakThrough, although the arrangement remains subject to documentation. The arrangement would consist of a professional services contract under which employees of BreakThrough would perform services for us on an as-needed basis. We would pay BreakThrough a $40,000 monthly retainer during the initial six months of the arrangement, which would be applied against the time BreakThrough incurs at agreed upon hourly rates. If we do not utilize $40,000 of services in any given month, we will forfeit any unused portion of the retainer. We also would reimburse BreakThrough for expenses incurred by it in connection with the delivery of these services. We would also pay BreakThrough $150,000, payable in shares of our stock at the initial public offering price, on the first anniversary date of our agreement with BreakThrough if it meets certain performance criteria to be agreed upon by the parties. BreakThrough employees will report to the President of Edge Creative in his capacity as our Creative Director. The professional services contract would be for a term of one year. Either party could terminate the agreement upon 90 days' prior written notice. Because this arrangement remains subject to documentation, we cannot assure you that we will ultimately enter into a definitive agreement on these terms or at all.

  Strategic Web Site Relationships

   We believe that in order to attract significant traffic to our Web site we need to establish and maintain relationships with Internet portals and other high-traffic Web sites that will carry links to our new Web site. For example, on March 25, 1999, we entered into an Advertising and Promotion Agreement with Yahoo! becoming Yahoo!'s Premier Merchant for consumer energy. The agreement provides for the placement of banner advertising and button links promoting our energy business on Yahoo! properties and delivery of Yahoo! e-mail messages about our energy business for a one-year period. This one-year period began May 1, 1999. For these services, GreenMountain.com agreed to pay Yahoo! a fixed fee of $6.0 million and a fee for each new energy service account opened through promotion provided by Yahoo!, with a cap of $400,000 on the total amount to be paid for accounts opened. Under the agreement, Yahoo! will market promotions to its registered users on a geographically-targeted basis. The banner advertising and button links will be displayed to, and the e-mail will be delivered to, residents of the states of California, Pennsylvania and New Jersey. GreenMountain.com has the right to redirect promotions that would otherwise be directed to New Jersey if New Jersey's deregulation program is delayed more than one month. See "--Marketing, Sales and Customer Service--Marketing." To date, other than the Yahoo! agreement, we have not entered into any agreements with any Internet portals or other high-traffic Web sites.

   We will also need to establish relationships with content providers that will provide our Web site with content that appeals to environmentally-conscious consumers. To date, we have entered into content agreements with:

  .Autobytel.com to provide information on fuel efficient vehicles;

  .American Council for an Energy Efficient Economy to provide information on vehicle fuel efficiency and emissions ratings for conventional vehicles; and

  .SocialFunds.com to provide investment research and analysis regarding socially-responsible investments.

See "Risk Factors--Risks Related to Establishment of our Business--Our Failure to Develop and Maintain Strategic Web Site Relationships Could Adversely Affect our Ability to Attract Customers to our Web Site."

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

  Community

   Community will be an integral feature throughout our Web site. We believe that through community activities such as e-mail newsletters, bulletin boards, chat forums and eco-greeting cards, customers will have a unique opportunity to share ideas about environmental issues and marketing solutions. We are exploring community fostering elements for our Web site, including:

  .A "socially responsible" business opportunities bulletin board;

  .Live chats with environmental experts;

  .Bulletin boards discussing environmental issues;

  .User home pages--that will allow users to create their own home page on our Web site;

  .An eco-event locator--that will allow individuals to post and obtain information about local, environment-related events;

  .Teacher's tools--that will help teachers educate children about the environment; and

  .Environment-related charitable and volunteer opportunities.

  Content

   We intend for our Web site to offer a broad range of engaging and educational environment-related content. The role of content at our Web site will be to:

  .Inform visitors about how to use g*commerce to improve the environment;

  .Communicate the tangible difference that purchasing through GreenMountain.com can have on the environment;

  .Influence customer purchase behavior;

  .Educate visitors about relevant environmental issues; and

  .Report our environmental performance to the GreenMountain.com community.

We have entered into relationships with several content providers as described above and are exploring relationships with other content providers. See "-- Strategic Web Site Relationships." We expect our content partners to include:

  .Our suppliers and other vendors that sell products through our Web site, who will provide direct product-related content;

  .Leading environmental organizations; and

  .Other environmental news providers.

Our Web site currently offers the content described above. See "--Strategic Web Site Relationships." Examples of additional content that we are considering include:

  .Additional news articles and reports about the environment and issues that impact the environment;

  .Additional product research information;

  .""Eco-tools" such as a home energy audit, a pollution locator, an eco-investment tracker and an eco-travel planner;

  .Expert roundtables addressing environment-related topics;

  .Corporate environmental value added reports;

  .Quizzes such as an eco-IQ quiz; and

  .Games and other interactive activities for children.

We will maintain editorial oversight of all material contained on our Web site.

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  Online Purchasing

   Our Web site will provide full online purchasing capability for many prod-ucts that we offer. Following placement of an order, the customer will receive an e-mail confirmation. The e-mail confirmation will summarize the purchase, the total amount of sale and any shipping information and will include the an-ticipated delivery or activation date.

   Following order placement by a customer, order information will enter our Information Network and will be routed to the appropriate supplier. Product delivery or activation will be effected directly by our suppliers.

   The following forms of online customer service will be available:

  .Visitors will be able to search for answers to their questions on our Web site. Answers to frequently asked customer inquiries may be searched by topic, product and category. Visitors will have access to their complete account information and will be able to update their personal information.

  .Customers will be able to complete a form at our Web site or e-mail questions or concerns directly to our customer support staff. An inquiry will be acknowledged immediately, and we anticipate that a personalized response will be delivered within 24 hours.

  .We will provide 24 hour a day live customer service support through a toll-free telephone number. Our customer service representatives will have complete access to and familiarity with our Web site and applications. Visitors may modify their online preferences or profile through this channel if necessary.

  Features

   Our Web site will encourage visitors to register upon entering to receive a more personalized site experience. The registration process will consist of a short questionnaire that will gather information about the visitor's environmental concerns, product and service interests and standard contact information. Visitors will not be required to register in order to purchase products or experience our complete Web site.

   After registering, a visitor will be invited to establish a personalized "My GreenMountain.com" containing product information and content of particular interest to the visitor. Using "My GreenMountain.com," visitors will be able to check order status and account balance, make payments, see how their purchases have contributed to helping the environment and communicate with customer service to answer questions or resolve problems.

Information Technology

   Our Information Network electronically routes customer information in a manner that allows each of our outsourcing partners to efficiently and effectively perform the specific marketing, sales or customer service function for which it is responsible. The Information Network also:

  .Collects customer usage information;

  .Communicates billing data;

  .Provides customers with electronic payment options; and

  .Interfaces with local utility distribution companies to share customer information.

   The design of our Information Network gives us the ability to:

  .Service a rapidly growing customer base;

  .Minimize our capital expenditures and reduce fixed costs by outsourcing functions that are priced based on variable, per customer or transaction charges; and

  .Maximize the expertise and competitive advantages of our outsourcing partners.

The use of standard data sets that can adapt to the needs of each outsourcing partner provides flexibility and allows for significant changes, such as the replacement of an outsourcing partner, on relatively short notice.

   We are in the process of implementing an enterprise database as part of our Information Network. This will provide us with the ability to access and manipulate data that has entered the Information Network on a real time basis giving us even greater flexibility and control.

   We manage our Information Network with the assistance of Sterling Software, a supplier of software products and services with expertise in network management and automation. Products from Sterling Software

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

are used in more than 90% of the Fortune 100 companies including Ford Motor Company, Wal-Mart Stores Inc. and Lockheed Martin, and are used in more than 20,000 customer sites worldwide. For a discussion of our agreement with Sterling Software, see "Related Party Transactions--Other Transactions and Relationships--Agreements with Sterling Software."

Our Competitive Position

   Because both the deregulated electricity and online commerce markets are new, rapidly evolving and highly competitive, we face intense competition and anticipate that the competition will intensify in the future. Our competitors and potential competitors include:

  .Companies that offer competitive non-green products, like some of our competitors in the deregulated electric utility markets, including Exelon and Allegheny Energy in Pennsylvania, both of which are affiliates of incumbent electric utilities;

  .Companies that market green products in a single line of business, like some of our competitors in the deregulated electric utility markets, including Commonwealth Energy in California, that offer only green electricity products;

  .Retailers that do not specialize in offering green products, but do include one or more green products among their offerings, like some of our competitors in the deregulated electric utility markets, including Conectiv in Pennsylvania; and

  .Emerging online retailers that specialize in offering electricity products.

We also anticipate competition from other retailers attempting to aggregate a broad selection of green products.

   We currently offer green electricity products in the deregulated utility markets of Pennsylvania and California. To date, more than 99% of our revenues have come from sales of our electricity products in those two states. In Pennsylvania, as of March 31, 1999, approximately 7% of the households in the Pennsylvania market had switched from their incumbent electricity provider. Of those that switched from their incumbent electricity provider, approximately 30% switched to green electricity, and of those that switched to green electricity, approximately 97% switched to us. In California, as of March 31, 1999, only 1% of the households in California had chosen to switch from their incumbent electricity provider, and of those that had switched, approximately 25% switched to us. In California, all of those that switched are receiving green electricity.

   We believe that the most significant barrier to entry for a company seeking to create a national consumer brand in order to compete in deregulated electricity markets is the significant capital investment necessary for brand development and technology infrastructure. We believe that the principal competitive factors in the retail green electricity market are:

  .First mover momentum;

  .Strong brand recognition and presence;

  .Marketing ability;

  .Environmental credibility; and

  .Competitive pricing.

   We are focusing on increasing our Internet presence and expanding our Internet sales of green electricity and other green products. The online commerce market has relatively minimal barriers to entry in that current and new competitors can launch new sites at a relatively low cost. We believe that the principal competitive factors in the online commerce market include:

  .First mover momentum;

  .Strong brand recognition and presence;

  .Broad product selection;

  .Quality of site experience;

  .Purchasing convenience;

  .Competitive pricing; and

  .Reliability and speed of fulfillment.

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   Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. We may face increased competitive pressures as new technologies are developed and existing technologies are improved. See "Risk Factors--Other Risks Related to our Business Generally--Intense Competition May Affect our Ability to Grow our Customer Base and Generate Sales."

The Protection Of Our Intellectual Property

   We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, strategic partners and others to protect our intellectual property rights. See "Risk Factors--Other Risks Related to our Business Generally--Failure to Protect our Intellectual Property Could Adversely Affect our Brand and our Business."

The Impact Of Government Regulation On Our Business

   In addition to regulations applicable to businesses generally, including federal and state consumer protection laws and regulations, we are subject to the laws and regulations applicable to electric power retailers in the deregulated electric utility markets in which we compete. See "Risk Factors-- Risks Related to Establishment of our Business--Our Ability to Expand our Existing Electricity Business into New Markets Depends on the Outcome of the Deregulation Process in Each State." We are also subject to laws and regulations applicable to online commerce. See "Risk Factors--Risks Related to the Internet and Online Commerce Aspects of our Business--Government Regulation of the Internet and Online Commerce is Still Developing and Could Increase our Operating Costs or Otherwise Adversely Affect our Business."

Our Employees

   As of March 31, 1999, we employed 68 full-time employees and seven temporary employees. None of our employees is represented by a labor union, and we consider our relations with employees to be good.

The Facilities Used In Our Business

   Our headquarters are located in South Burlington, Vermont. We lease approximately 16,000 square feet of space, which houses our administrative, sales and marketing and operations and support staffs under a cancelable operating lease that expires on September 30, 2002. Future minimum lease payments required at December 31, 1998, assuming that we do not cancel the lease, were $114,675 in each of 1999, 2000 and 2001 and $86,006 in 2002. The lease agreement has a termination provision that enables us to terminate the lease at (1) September 30, 1999 and pay an early termination payment of $33,000, (2) September 30, 2000 and pay an early termination payment of $25,000, and (3) September 30, 2001 and pay an early termination payment of $12,500. We also lease approximately 4,800 square feet, which will house additional company personnel, under a one-year lease agreement, the term of which commenced on June 15, 1999. This lease agreement provides for two successive renewal terms of one year each. Under this agreement, our monthly lease payments are $4,109 through June 14, 2000. If we renew the lease for the renewal terms, our monthly lease payments would be $4,212 for the period from June 15, 2000 to June 14, 2001 and $4,317 for the period from June 15, 2001 to June 14, 2002.

Legal Proceedings

   On June 18, 1999, we received a letter on behalf of Andersen Weinroth Capital Corporation and Andersen, Weinroth & Co., L.P. claiming that (1) a warrant held by Andersen Weinroth Capital Corporation entitled it to purchase 342,000 shares of common stock at $2.50 per share, rather than 11,343 shares of common stock at a price of $75.59 per share as determined by GreenMountain.com, and (2) Andersen, Weinroth & Co., L.P. was entitled to a payment of $330,000 upon consummation of our initial public offering. We believe that the assertions in the letter are without merit and intend to defend vigorously any legal proceedings brought against us based on the assertions. We are presently unable to estimate with reasonable certainty the likelihood of success of the claims or the amount of the loss, if any, that we may incur as a result of the claims.

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

                          ENVIRONMENTAL ADVISORY BOARD

   To obtain expert advice on critical environmental issues and to facilitate communication between GreenMountain.com and environmental community leaders, we have assembled an Environmental Advisory Board which includes the following individuals:

                                                    Principal Affiliation and
      Name                                          Position Held
      ----                                          -------------------------
      Ralph Cavanagh............................... Natural Resource Defense
                                                    Council Co-Director, Energy
                                                    Program

      Christopher Flavin........................... Worldwatch Institute
                                                    Senior Vice President

      Lewis Milford................................ Clean Energy Group
                                                    President

      V. John White................................ Center for Energy Efficiency
                                                    and Renewable Technologies
                                                    Executive Director

   Each member of the Environmental Advisory Board serves in his individual capacity and not as a representative of the organization with which he is affiliated. We currently have no standard arrangement under which we compensate members of our Environmental Advisory Board, except that we reimburse them for their out-of-pocket expenses incurred in connection with their service on the Environmental Advisory Board. Members of the Environmental Advisory Board will be eligible to receive stock option grants under our 1999 Stock Option Plan. See "Management--Stock Option Agreements and Plans--1999 Stock Option Plan."

   We are actively recruiting additional environmental experts and leaders to serve on the Environmental Advisory Board. In addition, we intend to broaden the scope of the Environmental Advisory Board to include, or create one or more new advisory boards that will include, members who will provide expert advice on technical and business matters. Accordingly, we are recruiting technical and business advisors for that purpose. To date, as a result of our recruiting efforts we have obtained a commitment from one additional environmental expert to serve on the Environmental Advisory Board and commitments from three individuals to serve us as technical and business advisors.


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                                   MANAGEMENT

Our Executive Officers And Directors

   The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

   Name                  Age                        Position
   ----                  ---                        --------
Sam Wyly................  64 Chairman and Director
Dennis M. Crumpler......  46 Vice Chairman and Director
Evan A. Wyly............  37 Vice Chairman and Director
Mark Cuban..............  40 Director*
Dianne Dillon-Ridgley...  49 Director*
Richard E. Hanlon.......  51 Director*
Reed E. Maltzman........  32 Director*
Lisa Wyly...............  33 Director
H. Lee S. Hobson........  34 Director
M. David White..........  37 Chief Executive Officer
Dennis W. Kelly.........  46 President and Chief Operating Officer
Kevin W. Hartley........  39 Executive Vice President and Chief Marketing Officer
Julie D. Blunden........  33 Vice President, Strategic Planning
Thomas C. Boucher.......  44 Vice President, Energy Supply and Business Development
Karen K. O'Neill........  46 Vice President, New Markets
Peter H. Zamore.........  47 Vice President, General Counsel and Secretary
Jay LeDuc...............  43 Director of Operations and Systems
Thomas H. Rawls.........  53 Chief Environmental Officer
K. Scott Canon..........  37 Chief Financial Officer
Jeffrey D. Liotta.......  46 Chief Technology Officer

--------
* Expected to be appointed to the board of directors prior to the closing of this offering.

   Sam Wyly has been our Chairman and a director of GreenMountain.com since March 1999 and a member of the management committee of our predecessor since August 1997. Mr. Wyly is a computer software entrepreneur who has created and managed several public and private companies. In the 1960's, he founded University Computing Company, which became one of the first computer utility networks and one of the first software products companies. His data transmission company, Datran, was one of the pioneering telecommunications ventures that contributed to the breakup of the telephone monopoly. He is a founder and currently serves as Chairman and a director of Sterling Software, a worldwide supplier of software products. He is also Chairman of the Executive Committee and a director of Sterling Commerce, a provider of business-to-business electronic commerce software to 80 of America's 100 largest corporations, Chairman and a director of Michaels Stores, a large arts and crafts retail chain, and Chairman and a director of Scottish Annuity & Life Holdings, a variable life insurance and reinsurance company. He is a founding partner of Maverick Capital, a manager of equity hedge funds. Mr. Wyly is the father of Evan Wyly and Lisa Wyly who also serve as directors. Mr. Wyly received his B.A. from Louisiana Tech University in 1956 and his M.B.A. from the University of Michigan Business School in 1957.

   Dennis M. Crumpler has been a Vice Chairman and a director of GreenMountain.com since March 1999 and a member of the management committee of our predecessor since February 1999. From September 1997 to the present, Mr. Crumpler has served as an investment manager for Cimco, LLC, a private investment firm that is managing general partner of Crumpler Family LP. From July 1998 to October 1998, he served as Senior Vice President, Strategic Initiatives of Sterling Commerce. From September 1986 to July 1998, Mr. Crumpler was Chief Executive Officer of XcelleNet, a company specializing in systems management solutions for remote and mobile users. XcelleNet was founded by Mr. Crumpler and was acquired by Sterling Commerce in July 1998. Mr. Crumpler received his B.S. from the Massachusetts Institute of Technology in 1975 and his M.B.A. from Harvard Business School in 1982.

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

   Evan A. Wyly has been a Vice Chairman and a director of GreenMountain.com since March 1999 and a member of the management committee of our predecessor since August 1997. Mr. Wyly is a founder, and since 1990 has been a Managing Partner, of Maverick Capital, a manager of equity hedge funds with $3 billion in assets. Mr. Wyly is also a director of Sterling Commerce, Sterling Software and Michaels Stores. Mr. Wyly received his B.A. from Princeton University in 1984 and his M.B.A. from Harvard Business School in 1988.

   Mark Cuban has been a member of the management committee of our predecessor since February 1999 and is expected to be appointed as a director of GreenMountain.com prior to the closing of this offering. From May 1995 to the present Mr. Cuban has served as President and Chairman of the Board of broadcast.com, a provider of live and on-demand audio and video programs over the Internet, which he co-founded in 1995. From 1991 to May 1995, Mr. Cuban was President of Radical Computing, a Dallas-based venture capital and investment company specializing in technology companies. Mr. Cuban received his B.S. from Indiana University in 1981.

   Dianne Dillon-Ridgley is expected to be appointed as a director of GreenMountain.com prior to the closing of this offering. Ms. Dillon-Ridgley is currently the Acting Executive Director of the Women's Environment and Development Organization, an international women's advocacy network for environmental and economic issues. She has served this organization in various capacities since 1991, including Senior Policy Analyst from 1994 to 1998. She also serves as a trustee of the Wallace Global Fund, a foundation committed to advancing sustainable development. From 1994 through 1997, she served as president of Zero Population Growth, the nation's largest grassroots organization concerned with rapid population growth and the environment. She has served on President Clinton's Council on Sustainable Development since 1994 and serves as co-chair of the Council's International Task Force. Since 1997, she has served as a Director of Interface, Inc., a global manufacturer, marketer, installer and servicer of products for the commercial and institutional interiors markets. Ms. Dillon-Ridgley received her B.A. from Howard University in 1973.

   Richard E. Hanlon has been a member of the management committee of our predecessor since February 1999 and is expected to be appointed as a director of GreenMountain.com prior to the closing of this offering. Mr. Hanlon has been Vice President, Investor Relations of America Online, a global provider of Internet online services, since February 1995. From March 1993 to February 1995, Mr. Hanlon was President of Hanlon & Co., a consulting firm. Mr. Hanlon is also a director of Michaels Stores. Mr. Hanlon received his B.A. from the University of London in 1969.

   Reed E. Maltzman has been a member of the management committee of our predecessor since February 1999 and is expected to be appointed as a director of GreenMountain.com prior to the closing of this offering. From July 1998 to the present, Mr. Maltzman has served as Director of Strategy at eBay, an Internet auction company. From June 1997 to July 1998, he was an Associate Research Analyst covering Internet stocks for BT Alex Brown, an investment banking firm. From August 1995 to June 1997, Mr. Maltzman served as the Manager of New Media Business Development of CKS Interactive, an interactive advertising agency. Mr. Maltzman received his B.A. from Harvard University in 1989 and his M.B.A. from Stanford Graduate School of Business in 1995.

   Lisa Wyly has served as a director of GreenMountain.com since March 1999 and a member of the management committee of our predecessor since August 1997. Ms. Wyly is a Managing Director of Highland Stargate, Ltd., a private company that oversees 100 family trusts and partnerships. From 1992 to 1997, Ms. Wyly was Program Director of the Family Sign Language Program for the Massachusetts State Association of the Deaf, Inc. From 1990 to 1992, Ms. Wyly was a teacher at R.E.A.D.S., a program for deaf and hard of hearing children. Ms. Wyly received her B.A. from Principia College in 1989 and her M.Ed. from Boston University in 1993.

   H. Lee S. Hobson has been a director of GreenMountain.com since March 1999 and a member of the management committee of our predecessor since January 1999. Since 1994, Mr. Hobson has been a Senior Analyst, then Partner, of Maverick Capital. Mr. Hobson focuses on investments in global consumer products companies and in Latin America. Before joining Maverick in 1994, Mr. Hobson served as an associate in the new business development division of PepsiCo Foods International, a division of PepsiCo., a marketer of branded beverages and snack foods. Mr. Hobson received his B.A. from Princeton University in 1987 and his M.B.A. from Harvard Business School in 1992.

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

   M. David White has been our Chief Executive Officer since October 1998. From February 1998 to October 1998, Mr. White served as Senior Vice President, Investment Banking Division, Donaldson, Lufkin & Jenrette, an investment banking firm. Mr. White was Vice President of Finance of Boston Chicken, a restaurant chain, from December 1994 to June 1997. From August 1986 to December 1994 and from June 1997 to January 1998, Mr. White was in the Investment Banking Department of Merrill Lynch & Co., an investment banking firm, and became a Director of the Investment Banking Department in January 1993. Mr. White received his B.A. from the University of Texas at Austin in 1983.

   Dennis W. Kelly has been our President since February 1999 and became our Chief Operating Officer in May 1999. From December 1982 to February 1999, Mr. Kelly served in both executive and managerial capacities with The Coca-Cola Company, a beverage and consumer products company, including Vice President, Director of Marketing for Europe, and Deputy Chief Marketing Officer from February 1997 to February 1999, Vice President and Director, Global Strategic Marketing Research from February 1995 to February 1997 and Vice President and General Manager, Noncarbonated Beverages, USA from January 1993 to February 1995. Prior to December 1982, Mr. Kelly held positions with Procter & Gamble, a consumer products company, and Touche Ross & Company, an accounting firm. Mr. Kelly received his B.M.E. from the Georgia Institute of Technology in 1976 and his M.B.A. from Harvard Business School in 1981.

   Kevin W. Hartley has been our Chief Marketing Officer and Executive Vice President since December 1998. Prior to that, he served as our Vice President of Marketing beginning August 1997. From May 1994 to August 1997, Mr. Hartley held several positions with Green Mountain Power Corporation, including Vice President of Marketing from May 1997 to August 1997. Between 1990 and 1994, Mr. Hartley was Director of Retail Fiberglass Marketing for the Manville Corporation (now the Schuller Corporation), a manufacturer of building and insulation products. Mr. Hartley received his B.S. from the University of Vermont in 1981 and his M.B.A. from the University of Colorado in 1990.

   Julie D. Blunden has been our Vice President of Strategic Planning since October 1998. Prior to that, she served as our Regional Director of California beginning August 1997. From January 1997 to August 1997, Ms. Blunden was Director of Sales, then Regional Director, for the California region of Green Mountain Power Corporation. From 1987 to August 1996, Ms. Blunden held several positions with AES, a worldwide developer, owner and operator of power plants, including Project Director from September 1995 to August 1996. From September 1993 to June 1995, Ms. Blunden also attended graduate business school, and during part of 1994, she worked for the Center for Energy Efficiency and Renewable Technologies. Ms. Blunden received her B.A. from Dartmouth College in 1988 and her M.B.A. from Stanford Graduate School of Business in 1995.

   Thomas C. Boucher has been our Vice President of Energy Supply and Business Development since August 1997. From 1992 to August 1997, Mr. Boucher held several financial, business and energy planning positions at Green Mountain Power Corporation, including Vice President of Business Strategy from May 1996 to August 1997. Mr. Boucher received his B.S.E.E. from the University of Vermont in 1976.

   Karen K. O'Neill has been our Vice President of New Markets since August 1997. From 1985 to August 1997, Ms. O'Neill held several positions with Green Mountain Power Corporation, including Assistant Vice President, then Vice President, of Organization Development and Human Resources from 1994 to August 1997 and Assistant General Counsel from 1989 to 1994. Prior to that, Ms. O'Neill held management positions with the Justice Department and was an Assistant United States Attorney for the District of Columbia. Ms. O'Neill received her B.A. from the University of Pennsylvania in 1973 and her J.D. from the National Law Center at George Washington University in 1977.

   Peter H. Zamore has been our Vice President, General Counsel and Secretary since August 1997. From January 1995 to August 1997, Mr. Zamore was General Counsel of Green Mountain Power Corporation. From 1984 to 1995, Mr. Zamore was an associate and then partner of Sheehey Brue Gray and Furlong, P.C., a Burlington, Vermont law firm. Mr. Zamore received his B.A. from Marlboro College in 1974 and his J.D. from Vermont Law School in 1979.

                                       59

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

   Jay LeDuc has been our Director of Operations and Systems since January 1999. Prior to that, he held other positions with us, including Director of Regional Development from November 1997 to January 1999. From October 1992 to October 1997, Mr. LeDuc served in several marketing positions with The Systems House, a marketer of information systems solutions to the office products industry, in Chicago, Illinois. Mr. LeDuc has served as co-chair of the Pennsylvania Data Exchange Working Group and as a member of the Pennsylvania Pilot Implementation Committee. Mr. LeDuc received his B.S. from the University of Vermont in 1978.

   Thomas H. Rawls has been our Chief Environmental Officer since January 1999. Prior to that, he served as our Director of Environmental Affairs beginning August 1997. From March 1993 to August 1997, Mr. Rawls held several positions with Green Mountain Power Corporation, including Manager of Marketing from June 1996 to July 1997. Since 1978, he has been chief editor of Country Journal, of Harrowsmith, a magazine devoted primarily to topics about the environment and rural life, and of Natural Health. He is the author of Small Places, In Search of a Vanishing America (Little, Brown). Mr. Rawls is the former vice-chairman of the Board of the Vermont Natural Resources Council, a statewide environmental group, and is Chair of the Board of the Renewable Energy Alliance, a national group of wholesale and retail power marketers. Mr. Rawls received his B.A. from Princeton University in 1968.

   K. Scott Canon has been our Chief Financial Officer since February 1999. From March 1992 to February 1999, he has served in the following capacities with the broker-dealer affiliate of Security Capital Group, a global real estate research, investment and operating management company: member of the board of directors from June 1996 to February 1999, Senior Vice President from March 1997 to February 1999, President from January 1996 to March 1997 and Vice President from May 1993 to January 1996. From October 1991 to March 1992, he worked for Chase Manhattan Bank, and from August 1987 to October 1991 for Goldman, Sachs, an investment banking firm. Mr. Canon received his B.A. in 1984 and his M.B.A. in 1987 from the University of Texas at Austin.

   Jeffrey D. Liotta has been our Chief Technology Officer since May 1999. From March 1997 to May 1999, Mr. Liotta served as Vice President Research and Development of Eastman Software, a subsidiary of Eastman Kodak that develops document management software. From January 1996 to February 1997, he was Vice President Client Server Development of Dun & Bradstreet Software, a designer and manufacturer of client/server enterprise resource planning systems. From September 1995 to January 1996, he was Vice President Software Engineering of Ascom Nexicon, a developer of high-end asynchronous transfer mode switches. From October 1994 to September 1995, Mr. Liotta held several positions with Banyan Systems, a developer of network and system management software products including General Manager Network Management Business from January 1995 to September 1995. Mr. Liotta received his B.A. from Duke University in 1975 and his M.B.A. from the University of North Carolina at Chapel Hill in 1980.

   None of the directors or director nominees is an employee of GreenMountain.com.


Classified Board Of Directors

   Our certificate of incorporation provides that our board of directors will be divided into three classes of directors. Each class will serve a staggered three-year term, except that the initial directors will serve as indicated in the following paragraph. Approximately one-third of our board of directors will be elected each year. Vacancies on the board will be filled only by persons elected by a majority of the remaining directors, and a director elected by the board to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor has been elected and qualified. See "Description of Capital Stock-- Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law."

   Sam Wyly, Mark Cuban and Lee Hobson will serve as Class I directors, whose terms expire at the 2000 annual meeting of stockholders. Dennis Crumpler, Reed Maltzman and Evan Wyly will serve as Class II

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


directors, whose terms expire at the 2001 annual meeting of stockholders. Dianne Dillon-Ridgley, Richard Hanlon and Lisa Wyly will serve as Class III directors, whose terms expire at the 2002 annual meeting of stockholders.

Board Committees

   Prior to the closing of this offering, our board of directors expects to establish six board committees--an Executive Committee, an Environmental Integrity Committee, an Audit Committee, a Special Compensation Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

  Executive Committee

   Between meetings of our full board of directors, the Executive Committee may exercise all of the power and authority of the board in the oversight of the management of our business and affairs, subject to limitations imposed under Delaware law. The initial Executive Committee members will be Sam Wyly, Dennis Crumpler and Evan Wyly, and Mr. Crumpler will serve as Chairman of the Executive Committee.

  Environmental Integrity Committee

   The Environmental Integrity Committee will be responsible for reviewing our effect on the environment and our adherence to our environmental principles and making recommendations to the full board of directors as to how we can improve our environmental performance. The initial members of the Environmental Integrity Committee will be Sam Wyly, Dennis Crumpler, Reed Maltzman and Diane Dillon-Ridgley. The members of the committee will determine which of them will serve as the committee chairman.

  Audit Committee

   The Audit Committee will review our internal accounting procedures and controls and consult with and review the services provided by our independent accountants. The initial Audit Committee members will be Mark Cuban, Richard Hanlon and Reed Maltzman. The members of the committee will determine which of them will serve as the committee chairman.

  Special Compensation Committee

   The Special Compensation Committee will review and determine the salaries, benefits, stock option grants and other compensation of the Chairman, any Vice Chairman, any director serving on the Compensation Committee, the Chief Executive Officer and all other executive officers. The initial Special Compensation Committee members will be Mark Cuban, Richard Hanlon and Reed Maltzman. The members of the committee will determine which of them will serve as the committee chairman.

  Compensation Committee

   The Compensation Committee will review and recommend to the full board of directors the salaries, benefits, stock option grants and other compensation of all employees, consultants, directors and other individuals compensated by us whose compensation is determined by action of the board of directors (other than the Chairman, any Vice Chairman, any director serving on the Compensation Committee, the Chief Executive Officer and all other executive officers). The initial Compensation Committee members will be Sam Wyly, Dennis Crumpler and Evan Wyly. The members of the committee will determine which of them will serve as the committee chairman.

  Nominating and Corporate Governance Committee

   The Nominating and Corporate Governance Committee will be responsible for considering and making recommendations to the full board of directors regarding nominees for election to the board of directors and board committee assignments. The Nominating and Corporate Governance Committee will also review and report to the board of directors on a periodic basis with regard to matters of corporate governance. The initial members of the Nominating and Corporate Governance Committee will be Sam Wyly, Evan Wyly and Richard Hanlon. The members of the committee will determine which of them will serve as the committee chairman.

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

Director Compensation

   Each director will be paid a semi-annual retainer in the form of shares of unrestricted common stock having a fair market value of $15,000. The fair market value per share for the six-month retainer period beginning January 1 and ending June 30 of each year will be equal to the closing price of the common stock on the last trading day of the preceding calendar year, and the shares for the retainer period will be issued to the directors as soon as practicable after January 1 of each year. The fair market value per share for the six-month retainer period beginning July 1 and ending December 31 will be equal to the closing price of the common stock on the last trading day preceding July 1, and the shares for the retainer period will be issued to the directors as soon as practicable after July 1 of each year.

   If a director is first elected to the board of directors after the first day of a retainer period, he or she will receive, as soon as possible after the election, a pro rata portion of the semi-annual retainer for that retainer period based on the number of days remaining in the period, and the fair market value per share will be equal to the closing price of the common stock on the last trading day preceding the date of the director's election to the board of directors.

   The shares of common stock issued to each director in payment of the director's retainer will not be subject to forfeiture if the director ceases to be a member of the board of directors. However, if a director ceases to be a director before the last day of a retainer period other than by reason of death, disability or retirement from the board of directors at or after age 65, he or she will be required to pay the company in cash an amount equal to the unearned portion of the $15,000 retainer based on the number of days remaining in the retainer period.

   We have reserved 150,000 shares for issuance under the 1999 Director Stock Award Plan, subject to adjustment as provided in the plan.

   In addition, each director will receive $2,000 in cash for each board of directors meeting attended and for each committee meeting attended on days on which the board of directors does not also meet. We also reimburse directors for out-of-pocket expenses incurred in connection with attending board of directors and committee meetings.

   Directors will also be eligible to receive stock option grants under our 1999 Stock Option Plan. See "-- Stock Option Agreements and Plans--1999 Stock Option Plan." Those persons who have become or are expected to become directors of GreenMountain.com, other than Ms. Dillon-Ridgley, have been granted options to purchase units in the limited liability company. Ms. Dillon-Ridgley is expected to be granted options under our 1999 Stock Option Plan. See "Principal Stockholders."

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Executive Compensation

   The following table sets forth summary information concerning the compensation awarded to, earned by or paid for services rendered to us in all capacities during 1997 and 1998, by our former and current Chief Executive Officer and our four most highly compensated executive officers, other than our Chief Executive Officer, who were serving as executive officers at the end of 1998. Mr. Hyde ceased to be an executive officer effective as of October 6, 1998. Mr. Luther retired as an executive officer effective as of January 30, 1999.

                           SUMMARY COMPENSATION TABLE

                                                             Long-Term
                                 Annual Compensation    Compensation Awards
                                 ------------------- -------------------------
   Name and                                                                     All Other
   Principal Position       Year  Salary     Bonus   Shares Underlying Options Compensation
   ------------------       ---- ------------------- ------------------------- ------------
   M. David White(1)....... 1998 $  37,576 $       0               0           $    258(2)
   Chief Executive Officer  1997        --        --              --                 --

   Douglas G. Hyde(3)...... 1998   285,000         0               0            153,697(4)
   Chief Executive Officer  1997    98,679   106,875           5,970              1,200(4)

   Kevin W. Hartley........
   Vice President,          1998   155,000   125,000               0              8,348(5)
   Marketing                1997    54,524    34,875           7,761                775(5)

   Thomas C. Boucher....... 1998   150,000    45,000               0              9,743(6)
   Vice President, Energy   1997    51,786    33,750           6,567              1,125(6)
   Supply and Business
   Development

   David B. Luther(7)......
   Vice President,          1998   150,000    45,000               0             18,820(8)
   Operations               1997    60,714    33,750           2,985              8,413(8)

   Peter H. Zamore......... 1998   140,000    45,000               0              9,204(9)
   Vice President, General  1997    48,952    31,500           5,970              1,050(9)
   Counsel and Secretary

--------
(1) Mr. White became the Chief Executive Officer as of October 5, 1998. Mr. White's annualized salary for 1998 was $155,000.
(2) Represents contributions to our 401(k) plan.
(3) Mr. Hyde resigned as Chief Executive Officer and ceased to be an executive officer as of October 6, 1998. After that date, he continued as an employee at the same level of compensation until April 6, 1999, when he ceased to be an employee.
(4) For 1998, represents severance compensation in the amount of $142,500, contributions to our 401(k) plan in the amount of $9,832 and payments for life insurance in the amount of $1,365. For 1997, represents contributions to our 401(k) plan in the amount of $1,200.
(5) For 1998, represents contributions to our 401(k) plan in the amount of $7,932 and payments for life insurance in the amount of $416. For 1997, represents contributions to our 401(k) plan in the amount of $775.
(6) For 1998, represents contributions to our 401(k) plan in the amount of $9,132 and payments for life insurance in the amount of $611. For 1997, represents contributions to our 401(k) plan in the amount of $1,125.
(7) Mr. Luther retired effective as of January 30, 1999.
(8) For 1998, represents contributions to our 401(k) plan in the amount of $6,820 and payments for housing costs in the amount of $12,000. For 1997, represents contributions to our 401(k) plan in the amount of $1,125 and payments for housing costs in the amount of $7,288.
(9) For 1998, represents contributions to our 401(k) plan in the amount of $8,432 and payments for life insurance in the amount of $772. For 1997, represents contributions to our 401(k) plan in the amount of $1,050.

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

Option Exercises In Last Fiscal Year And Option Grants In Last Fiscal Year

   We did not grant any options to the executive officers named in the summary compensation table above during 1998.

Fiscal Year End Option Values

   The following table provides information, for each of the executive officers named in the summary compensation table above, regarding unexercised options held as of December 31, 1998. No options were exercised during 1998.

                                 Number of Shares        Value of Unexercised
                              Underlying Unexercised         In-the-Money
                                    Options at                Options at
                               December 31, 1998(1)        December 31, 1998
                             ------------------------- -------------------------
   Name                      Exercisable Unexercisable Exercisable Unexercisable
   ----                      ----------- ------------- ----------- -------------
   M. David White...........        0            0           0            0
   Douglas G. Hyde..........    5,970            0           0            0
   Kevin W. Hartley.........    3,104        4,657           0            0
   Thomas C. Boucher........    2,627        3,940           0            0
   David B. Luther..........    1,194        1,791           0            0
   Peter H. Zamore..........    2,388        3,582           0            0

--------
(1) Assuming our conversion from a limited liability company to a corporation had occurred as of December 31, 1998.

Employment Agreements

  Agreement With Vice Chairman

   We have entered into a letter agreement, dated February 5, 1999, and amended June 1, 1999 with Dennis M. Crumpler relating to his service to us as a director, Vice Chairman, Chairman of the Executive Committee and consultant. Under the agreement, Mr. Crumpler purchased an equity interest under our Employee Unit Purchase Plan. See "Related Party Transactions--Subsequent Transactions--Employee Unit Purchase Plan." In connection with the execution of the agreement, in February 1999, we granted him an option exercisable to purchase 60,000 shares of common stock at an exercise price of $3.33 per share in connection with his service as a director. See "Management--Director Compensation." At that time, we also granted him an option exercisable to purchase 427,500 shares of common stock at an exercise price of $3.33 per share in connection with his service as Vice Chairman. Under the agreement as amended, and subject to the approval of the Special Compensation Committee, we expect to grant him additional options to purchase 60,000 shares in connection with his service as a director and 427,500 shares in connection with his service as Vice-Chairman and Chairman of the Executive Committee, in each case at an exercise price per share equal to the initial public offering price. These options provide or will provide for vesting as to 20% of the underlying equity interest on the date of grant and vesting as to 5% of the underlying equity interest on the first day of each of the next 16 calendar quarters.

  Employment Agreement With Our Chief Executive Officer

   On October 5, 1998, we entered into an employment agreement with M. David White, our Chief Executive Officer. The agreement provides that Mr. White will receive an initial annual base salary of $155,000 and an annual incentive bonus payable at the discretion of our board of directors. Mr. White did not receive a bonus for 1998. In addition, he receives an annual expense allowance of up to $50,000 for transportation and housing. Mr. White also receives health, term life and disability insurance and is eligible to participate in other benefit plans made available to our senior executives.

   Under the agreement, Mr. White purchased an equity interest under our Employee Unit Purchase Plan. See "Related Party Transactions--Subsequent Transactions--Employee Unit Purchase Plan." Under the agreement, in January 1999 we granted him an option exercisable to purchase 900,000 shares of common stock at an exercise price of $3.33 per share. This option provides for vesting as to 20% of the underlying equity interest on February 2, 1999 and vesting as to 5% of the underlying equity interest on the first day of each of

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the next 16 calendar quarters. In addition, pursuant to antidilution provisions of the agreement, in connection with the completion of a private equity offering in February 1999 we granted him an option exercisable to purchase 225,000 shares of common stock at an exercise price of $6.67 per share. This option provides for vesting as to 20% of the underlying equity interest on the date of grant and vesting as to 5% of the underlying equity interest on the first day of each of the next 16 calendar quarters.

   Mr. White's employment agreement provides for his employment until December 31, 2003, but his employment may be terminated earlier by either party. If we terminate his employment for cause or he terminates his employment without good reason, he will receive no further compensation or other benefits from us, except compensation that has been accrued but not paid and benefits that we are required by law to continue. If we terminate his employment without cause or he terminates his employment with good reason, he will receive salary and benefits, including health, life and disability insurance, for up to one year following his termination and, if no member of the Wyly family is chairman of the board of directors of GreenMountain.com, the options granted to him as described above will immediately vest and be exercisable.

  Agreement Between Highland Stargate And Our Chief Executive Officer

   At the time he accepted his position with us, David White, our Chief Executive Officer, also entered into an agreement with Highland Stargate, an entity controlled by the Wyly family. That agreement contemplates that Mr. White will provide investment advisory services to Highland and its affiliates, but expressly provides that performance of those services will not interfere with the performance by him of his duties to us on a substantially full-time basis. In consideration for his services, Highland agreed to pay Mr. White an amount sufficient to cause Mr. White's total annual compensation from Highland, its affiliates and GreenMountain.com to equal not less than $1,000,000 for the years 1999 through 2003 and a similar prorated amount for that portion of 1998 subject to the agreement. Highland also agreed to lend
Mr. White $3,000,000 for the purpose of refinancing outstanding indebtedness and making investments. Highland further agreed to provide Mr. White investment opportunities, including the opportunity to invest in any significant new venture of any Highland affiliate on a cost basis similar to Highland and its affiliates. The loans to Mr. White bear interest at 6%, compounded annually, are recourse and are secured by real estate and specified investment securities owned by Mr. White including stock and options issued by us.

   Highland agreed to reimburse Mr. White's business expenses incurred on its behalf and to provide health and similar insurance benefits substantially similar to those contemplated in his agreement with us if we do not provide them. The agreement contains provisions related to confidentiality, noninterference by Mr. White in Highland's business, indemnification of Mr. White against claims resulting from his employment by Highland and other matters of a nature commonly found in agreements of this type.

   Mr. White's Highland agreement provides for his employment until December 31, 2003. Upon termination of his employment by Mr. White, by Highland for cause or as a result of death or disability, the agreement provides that Mr. White will receive no further compensation except for compensation that has accrued prior to termination and for benefits required by law. Upon termination by Highland without cause, the agreement further provides for the payment of aggregate salary and bonus compensation which he would otherwise have been entitled to receive through December 31, 2003. The contract further provides that the compensation obligations of Highland to Mr. White will be deemed satisfied if Mr. White's realized and unrealized profits with respect to specified investment securities securing the loans described above exceed $10,000,000.

  Agreement Between Highland Stargate And Our Chief Financial Officer

   At the time he accepted his position with us Scott Canon, our Chief Financial Officer, entered into a substantially similar agreement with Highland. Mr. Canon's agreement provided that Mr. Canon would receive a minimum of $500,000 per year for the years 1999 through 2002, together with an amount of $1,250,000 if GreenMountain.com becomes bankrupt or insolvent, or has been liquidated or dissolved, on or before December 31, 2003. Mr. Canon's agreement with Highland does not provide for loans. Highland's obligation to

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

pay compensation to Mr. Canon will be deemed satisfied if his realized and unrealized profits with respect to investment in fully transferable GreenMountain.com securities shall exceed $5,000,000 for ten consecutive days following consummation of an initial public offering.

  Employment Agreements With Other Executive Officers

   On August 6, 1997, in connection with our initial formation we entered into a three-year employment agreement with each of Thomas C. Boucher, Kevin W. Hartley, Douglas G. Hyde, David B. Luther and Peter H. Zamore. Each of these agreements provides that the executive will receive a minimum specified annual salary and will be entitled to participate in any benefit plan made generally available by us to our executives and key management employees. The minimum specified annual salaries are as follows:

                                                                          Base
       Name                                                              Salary
       ----                                                             --------
       Thomas C. Boucher............................................... $150,000
       Kevin W. Hartley................................................  155,000
       Douglas G. Hyde.................................................  285,000
       David B. Luther.................................................  150,000
       Peter H. Zamore.................................................  140,000

   During 1998, each of these executives was paid a salary equal to his base salary and each of these executives, other than Mr. Hyde, who received no bonus for 1998, received bonuses for 1998 as follows: Mr. Hartley, $125,000; Mr. Boucher, $45,000; Mr. Luther, $45,000; and Mr. Zamore, $45,000. The bonuses were determined by the management committee of the limited liability company on a case-by-case basis based on each executive's contribution to the limited liability company; the bonus awards were not tied to any specific performance or similar criteria.

   If we terminate the executive's employment for cause or the executive terminates his employment without good reason, we have no further obligations under the agreement other than to pay the executive's salary through the date of termination. If we terminate the executive's employment without cause or the executive terminates his employment for good reason, we are required to continue to pay the executive an amount equal to his salary and provide medical and dental insurance coverage for up to one year following termination.

   Contemporaneously with the execution and delivery of these employment agreements on August 6, 1997, each of these executives was granted an option exercisable to purchase the number of shares indicated below at an exercise price of $75.40 per share:

                                                               Number of Shares
       Name                                                    Underlying Option
       ----                                                    -----------------
       Thomas C. Boucher......................................       6,567
       Kevin W. Hartley.......................................       7,761
       Douglas G. Hyde........................................      14,925
       David B. Luther........................................       2,985
       Peter H. Zamore........................................       5,970

These options provide for vesting as to 20% of the underlying equity interest on the date of grant and vesting as to 20% of the underlying equity interest on each of the first four anniversaries of the grant date. In addition, the unvested portion of these options becomes immediately exercisable upon the closing of this offering.

   On October 6, 1998, we entered into a separation agreement and release with Mr. Hyde. Under that agreement Mr. Hyde resigned as our Chief Executive Officer, but continued as our employee at the level of compensation provided in his employment contract until April 6, 1999. We made an initial cash payment of $142,500 to him shortly after the execution of the agreement, a second cash payment of $142,500 to him shortly after December 31, 1998 and a third cash payment of $142,500 to him in April 1999. The agreement

                                                                  Choose wisely.

provides that his option granted on August 6, 1997, to the extent vested on April 6, 1999, will remain exercisable until August 6, 2002. Under the agreement, he was permitted to invest under the Employee Unit Purchase Plan. See "Related Party Transactions--Subsequent Transactions--Employee Unit Purchase Plan." Under the agreement, Mr. Hyde is prohibited from engaging in some competitive activities and from recruiting our employees and soliciting our customers during the two-year period ending April 6, 2001.

Stock Option Agreements And Plans

  Options Granted Upon Formation Of The Limited Liability Company

   On August 6, 1997, options were granted to officers and advisors of the limited liability company in connection with its formation. These grants are evidenced by Operating Management Option Agreements and Supervisory Management Option Agreements dated as of August 6, 1997. As of March 31, 1999, there were outstanding under these agreements options exercisable for 47,883 shares of common stock at an exercise price of $75.20 per share and options exercisable for 34,029 shares of common stock at an exercise price of $75.40 per share. See "Management--Employment Agreements--Employment Agreements with Other Executive Officers" and "Shares Eligible for Future Sale."

  1997 Employee Ownership Plan

   In 1997, our predecessor adopted a 1997 Employee Ownership Plan. Under the 1997 Employee Ownership Plan, our predecessor from time to time granted options to employees who had not previously entered into an agreement concerning an option to purchase interests in the limited liability company. Options were granted under the 1997 Employee Ownership Plan during the fiscal year ended December 31, 1998 on a case-by-case basis. Based on input from the executive officers, the management committee of the limited liability company considered the contributions of each recipient to the limited liability company in making the grants. In addition, to attract the talent necessary to enhance our growth, the management committee considered the potential contributions of the individuals in granting options to new employees.

   As of March 31, 1999, there were outstanding under the 1997 Employee Ownership Plan options exercisable for 7,758 shares of common stock at an exercise price of $75.40. No additional options are expected to be granted under the 1997 Employee Ownership Plan. See "Shares Eligible for Future Sale."

  1999 Unit Option Plan

   In 1999, our predecessor adopted a 1999 Unit Option Plan pursuant to which the management committee or the committee administering the plan could designate individuals eligible to receive options. Under the 1999 Unit Option Plan, our predecessor granted options to directors, executive officers, employees and consultants. As of March 31, 1999, there were outstanding under the 1999 Unit Option Plan options exercisable for 4,862,400 shares of common stock at an exercise price of $3.33 and 1,068,000 shares of common stock at an exercise price of $6.67. Since March 31, 1999, options to purchase an additional 78,000 shares at an exercise price of $13.33 and 287,697 shares at an exercise price of $12.00 have been granted in connection with the hiring of new employees or promotions. See "Shares Eligible for Future Sale."

   Grants, including grants to members of the management committee of the limited liability company, made under the 1999 Unit Option Plan were approved by the management committee of the limited liability company. The intent of the management committee in making grants is to attract and retain the best available talent and encourage the highest level of performance by providing an opportunity to participate in any increase in our equity value. Based on input from the executive officers, the management committee considered the contributions of each recipient to the limited liability company in making the grants. In addition, the management committee considered the economic incentives necessary to attract directors, executive officers and employees to a company of our size and limited operating history.

It's a small planet.(SM)

  1999 Stock Option Plan

   Prior to the closing of this offering, we will adopt a 1999 Stock Option Plan, which will amend and restate the 1997 Employee Ownership Plan and the 1999 Unit Option Plan. The purpose of the 1999 Stock Option Plan is to attract and retain the best available talent and encourage the highest level of performance by executive officers, key employees, directors, advisors and consultants, and to provide them with incentives to put forth maximum efforts for the success of our business, in order to serve the best interests of GreenMountain.com and its stockholders. We expect that option grants under the 1999 Stock Option Plan will be a key element of our compensation strategy, and that we will utilize the reservation of shares under the 1999 Stock Option Plan to the maximum extent practicable. Subject to the approval of the Special Compensation Committee and our board of directors, we expect in connection with this offering to grant to Sam Wyly an option to purchase 625,000 shares of common stock, to Dennis Crumpler an option to purchase 487,500 shares of common stock, to Dennis Kelly an option to purchase 675,000 shares of common stock and to a new director nominee, nine new employees and four new advisors options to purchase an aggregate of 449,000 shares of common stock, in each case at an exercise price per share equal to the initial public offering price. Of these, options to purchase 75,000 shares of common stock will vest as to 100% of the underlying shares on the date of grant, options to purchase 45,000 shares of common stock will vest as to 50% of the underlying shares on the date of grant, as to 3% of the underlying shares on the first day of each of the next 15 calendar quarters and as to 5% of the underlying shares on the first day of the 16th calendar quarter, and options to purchase 2,116,500 shares of common stock will vest as to 20% of the underlying shares on the date of grant and as to 5% of the underlying shares on the first day of each of the next 16 calendar quarters. Further, we expect that, following the closing of this offering our directors who are actively involved in the management of our business and our executive officers will from time to time receive substantial option grants.

   Administration. The 1999 Stock Option Plan will be administered by the Special Compensation Committee or the full board of directors.

   Options. The 1999 Stock Option Plan will authorize the grant of stock options to purchase shares of GreenMountain.com common stock. Grants under the 1999 Stock Option Plan are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code.

   Number of Shares Reserved. The total number of shares of common stock that will be available for issuance under the 1999 Stock Option Plan is 12,554,713. However, this number will be increased, if necessary, on the last date of each fiscal quarter so that the sum of:

  (1) the total number of shares of common stock previously issued upon the exercise of stock options;

  (2) the total number of shares of common stock then subject to outstanding stock options; and

  (3) the total number of shares of common stock then remaining available under the 1999 Stock Option Plan to be made subject to future grants of stock options equals 20% of the total number of outstanding shares of common stock of GreenMountain.com, computed on a fully-diluted basis.

   The Special Compensation Committee and the board of directors may make additional adjustments in the maximum number of shares available under the 1999 Stock Option Plan or in the number of shares of common stock covered by outstanding options, in the purchase price per share of common stock covered by options, and/or in the kind of shares covered (including shares of another issuer), as the Special Compensation Committee or the board of directors in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of 1999 Stock Option Plan participants resulting from any change in our capital structure, merger, consolidation, spin-off, reorganization, liquidation, issuance of rights or warrants to purchase securities or any other corporate transaction or event having a similar effect.

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

   Eligibility. Our executive officers, key employees, directors, advisors and consultants, and prospective employees, directors, advisors and consultants, will be eligible to receive grants of stock options.

   Transferability. Each option granted pursuant to the 1999 Stock Option Plan may be subject to any transfer restrictions as the Special Compensation Committee or the board of directors determines.

   Description of Awards. The 1999 Stock Option Plan will not specify a maximum term for stock options. The exercise price of the options may not be less than the fair market value per share of common stock on the grant date. The Special Compensation Committee or the board of directors may, without the consent of the holder of an option, amend the terms of the option in several respects, including acceleration of the time at which the option may be exercised, extension of the expiration date, reduction of the exercise price and waiver of other conditions or restrictions.

   Each grant of options will specify the number of shares of common stock, the exercise price and any vesting schedule and state whether the exercise price is payable in cash, by the actual or constructive transfer to GreenMountain.com of nonforfeitable, unrestricted shares of common stock already owned by the participant having an actual or constructive value as of the time of exercise equal to the total exercise price, by any other legal consideration authorized by the Special Compensation Committee or the board of directors or by a combination of such methods of payment.

   The maximum aggregate number of shares of common stock with respect to which options may be granted to any participant during any single calendar year will not exceed 3,159,156.

   Vesting of Options Upon a Change in Control. The stock option agreement evidencing any stock option granted under the 1999 Stock Option Plan may provide that the stock option will become exercisable if there is a change in control of GreenMountain.com or in the event of similar transactions or events. The specific terms of any such provision will be set forth in the stock option or other agreement or in any agreement.

   Amendment and Termination. The board of directors may amend or terminate the 1999 Stock Option Plan at any time. The termination of the 1999 Stock Option Plan will not adversely affect the terms of any outstanding options. If any law, rule or regulation removes or lessens any restrictions imposed for options, the Special Compensation Committee or the board of directors may amend the 1999 Stock Option Plan and all options then outstanding will be subject to such amendment.

   Grants Under the Plan. No options have been granted under the 1999 Stock Option Plan and it is not possible to determine the specific awards of options that will be granted to various individuals in the future under the 1999 Stock Option Plan. However, we expect to issue options under the 1999 Stock Option Plan to Sam Wyly, Dennis Crumpler, Dennis Kelly and 14 other persons as indicated above.

It's a small planet.(SM)

Grants To Directors, Director Nominees And Executive Officers Named In Summary Compensation Table

   The following table sets forth information regarding options granted prior to, and outstanding as of, the date of this prospectus to directors and director nominees and executive officers named in the summary compensation table included above.

                                               Number of
                                                 Shares
                                        Date   Underlying    Exercise Expiration
                  Name                 Granted Options(1)     Price      Date
                  ----                 ------- ----------    -------- ----------
   Sam Wyly(2)........................ 8/06/97   11,970 (3)   $75.20   8/06/02
                                       1/15/99  487,500 (4)   $ 3.33   4/02/03
                                       2/17/99  172,500 (5)   $ 6.67   4/18/03
   Dennis M. Crumpler(6).............. 2/05/99  487,500 (7)   $ 3.33   4/06/03
   Evan A. Wyly....................... 8/06/97   13,464 (3)   $75.20   8/06/02
                                       1/15/99  487,500 (4)   $ 3.33   4/02/03
                                       2/17/99  112,500 (5)   $ 6.67   4/18/03
   Mark Cuban......................... 2/14/99   75,000 (8)   $ 3.33   4/16/03
   Reed E. Maltzman................... 2/04/99   75,000 (8)   $ 3.33   4/16/03
   Richard E. Hanlon.................. 2/04/99   75,000 (8)   $ 3.33   4/16/03
   Lisa Wyly(9)....................... 8/06/97    5,985 (3)   $75.20   8/06/02
                                       1/15/99  150,000 (4)   $ 3.33   4/02/03
   H. Lee S. Hobson................... 1/15/99  261,000 (10)  $ 3.33   4/02/03
   M. David White..................... 1/15/99  900,000 (4)   $ 3.33   4/02/03
                                       2/17/99  225,000 (11)  $ 6.67   4/17/03
   Douglas G. Hyde.................... 8/06/97    5,970 (12)  $75.40   8/06/02
   Kevin W. Hartley................... 8/06/97    7,761 (3)   $75.40   8/06/02
                                       1/15/99  195,000 (4)   $ 3.33   4/02/03
                                       2/17/99   15,000 (5)   $ 6.67   4/18/03
   Thomas C. Boucher.................. 8/06/97    6,567 (3)   $75.40   8/06/02
                                       1/15/99  135,000 (4)   $ 3.33   4/02/03
                                       2/17/99   15,000 (5)   $ 6.67   4/18/03
   David B. Luther.................... 8/06/97    1,194 (13)  $75.40   8/06/02
   Peter H. Zamore.................... 8/06/97    5,970 (3)   $75.40   8/06/02
                                       1/15/99  135,000 (4)   $ 3.33   4/02/03
                                       2/17/99   15,000 (5)   $ 6.67   4/18/03

--------
(1) Reflects our conversion from a limited liability company to a corporation.

(2) Does not include 3,592 shares issuable upon the exercise of options that have become vested and are owned by four family trusts of which Sam Wyly is trustee or 2,396 shares issuable upon the exercise of unvested options that become exercisable upon the completion of this offering and are owned of record by the same four family trusts. Subject to the approval of the Special Compensation Committee and our board of directors, we expect in connection with this offering to grant to Sam Wyly an option to purchase 625,000 shares, at an exercise price per share equal to the initial public offering price. This option will provide for vesting as to 20% of the underlying shares on the date of grant and vesting as to 5% of the underlying shares on the first day of each of the next 16 calendar quarters.

(3) To date, these options have become vested with respect to 60% of the underlying shares; the unvested portion will become exercisable upon the closing of this offering.

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(4) These options provide for vesting as to 20% of the underlying shares on
    February 2, 1999 and vesting as to 5% of the underlying shares on the first day of each of the next 16 calendar quarters.

(5) These options provide for vesting as to 20% of the underlying shares on February 18, 1999 and vesting as to 5% of the underlying shares on the first day of each of the next 16 calendar quarters.

(6) Subject to the approval of the Special Compensation Committee and our board of directors, we expect in connection with this offering to grant to Mr. Crumpler an option to purchase 487,500 shares at an exercise price per share equal to the initial public offering price. This option will provide for vesting as to 20% of the underlying shares on the date of grant and vesting as to 5% of the underlying shares on the first day of each of the next 16 calendar quarters.

(7) These options provide for vesting as to 20% of the underlying shares on February 6, 1999 and vesting as to 5% of the underlying shares on the first day of each of the next 16 calendar quarters.

(8) These options provide for immediate vesting.

(9) Does not include 898 shares issuable upon the exercise of options that have become vested and are owned of record by a family trust of which Lisa Wyly is trustee or 599 shares issuable upon the exercise of unvested options which become exercisable upon the closing of this offering and are owned of record by the same family trust.

(10) These options provide for vesting as to 20% of the underlying shares on February 2, 1999 and vesting as to 5% of the underlying shares on the first day of the next 16 calendar quarters. Pursuant to internal policies of Maverick Capital, Ltd., Mr. Hobson has transferred the options to purchase 16,800 shares to Maverick Fund II, Ltd., 79,200 shares to Maverick Fund USA, Ltd. and 165,000 shares to Maverick Fund L.D.C.

(11) These options provide for vesting as to 20% of the underlying shares on the date of grant and vesting as to 5% of the underlying shares on the first day of each of the next 16 calendar quarters.

(12) Pursuant to Mr. Hyde's separation agreement and release, these options will remain exercisable until August 6, 2002. See "Management--Employment Agreements--Employment Agreements with Other Executive Officers."

(13) Upon his retirement, Mr. Luther forfeited options to purchase an additional 1,791 shares.

Compensation Committee Interlocks And Insider Participation

   The limited liability company did not have a compensation committee. Decisions regarding compensation were made by the full management committee of the limited liability company, including Sam Wyly, the Chairman of that committee. Mr. Wyly may be deemed to have been an executive officer of the limited liability company because of policy making functions performed by him as Chairman of its management committee.

   Sam Wyly is an executive officer and director of Sterling Software and Michaels Stores. He serves as a member of the executive committee and stock option committee of Sterling Software and as a member of the compensation committee of Michaels Stores. Accordingly, Sam Wyly has participated in decisions related to compensation of executive officers of each of GreenMountain.com, Sterling Software and Michaels Stores.

   Other than Sam Wyly, who may be deemed to have been an executive officer, none of the limited liability company's executive officers served on the compensation committee, or on any full board of directors or other board committee that performs functions similar to a compensation committee, of any entity that has one or more of its executive officers who served as a member of the limited liability company's management committee.

It's a small planet.(SM)

Limitation Of Liability And Indemnification Matters

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of that individual's fiduciary duties as a director except for liability for any of the following:

  .a breach of the director's duty of loyalty to the corporation or its stockholders;

  .any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

  .unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  .any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.

   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against attorneys' fees and other expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person was or is a party or is threatened to be made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

   Our certificate of incorporation and bylaws provide that we are required to indemnify our directors and officers to the maximum extent permitted by law. Our bylaws also require us to advance expenses incurred by an officer or director in connection with the defense of any action or proceeding arising out of that party's status or service as a director or officer of GreenMountain.com or as a director, officer, employer or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if serving as such at our request. Our bylaws also permit us to secure insurance on behalf of any director or officer for any liability arising out of his or her actions in a representative capacity.

   We intend to enter into indemnification agreements with our directors and some of our officers containing provisions that:

  .indemnify, to the maximum extent permitted by Delaware law, those directors and officers against liabilities that may arise by reason of their status or service as directors or officers, except liabilities arising from willful misconduct of a culpable nature;

  .to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and

  .to obtain directors' and officers' liability insurance if maintained for other directors or officers.

   We believe that the provisions of our certificate of incorporation and bylaws described above and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. The limited liability company had liability insurance for its management committee members and officers and we intend to obtain directors' and officers' liability insurance for directors and officers of GreenMountain.com.

                                                                  Choose wisely.

                           RELATED PARTY TRANSACTIONS

Formation Of The Business

  Background Of The Business

   Between 1994 and 1997, an affiliate of Green Mountain Power Corporation conducted extensive market research to evaluate the viability of a nationally-marketed, premium-priced green electricity product supported by a strong pro-environmental brand identity. This market research was designed to identify:

  .The most attractive consumer segments;

  .The key elements of environmental positioning; and

  .The optimal design of potential green electricity products.

   An affiliate of Green Mountain Power Corporation also participated, together with 20 other companies, in deregulated energy pilot programs in Massachusetts and New Hampshire in order to test the viability of marketing green electricity and natural gas products.

  Formation Of The Limited Liability Company

   On August 6, 1997, a subsidiary of Green Mountain Power Corporation and Green Funding I entered into a limited liability company agreement relating to the formation of Green Mountain Energy Resources L.L.C.

   Limited Liability Company Agreement. Under the limited liability company agreement:

  .The subsidiary of Green Mountain Power Corporation contributed service marks, including our "Choose wisely. It's a small planet." and "Green Mountain Energy Resources" service marks, some marketing studies and analyses and its rights under agreements with several third-party service providers, in exchange for a 33% equity interest in the limited liability company;

  .Green Funding I contributed $8.0 million and committed to contribute an additional $22.0 million over time, in exchange for a 67% equity interest in the limited liability company; and

  .Immediately following the initial contribution by Green Funding I, the subsidiary of Green Mountain Power Corporation received a distribution from the limited liability company of $4.0 million.

   The limited liability company agreement also contained provisions relating to, among other things, the allocation of profits and losses, the management of the limited liability company, restrictions on transfer and registration rights.

   Non-Compete and Name Use Agreement. In connection with the formation of the limited liability company, on August 6, 1997, Green Mountain Power Corporation, Green Funding I and the limited liability company entered into an agreement containing:

  .Covenants by Green Mountain Power Corporation and Green Funding I generally not to engage in the retail energy business, subject to exceptions related to Green Mountain Power Corporation's then-existing business activities;

  .Covenants by Green Mountain Power Corporation and Green Funding I not to use the Green Mountain name in connection with business activities similar to those conducted by the limited liability company; and

  .Other covenants by Green Mountain Power Corporation relating to the use of the Green Mountain name.

   Transfer of Employees. In connection with the formation of the limited liability company, on or about August 6, 1997, some individuals who were employed by Green Mountain Power Corporation ceased their employment with that company and became employees of the limited liability company. These individuals included Ms. Blunden, Mr. Boucher, Mr. Hartley, Mr. Hyde, Mr. Luther, Ms. O'Neill, Mr. Rawls and Mr. Zamore.

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

Subsequent Transactions

  September 1997 Capital Infusion

   On September 29, 1997, Green Funding I committed an additional $10.0 million to the limited liability company in exchange for an additional equity interest in the limited liability company, raising Green Funding I's total equity interest to approximately 73%.

  August 1998 Short-Term Loan

   On August 26, 1998, the limited liability company arranged to borrow $10.0 million from Security Capital, Ltd. This loan, which bore interest at a rate of 10% per annum, was made by Security Capital, Ltd. Several entities, whose stock is owned by irrevocable trusts of which members of the Wyly family are beneficiaries, provided credit enhancement for the loan. The loan from Security Capital was repaid in full as described below effective as of November 25, 1998. Total interest paid on that loan was $167,083.

  November 1998 Capital Infusion

   On November 20, 1998, Green Funding I committed an additional $20.0 million to the limited liability company in exchange for an additional equity interest in the limited liability company, raising Green Funding I's total equity interest to approximately 99%. This contribution consisted of the payment in full of the $10.0 million short-term note described above for the benefit of the limited liability company and $10.0 million in cash.

  December 1998 Repurchase Of Green Mountain Power Corporation's Equity
Interest

   On December 23, 1998, Green Mountain Power Corporation, its subsidiaries, Green Funding I and the limited liability company entered into an agreement that provided for the termination of the non-compete and name use agreement described above and the repurchase by the limited liability company of the remaining approximately 1% equity interest held by the subsidiary of Green Mountain Power Corporation. Under this agreement:

  .Green Mountain Power Corporation agreed not to engage in the unregulated marketing or retail sale of electricity or gas outside Vermont for seven years;

  .Green Mountain Power Corporation agreed not to use the Green Mountain name, subject to a limited exception for activities in Vermont;

  .The subsidiary of Green Mountain Power Corporation transferred to the limited liability company its remaining equity interest, withdrew as a member and caused its representative on the management committee of the limited liability company to resign;

  .The limited liability company agreed to pay Green Mountain Power
   Corporation $1,000,000 in cash; and

  .There were mutual releases granted between Green Funding I and the limited liability company, on the one hand, and Green Mountain Power Corporation and its subsidiaries, on the other hand.

   As of January 1999, Green Funding I owned 100% of the equity interests in the limited liability company represented by 6,000,000 common units.

  Employee Unit Purchase Plan

   During January and early February 1999, pursuant to our Employee Unit Purchase Plan, 50 employees, consultants and advisors purchased 956,000 common units of the limited liability company in the aggregate for total consideration of $9.56 million. Upon our conversion from a limited liability company to a corporation, these 956,000 comon units were converted into the right to receive 2,868,000 shares of common stock. Under the Employee Unit Purchase Plan, participants were permitted to pay for the common units purchased with cash

                                                                  Choose wisely.

or promissory notes, or with any combination of cash and promissory notes. Promissory notes used to pay for the equity interests bear interest at 6% per annum and become payable on the earliest of the obligor's death, termination of the obligor's employment or services and December 31, 2003. On each of the first four anniversaries of the date of the note, accrued and unpaid interest will be added to principal. The notes are secured by all equity interests that the participant currently owns, including those acquired under the Employee Unit Purchase Plan, and all equity interests that the participant acquires in the future, but are otherwise non-recourse to the obligor. The equity interests securing these notes are held in escrow for our benefit. The following table sets forth, for the persons named, the number of shares purchased and the aggregate amount and type of consideration paid for them.

                            Number of            Amount of
   Name                      Shares      Cash       Loan    Total Consideration
   ----                     --------- ---------- ---------- -------------------
   Dennis M. Crumpler......   600,000 $1,000,000 $1,000,000     $2,000,000

   M. David White..........   900,000  1,500,000  1,500,000      3,000,000

   Dennis W. Kelly.........   120,000    200,000    200,000        400,000
   Kevin W. Hartley........   198,000    115,000    545,000        660,000

   Julie D. Blunden........    30,000     50,000     50,000        100,000

   Thomas C. Boucher.......    31,200     52,000     52,000        104,000

   Karen K. O'Neill........    30,000     50,000     50,000        100,000

   Peter H. Zamore.........    34,200     57,000     57,000        114,000

   Jay LeDuc...............     7,800     13,000     13,000         26,000

   Thomas Rawls............     3,000      5,000      5,000         10,000

   K. Scott Canon..........   315,000    400,000    650,000      1,050,000

   Michael Fulton..........    60,000    100,000    100,000        200,000
                            --------- ---------- ----------     ----------
     Totals................ 2,329,200 $3,542,000 $4,222,000     $7,764,000
                            ========= ========== ==========     ==========

   During this same period, 12 of our consultants and advisors purchased, in a private equity offering, 44,000 common units of the limited liability company in the aggregate for total consideration of $440,000. Upon our conversion from a limited liability company to a corporation, these 44,000 common units were converted into the right to receive 132,000 shares of common stock.

  Private Equity Offering

   On February 17, 1999, the limited liability company closed a private equity offering. Investors in the offering purchased 1,515,500 common units of the limited liability company in the aggregate for total consideration of $30.31 million. Upon our conversion from a limited liability company to a corporation, these 1,515,500 common units were converted into the right to receive 4,546,500 shares of common stock. As a result of such purchases, Maverick Capital became the beneficial owner of 750,000 common units, which were converted into the right to receive 2,250,000 shares upon our conversion from a limited liability company to a corporation, for an aggregate purchase price of $15.0 million. Evan Wyly is a Managing Partner and Lee Hobson is a Partner of Maverick Capital. In addition, Green Funding II acquired directly 500,000 common units, which were converted into the right to receive 1,500,000 shares upon our conversion from a limited liability company to a corporation, for an aggregate purchase price of $10.0 million.

  Working Capital Funding Commitment

   Pursuant to an agreement entered into in April 1999, Green Funding I has committed to provide us with up to $22.0 million in cash to permit us to meet our working capital needs for the remainder of our 1999 fiscal year. Any advances under the agreement will bear interest at 6.0% per annum. The agreement provides that accrued and unpaid interest will be capitalized and added to principal on each June 30 and December 31.

It's a small planet.(SM)

Principal, together with accrued and unpaid interest, will be payable on the earlier of April 23, 2001 or the tenth day after the closing of this offering. Green Funding's obligation to make advances under the agreement terminates upon the closing of this offering. There is currently an advance of $5.0 million outstanding under the funding agreement. See "Use of Proceeds."

Reorganization Transaction

   In connection with this offering, we have converted our business from a limited liability company to a corporation in order to have a business organization form that is more typical of other publicly traded entities. This conversion was accomplished by merging Green Mountain Energy Resources L.L.C., a Delaware limited liability company, into GreenMountain.com Company, a Delaware corporation, on June 18, 1999. In connection with the conversion, the limited liability company agreement terminated, except for covenants that, by their terms, require performance after the termination of such agreement, and each common unit in the limited liability company held by a member was converted into a right to receive three shares of GreenMountain.com common stock. In addition, all outstanding options and warrants exercisable for common units of the limited liability company were, in effect, converted into options or warrants exercisable for GreenMountain.com common stock.

   The former members of the limited liability company will have registration rights with respect to shares of GreenMountain.com they receive in the conversion. See "Description of Capital Stock--Registration Rights."

   We have been informed that, prior to the closing of this offering, the shares of GreenMountain.com owned by each of Green Funding I and Green Funding II will be distributed to the beneficial holders of the ownership interests in those entities.

Other Transactions And Relationships

  Agreements With Sterling Software

   In February 1998, we entered into an agreement with Sterling Software, a supplier of software products and services with expertise in network management and automation. Under that agreement, Sterling Software provides us with network management services and other information systems consulting services. Under that agreement, we paid Sterling Software $828,611 for services provided by it during 1998. We paid Sterling Software $576,857 during the first quarter of 1999 in connection with that agreement.

   In addition, we entered into another agreement with Sterling Software in early 1999 for the 1999 calendar year. This contract expanded the scope of Sterling Software services to include programming and operational support for data transmissions with all utility companies with which GreenMountain.com interfaces, development of an enterprise database for our Information Network and other software development projects for an approximate contract amount of $4.4 million. As of March 31, 1999, we owed Sterling Software $771,117 under that agreement, all of which had been paid as of the date of this prospectus.

   Each of the agreements with Sterling Software terminates upon the earliest to occur of completion of the services by Sterling Software, the date 30 days after Sterling Software's receipt of written notice by us terminating the agreement and the date on which either party is declared in default if that party has breached a material provision of the agreement and failed within 15 days after receipt of notice of the default to cure or commence curing the breach.

   Sam Wyly and Evan Wyly are directors and stockholders of Sterling Software. Each of the agreements with Sterling Software was negotiated on an arms' length basis and GreenMountain.com believes that the terms of these agreements are comparable to those that could have been obtained with an unrelated third party.

                                                                  Choose wisely.

  Agreements With Former Management Committee Member

   Effective as of January 4, 1999, Jason Elliott, son-in-law of Sam Wyly and brother-in-law of Evan Wyly and Lisa Wyly, completed his service as a member of the management committee of the limited liability company and agreed to serve as a consultant. In connection with these services, as of the date of this prospectus, Mr. Elliott has been paid $110,000 and has been granted options to purchase 5,985 shares of common stock at an exercise price of $75.20, 75,000 shares of common stock at an exercise price of $3.33 and 75,000 shares of common stock at an exercise price of $6.67.

  Transactions With Green Mountain Power Corporation

   We paid $165,365 to Green Mountain Power Corporation for facilities maintenance and other services during 1998. We received from Green Mountain Power Corporation $73,191 for services provided to it by our employees during 1998.

It's a small planet.(SM)

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information, as of the date of this prospectus, with respect to beneficial ownership of shares of common stock of GreenMountain.com, by each person who we expect to beneficially own more than 5% of the common stock after the offering, by each director and director nominee, by each executive officer named in the summary compensation table included above and by all directors, director nominees and executive officers as a group. The information in the table reflects the distributions of shares owned by Green Funding I and Green Funding II to the beneficial holders of the ownership interests in those entities. See "Related Party Transactions-- Reorganization Transaction."

                                                                Percentage of
                                                                    Shares
                                                                 Beneficially
                                                                    Owned
                                                              ------------------
            Name and Address              Number of Shares    Prior to After the
         of Beneficial Owner(1)        Beneficially Owned (2) Offering Offering
         ----------------------        ---------------------- -------- ---------
   Sam Wyly..........................        2,084,325(3)        8.1%     4.1%
   Dennis M. Crumpler................          746,250(4)        2.9      1.5
   Evan A. Wyly......................          208,575             *        *
   Mark Cuban........................           75,000             *        *
   Dianne Dillon-Ridgley.............                0             *        *
   Richard E. Hanlon.................           75,000             *        *
   Reed E. Maltzman..................           75,000             *        *
   Lisa Wyly.........................          600,870(5)        2.3      1.2
   H. Lee S. Hobson..................            7,500             *        *
   M. David White....................        1,237,500           4.8      2.4
   Douglas G. Hyde...................           52,770             *        *
   Kevin W. Hartley..................          268,761           1.0        *
   Thomas C. Boucher.................           82,767             *        *
   Peter H. Zamore...................           85,170             *        *
   David B. Luther...................           33,594             *        *
   Maverick Capital, Ltd.............        4,200,300(6)       16.4      8.3
   Locke Limited.....................        6,503,862(7)       25.5     12.9
   All directors, director nominees
    and executive officers as a group
    (20 persons).....................        6,306,638          23.2%    12.1%

--------
   *Less than 1%.
(1) Except as otherwise indicated, the address for each beneficial owner is c/o GreenMountain.com Company, 55 Green Mountain Drive, P.O. Box 2206, South Burlington, Vermont 05407-2206.
(2) For some beneficial owners, includes shares issuable upon the exercise of options exercisable within 60 days and upon the closing of this offering, as set forth in detail in the table set forth below.
(3) Includes 1,639,944 shares owned of record by four family trusts of which Sam Wyly is trustee and 219,357 shares owned by the Cheryl R. Wyly Marital Trust. Sam Wyly disclaims beneficial ownership of the shares and options owned by these trusts.
(4) Includes 600,000 shares owned of record by a limited partnership of which Dennis Crumpler is Manager and General Partner.
(5) Includes 548,388 shares owned of record by a family trust of which Lisa Wyly is trustee. Ms. Wyly disclaims beneficial ownership of the shares and options owned by the trust.
(6) Shares shown as beneficially owned by Maverick Capital, Ltd. are owned of record by Maverick Fund II, Ltd., Maverick Fund USA, Ltd. and Maverick Fund L.D.C. Maverick Capital, Ltd. is the investment advisor for each of Maverick Fund II, Ltd. and Maverick Fund L.D.C., and is the general partner of Maverick Fund USA, Ltd. As a result of such positions, Maverick Capital, Ltd. has voting and investment power over shares owned of record by these three entities. Evan Wyly is a managing partner of Maverick Capital, Ltd. and may be deemed to be a beneficial owner of the shares shown as beneficially owned by Maverick Capital, Ltd. Evan Wyly disclaims beneficial ownership of all shares beneficially owned by Maverick Capital, Ltd., and, accordingly, such shares are excluded from the information in the table with respect to Evan Wyly. Lee S. Ainslie, III controls the voting and disposition decisions of Maverick Capital, Ltd. The address of Maverick Capital, Ltd. is 300 Crescent Court, Suite 1000, Dallas, Texas 75201.

                                                                  Choose wisely.

(7) All of the shares of Locke Limited are owned by a trust the sole trustee of which is Aundyr Trust Company Ltd., a corporation possessing trust powers. The beneficiaries of the trust, which include members of the family of Sam Wyly, have no control over the trust or the trustee. The address of Locke Limited is Locke Limited c/o Aundyr Trust Company Ltd., International House, Castle Hill, Victoria Road, Douglas, Isle of Man IM2 4RB.

   The following table sets forth information, as of the date of this prospectus, with respect to beneficial ownership of shares of common stock of GreenMountain.com issuable upon the exercise of options exercisable within 60 days or upon consummation of this offering, by each person who we expect to own more than 5% of the common stock after the offering, by each director and director nominee, by each executive officer named in the summary compensation table included above and by all directors, director nominees and executive officers as a group. The information in our table reflects the distributions of shares owned by Green Funding I and Green Funding II to the beneficial holders of the ownership interests in those entities.

                                                            Shares Underlying
                                        Shares Underlying  Options Exercisable
                                       Options Exercisable   Upon Closing of
        Name of Beneficial Owner         Within 60 Days       This Offering
        ------------------------       ------------------- -------------------
   Sam Wyly...........................        208,774(1)          7,184(2)
   Dennis M. Crumpler.................        146,250                 0(3)
   Evan A. Wyly.......................        188,078             5,386
   Mark Cuban.........................         75,000                 0
   Dianne Dillon-Ridgley..............              0                 0(4)
   Richard E. Hanlon..................         75,000                 0
   Reed E. Maltzman...................         75,000                 0
   Lisa Wyly..........................         49,489(5)          2,993(6)
   H. Lee S. Hobson...................              0                 0
   M. David White.....................        337,500                 0
   Douglas G. Hyde....................          5,970                 0
   Kevin W. Hartley...................         67,657             3,104
   Thomas C. Boucher..................         48,940             2,627
   Peter H. Zamore....................         48,582             2,388
   David B. Luther....................          1,194                 0
   Maverick Capital, Ltd..............         78,300                 0
   Locke Limited......................              0                 0
   All directors, director nominees
    and executive officers as a group
    (20 persons)......................      1,571,371            26,701(7)

--------

(1) Includes 3,592 shares issuable upon the exercise of options owned of record by four family trusts of which Sam Wyly is trustee. Sam Wyly disclaims beneficial ownership of the options owned by these trusts.

(2) Includes 2,396 shares issuable upon the exercise of options owned of record by four family trusts of which Sam Wyly is trustee. Sam Wyly disclaims beneficial ownership of the options owned by the trust. This number does not include 125,000 shares issuable immediately upon the exercise of an option expected to be granted to Sam Wyly in connection with this offering. See "Management--1999 Stock Option Plan."

(3) This number does not include 97,500 shares issuable immediately upon the exercise of an option expected to be granted to Dennis Crumpler in connection with this offering. See "Management--1999 Stock Option Plan."

(4) This number does not include 75,000 shares issuable immediately upon the exercise of an option expected to be granted to Dianne Dillon-Ridgley in connection with this offering. See "Management--1999 Stock Option Plan."

(5) Includes 898 shares issuable upon the exercise of options owned of record by a family trust of which Lisa Wyly is trustee. Ms. Wyly disclaims beneficial ownership of the options owned by the trust.

(6) Includes 599 shares issuable upon the exercise of options owned of record by a family trust of which Lisa Wyly is trustee. Ms. Wyly disclaims beneficial ownership of the options owned by the trust.

(7) This number does not include 135,000 shares issuable immediately upon the exercise of an option expected to be granted to Dennis Kelly in connection with this offering. See "Management--1999 Stock Option Plan."

It's a small planet.(SM)

                          DESCRIPTION OF CAPITAL STOCK

   Our certificate of incorporation provides that we are authorized to issue 150,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, there are 25,546,500 outstanding shares of common stock held of record by 91 stockholders, outstanding options to purchase 6,374,559 shares of common stock, outstanding warrants to purchase 11,940 shares of common stock and no outstanding shares of preferred stock. The foregoing number of outstanding shares of common stock and number of stockholders assume the exchange of each common unit of the limited liability company formerly outstanding for three shares of common stock of the corporation in connection with our conversion from a limited liability company to a corporation.

Common Stock

   Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of the liquidation, dissolution or winding up of GreenMountain.com, holders of common stock would be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable.

Preferred Stock

   The board of directors has the authority, within the limitations and restrictions stated in our certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions for them, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series and the designation of that series. The issuance of preferred stock could adversely affect the voting and other rights of the holders of common stock.

Registration Rights

   After the closing of this offering, the holders of 50.5% of the outstanding shares of common stock will hold registration rights that will allow them to "piggyback" the registration of their shares under the Securities Act on future registrations of our securities. Accordingly, whenever we propose to register any shares of our common stock under the Securities Act (other than registrations on Forms S-4 or S-8), these stockholders have the right to include their shares of common stock in that registration. However, the number of shares that those stockholders may include in any registration will be reduced if the underwriters for that offering advise us that the aggregate number of shares should be reduced. We are generally obligated to bear all expenses, other than underwriting discounts and sales commissions, of the registration of all shares of common stock of those stockholders. The registration rights require those stockholders to indemnify us in some circumstances. Registration of any of the shares of common stock held by holders of registration rights generally would result in those shares becoming freely tradable without restriction under the Securities Act immediately following their distribution in the manner described in the applicable registration statement.

Provisions Of Our Certificate of Incorporation, Our Bylaws And Delaware Law

   Some provisions of our certificate of incorporation and bylaws and Delaware law may have an anti-takeover effect and delay, defer or prevent a tender offer or takeover attempt that a stockholder may consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

                                                                  Choose wisely.

  Classified Board Of Directors, Removal Of Directors And Filling Vacancies In Directorships

   Our certificate of incorporation provides that our board of directors is divided into three classes of directors serving staggered three-year terms. See "Management--Classified Board of Directors." In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of at least 80% of our voting securities entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled by the vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies may deter a third party from seeking to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

  Cumulative Voting

   Our certificate of incorporation expressly denies stockholders the right to cumulate votes in the election of directors. As a result, the holders of a majority of the shares voted can elect all directors standing for election.

  Stockholder Action And Special Meeting Of Stockholders

   Our certificate of incorporation eliminates the ability of stockholders to act by written consent in lieu of a meeting. It also provides that special meetings of the stockholders may only be called by our Chairman, a Vice Chairman, by our Secretary within ten calendar days after receipt of a written request of a majority of the total number of directors (assuming no vacancies) or as otherwise may be provided in a preferred stock designation and the business permitted to be conducted at any such meeting will be limited to that brought before the meeting that is specified in the notice of the meeting given by or at the direction of our Chairman, a Vice Chairman or a majority of the total number of directors (assuming no vacancies) or that is otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the total number of directors (assuming no vacancies).

  Advance Notice Requirements For Stockholder Proposals And Directors
Nominations

   Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the date on which we first mail our proxy materials for the prior year's annual meeting of stockholders, except that if there was no annual meeting held during the prior year or if the annual meeting is called for a date that is not within 30 days before or after that anniversary, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which public announcement was first made of the date of the annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

  Authorized But Unissued Shares

   Authorized but unissued shares of common stock and preferred stock under our certificate of incorporation will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

It's a small planet.(SM)

  Supermajority Vote Requirements

   Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 80% of our voting securities entitled to vote, to amend, repeal or adopt any provision inconsistent with some provisions, including those provisions relating to:

  .our classified board of directors;

  .directorship vacancies and removal of directors;

  .action by written consent of stockholders;

  .special meetings of stockholders; and

  .stockholder proposals and nominations of directors.

  Delaware Section 203

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or the business combination is approved in a prescribed manner. A "business combination" includes some mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to some exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock.

Market Information

   Prior to this offering, there has been no public trading market for our common stock. The shares of GreenMountain.com will be included for quotation in the Nasdaq National Market under the symbol "GMTN."

Transfer Agent

   Our registrar and transfer agent for our common stock is Harris Trust and Savings Bank.

                                                                  Choose wisely.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

   After this offering, 50,546,500 shares of common stock will be outstanding, assuming the exchange of each common unit of the limited liability company outstanding at the time of our conversion from a limited liability company into a corporation for three shares of common stock. See "Capitalization." Of these shares, the 25,000,000 shares sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by "affiliates" of GreenMountain.com as defined in Rule 144 under the Securities Act. The remaining 25,546,500 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. If the underwriters exercise their over-allotment option in full, the number of shares of common stock outstanding after this offering would increase to 54,296,500 and, of those shares, 28,750,000 shares would be freely tradeable and 25,546,500 would be restricted securities as described above. Any shares of common stock issued in connection with the arrangements described under "Business--Our Web Site" above will also be restricted shares.

   All of our officers, directors and stockholders entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. See "Underwriting." Prudential Securities may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sales meet the applicable conditions and restrictions of Rule 144 as described below.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  (1) 1% of the then-outstanding shares of common stock; and
  (2) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

   Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of us at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. While the foregoing discussion is intended to summarize the material provisions of Rule 144, it may not describe all of the applicable provisions of Rule 144, and, accordingly, you are encouraged to consult the full text of that Rule.

   In addition, our employees, directors, officers, advisors or consultants who were issued shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permit affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus.

It's a small planet.(SM)

   As soon as practicable following the closing of this offering, we intend to file one or more registration statements under the Securities Act to register 12,636,625 shares of common stock issuable upon the exercise of outstanding stock options or reserved for issuance under our 1999 Stock Option Plan and 150,000 shares of common stock reserved for issuance under our 1999 Director Stock Award Plan. See "Management--Director Compensation" and "--Stock Option Agreements and Plans." After the effective date of such registration statements, when issued these shares will be available for sale in the open market subject to the lock-up agreements described above and, for our affiliates, to the conditions and restrictions of Rule 144.

                                                                  Choose wisely.

                                  UNDERWRITING

   We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, BancBoston Robertson Stephens Inc., BT Alex. Brown Incorporated, Volpe Brown Whelan & Company, LLC, FAC/Equities, a division of First Albany Corporation, First Union Capital Markets Corp., The Robinson-Humphrey Company and E*OFFERING Corp. are acting as representatives. We are obligated to sell, and the underwriters are obligated to purchase, all of the shares of the common stock offered on the cover page of this prospectus, if any are purchased. Subject to conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth below opposite its name:

                                                                        Number
  Underwriters                                                        of Shares
  ------------                                                        ----------
Prudential Securities Incorporated...................................
BancBoston Robertson Stephens Inc. ..................................
BT Alex. Brown Incorporated..........................................
Volpe Brown Whelan & Company, LLC....................................
First Albany Corporation.............................................
First Union Capital Markets Corp.....................................
The Robinson-Humphrey Company........................................
E*OFFERING Corp......................................................
                                                                      ----------
  Total.............................................................. 25,000,000
                                                                      ==========

   The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 3,750,000 additional shares from us. If any of the additional shares are purchased, the underwriters will severally purchase the additional shares in the same proportion as set forth above.

   The representatives of the underwriters have advised us that the shares will be offered to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may allow to selected dealers a commission not in excess of $ per share and those dealers may reallow a commission not in excess of $ per share to other dealers. After the shares are released for sale to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters. The representatives have informed us that the underwriters do not intend to sell shares to any investor who has granted them discretionary authority.

   We have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                   Total Fees
                                   -------------------------------------------
                            Fee     Without Exercise of    Full Exercise of
                         Per Share Over-Allotment Option Over-Allotment Option
                         --------- --------------------- ---------------------
Fees paid by
 GreenMountain.com......   $               $                     $

   In addition, we estimate that we will spend approximately $4,375,000 in expenses for this offering. We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in respect of these liabilities.

It's a small planet.(SM)

   All of our officers, directors and stockholders have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus, subject to limited exceptions for option grants and exercises, without the prior consent of Prudential Securities. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

   Prior to this offering, there has been no public market for our common stock. The public offering price, negotiated between the representatives and us, is based upon factors such as our financial and operating history and conditions, our prospects, the prospects of our industry and prevailing market conditions.

   Prudential Securities, representing the underwriters, may engage in the following activities in accordance with applicable securities rules:

  .Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities may elect to reduce this short position by exercising some or all of the over-allotment option.

  .Stabilizing and short covering: stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

  .Penalty bids permit the representatives to reclaim commissions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

   Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   We have asked the underwriters to reserve shares for sale at the same offering price directly to our customers, employees, officers, directors and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares.

   We have engaged Prudential Securities to act as our financial advisor in connection with various business and strategic matters, in consideration for a fee of 0.625% of the gross proceeds received by us in this offering.

                                 LEGAL MATTERS

   The validity of the common stock under Delaware law will be passed upon for us by Jones, Day, Reavis & Pogue, Dallas, Texas. Additional legal matters in connection with the offering will be passed upon for the underwriters by Cooley Godward LLP, San Diego, California.

                                    EXPERTS

   The financial statements and schedules of GreenMountain.com as of December 31, 1998, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                                                  Choose wisely.

                             ADDITIONAL INFORMATION

   We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are intended to set forth the material information regarding these contracts agreements or other documents. These references, however, are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Commission.

   You can reach our Commission filings, including the registration statement, over the Internet at the Commission's web site at http://www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our Commission filings are also expected to be available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

   We have applied for registration of the following marks used in this prospectus: Choose wisely. It's a small planet.SM, EcoSmartSM, Enviro BlendSM, g*commerceSM, GreenMountain.comSM, Green Mountain EnergySM, Green Mountain Energy ResourcesSM, Green Mountain SolarSM, Nature's ChoiceSM, 100% Renewable Power 2.0SM, Wind for the FutureSM and Wind for the Future 2.0SM. All other trademarks, trade names or service marks appearing in this prospectus belong to their respective holders.

It's a small planet.(SM)

                           GREENMOUNTAIN.COM COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants..................................  F-2

Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999
 (Unaudited)..............................................................  F-3

Statements of Operations for the Period from Inception (February 26, 1997)
 through December 31, 1997 and for the Year Ended December 31, 1998
 and for the Three Months Ended March 31, 1998 and 1999 (Unaudited).......  F-4

Statements of Stockholders' Equity for the Period from Inception (February
 26, 1997)
 through December 31, 1997, for the Year Ended December 31, 1998
 and for the Three Months Ended March 31, 1999 (Unaudited)................  F-5

Statements of Cash Flows for the Period from Inception (February 26, 1997)
 through December 31, 1997 and for the Year Ended December 31, 1998
 and for the Three Months Ended March 31, 1998 and 1999 (Unaudited).......  F-6

Notes to Financial Statements.............................................  F-7

                    Report of Independent Public Accountants

To the Stockholders of
GreenMountain.com Company:

   We have audited the accompanying balance sheets of GreenMountain.com Company (a Delaware corporation) as of December 31, 1997 and 1998, and related statements of operations, stockholders' equity and cash flows for the period from inception (February 26, 1997) through December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GreenMountain.com Company as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for the period from inception (February 26, 1997) through December 31, 1997 and for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Boston, Massachusetts

June 18, 1999

                           GreenMountain.com Company

                                 Balance Sheets

                                              December 31,
                                        --------------------------   March 31,
                                            1997          1998         1999
                                        ------------  ------------  -----------
                                                                    (Unaudited)
                Assets
Cash..................................  $  1,933,403  $  5,653,854  $20,475,503
Restricted Cash (Note 2)..............           --      2,920,407    2,513,247
Accounts Receivable (net of allowance
 of $34,956 and $159,454 at December
 31, 1998 and March 31, 1999
 (unaudited), respectively) (Note 8)..           --        434,585    2,004,678
Unbilled Accounts Receivable (Note
 2)...................................           --        235,732    1,116,578
Accounts Receivable--Related Party
 (Note 6).............................        16,457        23,915       66,504
Prepaid Expenses and Other Current
 Assets...............................       636,232       422,268      990,552
                                        ------------  ------------  -----------
    Total current assets..............     2,586,092     9,690,761   27,167,062
                                        ------------  ------------  -----------
Property and Equipment, net of
 depreciation (Notes 2 and 3).........     1,268,708     1,367,360    1,340,450
Other Assets (Note 2).................       328,565       352,600    1,242,420
                                        ------------  ------------  -----------
    Total assets......................  $  4,183,365  $ 11,410,721  $29,749,932
                                        ============  ============  ===========

 Liabilities and Stockholders' Equity
Accounts Payable......................  $  1,018,903  $  4,270,946  $ 4,287,022
Accrued Expenses (Note 7).............     1,426,476     7,688,254    8,025,628
                                        ------------  ------------  -----------
    Total liabilities.................     2,445,379    11,959,200   12,312,650
Commitments and Contingencies (Notes 5
 and 13)
Stockholders' Equity:
  Preferred stock ($0.01 par value;
   50,000,000 authorized and 0 issued
   and outstanding at December 31,
   1997 and 1998 and March 31, 1999
   (unaudited)).......................           --            --           --
  Common stock ($0.01 par value;
   150,000,000 authorized and 914,220,
   18,000,000 and 25,546,500
   outstanding at December 31, 1997
   and 1998 and March 31, 1999
   (unaudited), respectively).........         9,142       180,000      255,465
  Additional paid-in capital..........    15,590,858    59,172,600  103,621,756
  Notes receivable from stockholders..           --            --    (5,108,250)
  Deferred compensation...............           --            --    (1,635,920)
  Accumulated deficit.................   (13,862,014)  (59,901,079) (79,695,769)
                                        ------------  ------------  -----------
    Total stockholders' equity........     1,737,986      (548,479)  17,437,282
                                        ------------  ------------  -----------
    Total liabilities and
     stockholders' equity.............  $  4,183,365  $ 11,410,721  $29,749,932
                                        ============  ============  ===========


   The accompanying notes are an integral part of these financial statements.

                           GreenMountain.com Company

                            Statements of Operations

                              Period from
                               Inception                       Three Months Ended
                          (February 26, 1997)  Year Ended          March 31,
                                through       December 31,  -------------------------
                           December 31, 1997      1998         1998          1999
                          ------------------- ------------  -----------  ------------
                                                                  (Unaudited)
Revenues................     $        --      $  1,530,496  $       --   $  4,149,941
Cost of Sales...........              --         1,097,379          --      3,096,161
Operating Expenses:
  Customer and regional
   operations...........          982,085        4,834,379      652,244     2,269,841
  Sales and marketing...        4,336,623       33,010,308    4,065,064    12,374,808
  General and
   administrative.......        1,741,892        4,225,716    1,011,582     3,928,378
  Technology and
   development..........        2,048,191        2,918,056      833,125     2,267,880
  Depreciation and
   amortization.........           90,597          767,605      168,957       222,253
  Organizational costs..        4,705,713          709,068          --            --
                             ------------     ------------  -----------  ------------
    Total operating
     expenses...........       13,905,101       46,465,132    6,730,972    21,063,160
                             ------------     ------------  -----------  ------------
    Operating loss......      (13,905,101)     (46,032,015)  (6,730,972)  (20,009,380)
Interest income
 (expense), net.........           43,087           (7,050)      23,583       214,690
                             ------------     ------------  -----------  ------------
    Net loss............     $(13,862,014)    $(46,039,065) $(6,707,389) $(19,794,690)
                             ============     ============  ===========  ============
Basic and diluted loss
 per common share.......     $     (16.70)    $      (6.33) $     (3.53) $      (0.89)
                             ============     ============  ===========  ============
Basic and diluted
 weighted average common
 shares outstanding.....          829,833        7,271,554    1,898,567    22,326,697
                             ============     ============  ===========  ============




   The accompanying notes are an integral part of these financial statements.

                           GreenMountain.com Company

                       Statements of Stockholders' Equity
  for the Period from Inception (February 26, 1997) through December 31, 1997, for the Year Ended December 31, 1998 and for the Three Months Ended March 31,
                                1999 (Unaudited)

                                                                 Notes
                             Common Shares       Additional    Receivable                                    Total
                          --------------------    Paid-In         from        Deferred     Accumulated   Stockholders'
                            Shares     Amount     Capital     Stockholders  Compensation     Deficit        Equity
                          ----------  --------  ------------  ------------  ------------  -------------  -------------
Issuance of common stock
 on August 6, 1997......     782,766  $  7,827  $ 11,992,173  $       --    $       --    $         --   $ 12,000,000
 Return of capital on
  August 7, 1997........         --        --     (4,000,000)         --            --              --     (4,000,000)
 Issuance of common
  stock.................     131,454     1,315     7,598,685          --            --              --      7,600,000
 Losses accumulated
  during the development
  stage.................         --        --            --           --            --      (13,862,014)  (13,862,014)
                          ----------  --------  ------------  -----------   -----------   -------------  ------------
Balance at December 31,
 1997...................     914,220     9,142    15,590,858          --            --      (13,862,014)    1,737,986
 Issuance of common
  stock.................  17,280,000   172,800    44,227,200          --            --              --     44,400,000
 Repurchase/retirement
  of shares.............    (194,220)   (1,942)     (645,458)         --            --              --       (647,400)
 Net loss...............         --        --            --           --            --      (46,039,065)  (46,039,065)
                          ----------  --------  ------------  -----------   -----------   -------------  ------------
Balance at December 31,
 1998...................  18,000,000   180,000    59,172,600          --            --      (59,901,079)     (548,479)
 Issuance of common
  stock.................   7,546,500    75,465    40,234,535          --            --              --     40,310,000
 Notes receivable issued
  to shareholders.......         --        --            --    (5,108,250)          --              --     (5,108,250)
 Deferred compensation..         --        --      4,454,700          --     (1,635,920)            --      2,818,780
 Costs associated with
  the issuance of
  common stock..........         --        --       (240,079)         --            --              --       (240,079)
 Net loss...............         --        --            --           --            --      (19,794,690)  (19,794,690)
                          ----------  --------  ------------  -----------   -----------   -------------  ------------
Balance at March 31,
 1999...................  25,546,500  $255,465  $103,621,756  $(5,108,250)  $(1,635,920)  $ (79,695,769)  $17,437,282
                          ==========  ========  ============  ===========   ===========   =============  ============



   The accompanying notes are an integral part to these financial statements.

                           GreenMountain.com Company

                            Statements of Cash Flows

                            for the Period
                            from Inception                     Three Months Ended
                          (February 26, 1997)  Year Ended          March 31,
                                through       December 31,  -------------------------
                           December 31, 1997      1998         1998          1999
                          ------------------- ------------  -----------  ------------
                                                                  (Unaudited)
Cash Flows from
 Operating Activities:
  Net loss..............     $(13,862,014)    $(46,039,065) $(6,707,389) $(19,794,690)
  Adjustments to
   reconcile net loss to
   net cash used in
   operating
   activities--
    Depreciation and
     amortization.......           90,597          767,605      168,957       222,253
    Provision for
     doubtful accounts..              --            34,956          --        124,498
    Loss on disposals of
     property and
     equipment..........              --            17,225          --            --
    Write-off of
     organization
     costs..............              --           269,892          --            --
    Deferred
     compensation
     charge.............              --               --           --      2,748,900
    Other...............              --               --           --         69,880
    Changes in assets
     and liabilities--
      Restricted cash...              --        (2,920,407)         --        407,160
      Accounts
       receivable.......          (16,457)        (476,999)     (13,070)   (1,737,180)
      Unbilled accounts
       receivable.......              --          (235,732)         --       (880,846)
      Prepaid expenses
       and other current
       assets...........         (636,232)         213,964      547,859      (568,284)
      Organization
       costs............         (352,034)             --           --            --
      Accounts payable..        1,018,903        3,252,043     (502,612)       16,076
      Accrued expenses..        1,426,476        5,261,778    1,392,315       337,374
                             ------------     ------------  -----------  ------------
        Net cash used in
         operating
         activities.....      (12,330,761)     (39,854,740)  (5,113,940)  (19,054,859)
                             ------------     ------------  -----------  ------------
Cash Flows from
 Investing Activities:
  Purchases of property
   and equipment........       (1,335,836)        (824,809)     (98,094)     (182,743)
                             ------------     ------------  -----------  ------------
        Net cash used in
         investing
         activities.....       (1,335,836)        (824,809)     (98,094)     (182,743)
                             ------------     ------------  -----------  ------------
Cash Flows from
 Financing Activities:
  Proceeds of short-term
   borrowing............              --        10,000,000          --            --
  Payment of short-term
   borrowing............              --       (10,000,000)         --            --
  Proceeds from issuance
   of stock.............       19,600,000       44,400,000    5,900,000    35,201,750
  Return of capital.....       (4,000,000)             --           --            --
  Equity financing
   costs................              --               --           --       (240,079)
  Deferred financing
   costs................              --               --           --       (902,420)
                             ------------     ------------  -----------  ------------
        Net cash
         provided by
         financing
         activities.....       15,600,000       44,400,000    5,900,000    34,059,251
                             ------------     ------------  -----------  ------------
Net Increase in Cash....        1,933,403        3,720,451      687,966    14,821,649
Cash, beginning of
 period.................              --         1,933,403    1,933,403     5,653,854
                             ------------     ------------  -----------  ------------
Cash, end of period.....     $  1,933,403     $  5,653,854  $ 2,621,369    20,475,503
                             ============     ============  ===========  ============
Supplemental Disclosure:
  Interest paid.........     $        --      $        --   $       --        167,083
                             ============     ============  ===========  ============
  Taxes paid............     $        --      $        950  $       --            --
                             ============     ============  ===========  ============
Supplemental Disclosure
 of Noncash Items:
  Repurchase of shares
   (see Note 1).........     $        --      $    647,400  $       --            --
                             ============     ============  ===========  ============
  Purchase of intangible
   assets (Note 1)......     $        --      $    352,600  $       --            --
                             ============     ============  ===========  ============
  Stock sales financed
   with notes receivable
   (Note 11)............              --               --           --   $  5,108,250
                             ============     ============  ===========  ============

   The accompanying notes are an integral part to these financial statements.

                           GreenMountain.com Company

                         Notes to Financial Statements
                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)

(1) Organization and Business

   GreenMountain.com Company, formerly known as Green Mountain Energy Resources L.L.C., is a Delaware corporation, originally formed as a limited liability company. As further discussed in Note 12, Green Mountain Energy Resources L.L.C. reorganized into a corporation in 1999.

   On August 6, 1997, a subsidiary of Green Mountain Power Corporation and Green Funding I, L.L.C., an investment vehicle controlled by the Wyly family, negotiated and entered into a limited liability company agreement relating to the formation of Green Mountain Energy Resources L.L.C. Green Mountain Energy Resources L.L.C. was formed to become a national retail marketer of electricity produced from renewable and other environmentally preferable sources to residential customers. Under the limited liability company agreement:

 . A subsidiary of Green Mountain Power Corporation contributed certain service marks, costs incurred by Green Mountain Power Corporation prior to formation of the limited liability company for research related to evaluating the viability of a nationally-marketed, premium-priced green electricity product, including marketing studies and analyses, and its rights under agreements with several third-party service providers, in exchange for a 33% equity interest, after the effect of the return of capital discussed below, in the limited liability company;

 . Green Funding I contributed $8,000,000 and committed to contribute an additional $22,000,000 over time, in exchange for a 67% equity interest in the limited liability company; and

 . Immediately following the initial contribution by Green Funding I, the subsidiary of Green Mountain Power Corporation received a distribution from the limited liability company of $4,000,000, representing reimbursement for market studies and analyses and other development costs incurred by Green Mountain Power Corporation prior to formation of the limited liability company based on a provision in the limited liability company agreement.

   The limited liability company agreement also contained provisions relating to the allocation of profits and losses, the management of the limited liability company and restrictions on transfer and registration rights.

   Green Mountain Energy Resources L.L.C. began active operations on August 6, 1997 under the terms of an operating agreement, dated August 6, 1997. On September 29, 1997, Green Funding I committed an additional $10,000,000 to the limited liability company. Green Mountain Power Corporation elected not to contribute additional equity, resulting in an increase in Green Funding I's equity interest to 73%. On November 20, 1998, Green Funding I committed an additional $20,000,000 to the limited liability company. Green Mountain Power Corporation again elected not to contribute additional equity, resulting in an increase in Green Funding I's equity interest to 99%.

   On December 23, 1998, Green Mountain Energy Resources L.L.C. negotiated and entered into an agreement with Green Mountain Power Corporation to buy back its equity interests in the limited liability company and to obtain a non-compete agreement, certain rights to the Green Mountain name and certain mutual releases for $1,000,000. This agreement enabled the limited liability company to eliminate its ties to a traditional, regulated utility that had elected not to contribute additional equity to the limited liability company. In addition, this agreement contained favorable provisions relating to non-competition and the use of the Green Mountain name. The payments were made in two installments on January 4, 1999 and February 16, 1999. The limited liability company allocated $647,400 to the repurchased equity interest ($3.33 a share) and $352,600 to the non-compete agreement, certain rights to the Green Mountain name and certain mutual releases obtained.

                           GreenMountain.com Company

                   (Information at March 31, 1998 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)

This allocation was based on the management committee's determination of the fair value of the equity interest and other intangible assets obtained given an anticipated offering in early January and February of 1999 at $3.33 per share.

   The limited liability company losses for the period and year ended
December 31, 1997 and 1998 were allocated 100% to Green Funding I under the operating agreement. Accordingly, the Company has no tax loss carry forwards related to losses during those periods. The operating agreement was amended January 4, 1999 to allocate losses, first to members other than Green Funding I, to the extent of those members' capital contributions and, thereafter, to members, including Green Funding I, in proportion to their respective ownership interests.

   GreenMountain.com has generated approximately $1.5 million in residential electric revenue sales in California during 1998 and $4.1 million in California and Pennsylvania during the three months ended March 31, 1999. The retail energy market is at an early stage of development, as only a few states have deregulated sales of electricity on a statewide basis as of December 1998. GreenMountain.com began serving customers in Pennsylvania on January 1, 1999. As of December 31, 1998 and March 31, 1999, GreenMountain.com had accumulated deficits of $59,901,079 and $79,695,769, respectively. GreenMountain.com is seeking additional investors, through an initial public offering, to fund its planned expansion of its existing electricity business into new deregulated markets and to broaden its green product offerings. The implementation of GreenMountain.com's business plan is dependent on this offering. There can be no assurance that such additional financing will be available. If GreenMountain.com is unable to obtain financing through an initial public offering, GreenMountain.com will curtail its current growth plans and GreenMountain.com believes its existing cash resources, together with financing available under an agreement with Green Funding I, in an amount up to $22 million, will be sufficient to fund its operations at least through 1999. Any advances under the agreement will bear interest at 6% per annum. The agreement provides that accrued and unpaid interest will be added to the principal on each June 30 and December 31. Principal, together with accrued and unpaid interest, will be payable on April 23, 2001. This agreement terminates upon an initial public offering and any advances made under the agreement become due and payable. GreenMountain.com obtained an advance of $5.0 million from Green Funding I to permit GreenMountain.com to meet its working capital requirements. GreenMountain.com will use a portion of the net proceeds to repay in full this advance and any similar advances that GreenMountain.com may obtain under its funding agreement with Green Funding I prior to the closing of this offering.

(2) Summary of Significant Accounting Policies

 (a) Basis of Presentation

   Financial statements of a development stage company are prepared and presented in the same manner as those of operating enterprises.
GreenMountain.com was considered a development stage company as of and for the period from inception through December 31, 1997.

 (b) Reclassifications

   Certain prior year amounts have been reclassified to be consistent with the current presentation.

 (c) Restricted Cash

   Certain of GreenMountain.com's power supply vendors and state regulators require letters of credit to ensure fulfillment of the Company's commitments. Associated amounts have been classified as restricted cash on the accompanying balance sheet.

                           GreenMountain.com Company

                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)


 (d) Organization Costs

   In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-5, Reporting on the Costs of Start-Up Activities, which requires that all start-up costs, including organization costs, should be expensed as incurred. The new standard is effective for fiscal years beginning after December 15, 1998, with early application encouraged. In the fourth quarter of 1998 GreenMountain.com wrote off the remaining unamortized balance of organization costs, amounting to $269,892, or $0.04 per share, in accordance with the new pronouncement. This amount is included in development and transaction costs in the accompanying Statements of Operations.

 (e) Property and Equipment

   Property and equipment are stated at cost. GreenMountain.com provides for depreciation on property and equipment on the straight-line basis over their estimated useful lives as follows:

      Computer hardware..............................................   2 years
      Computer software.............................................. 1-5 years
      Furniture and fixtures......................................... 5-7 years

 (f) Other Assets

   Other assets include a non-competition agreement being amortized over seven years and deferred costs related to GreenMountain.com's planned initial public offering. These deferred costs will be reclassified to additional paid-in capital upon the closing of the equity offering.

 (g) Federal Income Taxes

   Federal income taxes have not been recorded in the accompanying financial statements because such taxes, if any, were the responsibility of the stockholders prior to the reorganization described in Note 12.

 (h) Impairment of Long-Lived Assets

   GreenMountain.com follows SFAS No. 121, Accounting for Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. SFAS No. 121 requires that long-lived assets be reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. Accordingly, GreenMountain.com evaluates the possible impairment of long-lived assets at each reporting period based on the undiscounted projected cash flows of the related asset. Should there be an impairment, the cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time. To date GreenMountain.com does not believe that an impairment exists.

 (i) Use of Estimates in the Preparation of Financial Statements

   The presentation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

                           GreenMountain.com Company

                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)


 (j) Fair Value of Financial Instruments

   GreenMountain.com's financial instruments consist primarily of cash, accounts receivable, unbilled accounts receivable and accounts payable. The carrying amounts of these financial instruments as of December 31, 1997 and 1998 and March 31, 1999 approximate their fair values due to their short-term nature.

 (k) Revenue Recognition and Unbilled Accounts Receivable

   Customers are billed for their use of electricity on a cycle basis throughout the month. To reflect revenues in the proper period, the estimated amount of unbilled sales revenue related to customer electricity usage is recorded each month.

 (l) Earnings per Share

   The dilutive effect of potential common shares, consisting of outstanding stock options and warrants is determined using the treasury method in accordance with SFAS No. 128, Earnings per Share, which established standards for computing and presenting earnings per share and which applies to entities with publicly held common stock or potential common stock. In accordance with SEC Staff Accounting Bulletin (SAB) No. 98, GreenMountain.com has determined that there were no nominal issuances of common stock or potential common stock in the period prior to GreenMountain.com's planned initial public offering. Diluted weighted average shares outstanding for 1997 and 1998 exclude the potential common shares from warrants and stock options because to do so would have been antidilutive. The potential common shares excluded as of December 31, 1997 and 1998, and March 31, 1998 and 1999 related to outstanding warrants and stock options were 111,300, 103,401, 111,960 and 6,032,010 respectively.

 (m) Unaudited Interim Information

   The financial information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of such period.

 (n) Employee Benefit Plan

   GreenMountain.com has a defined contribution plan in which GreenMountain.com contributes 2% of each employee's base salary up to the social security wage base and 4% of such base above the social security wage base up to $160,000. Additionally, GreenMountain.com matches 50% of each employee's contribution up to the employee's first 6% contribution. Both GreenMountain.com and employee contributions vest immediately. The charges included in the accompanying Statements of Operations under this plan for the year ended December 31, 1998 and the period from inception through December 31, 1997 are $153,719 and $20,821, respectively, and for the three months ended March 31, 1999 and 1998 are $46,354 and $34,084, respectively.

 (o) Advertising Costs

   Advertising costs are expensed as incurred as such efforts historically have not met the direct-response criteria required for capitalization. GreenMountain.com advertising to date has related to (1) building brand awareness, including traditional media advertising such as television, radio, print and billboards and sponsorship of special events and promotions and (2) direct marketing, including direct mail, affinity programs, internet and inbound and outbound telemarketing. Total advertising costs for the period from inception, February 26, 1997 through December 31, 1997, for the year ended December 31, 1998 and for the three

                           GreenMountain.com Company

                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)

months ended March 31, 1998 and 1999, were $4.3 million, $33.0 million, $4.1 million and $12.4 million, respectively. As new advertising agreements are entered into, such as the Yahoo! Inc. agreement which commences in May 1999, such costs could have long-term value and result in capitalization and amortization over the period benefited. See Note (5)(d)-Commitments and Contingencies for a discussion of GreenMountain.com's Marketing Services Agreement with Cullinan, Note (5)(f) for a discussion of its contract with Yahoo!, Note (5)(g) for a discussion of its contract for marketing strategy with Copernicus and Note (5)(h) for a discussion of its contract with Strategic Interactive Group.

(3) Property and Equipment

   Property and equipment consisted of the following as of:

                                                December 31,
                                            ---------------------
                                               1997       1998    March 31, 1999
                                            ---------- ---------- --------------
Computer hardware.......................... $  809,920 $1,139,923   $1,215,103
Computer software..........................    295,290    426,278      431,086
Furniture and fixtures.....................    230,626    567,685      670,440
                                            ---------- ----------   ----------
                                             1,335,836  2,133,886    2,316,629
Less--Accumulated depreciation.............     67,128    766,526      976,179
                                            ---------- ----------   ----------
                                            $1,268,708 $1,367,360   $1,340,450
                                            ========== ==========   ==========

(4) Options and Warrants

 (a) 1997 and 1998 Options

   During 1997 and 1998, GreenMountain.com granted options to employees, officers, consultants and advisors at market value. The options expire on the fifth anniversary of the grant date.

Option activity is as follows:

                                                                        Weighted
                                                                        Average
                                                              Number of Exercise
                                                               Shares    Price
                                                              --------- --------
Granted, August 6, 1997......................................  92,658    $75.30
Granted......................................................   6,702    $75.40
                                                               ------    ------
Outstanding, December 31, 1997...............................  99,360     75.31
  Granted....................................................   1,662     75.40
  Forfeited..................................................  (9,561)    75.40
                                                               ------    ------
Outstanding, December 31, 1998...............................  91,461    $75.30
  Granted....................................................     --        --
  Forfeited..................................................  (1,791)    75.40
                                                               ------    ------
Outstanding, March 31, 1999..................................  89,670    $75.30
                                                               ======    ======

 (b) 1999 Option Plan

   During the first quarter of 1999, GreenMountain.com adopted an option plan whereby options may be granted to employees, officers, directors, consultants and advisors at market value. These options would vest

                           GreenMountain.com Company

                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)

over four years and expire fifty months following the anniversary of the grant date. The authorized number of options available for grant would remain fixed in an amount equal to an ownership interest representing approximately 20% of GreenMountain.com.

Option activity is as follows:

                                                                        Weighted
                                                                        Average
                                                              Number of Exercise
                                                               Shares    Price
                                                              --------- --------
Outstanding, December 31, 1998...............................       --     --
  Granted.................................................... 5,930,400  $3.93
  Forfeited..................................................       --     --
                                                              ---------  -----
Outstanding, March 31, 1999.................................. 5,930,400  $3.93
                                                              =========  =====

 (c) Warrants

   During 1997, GreenMountain.com issued warrants to its consultants and advisors for 11,940 shares at fair market value. The warrants vested immediately and expire on the fifth anniversary date of the grant.

 (d) Stock-Based Compensation

   In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options to be included in the statements of income or disclosed in the notes to financial statements. GreenMountain.com has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under SFAS No. 123.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

                                                                   Three Months
                                                                    Ended March
                                            1997         1998        31, 1999
                                         ---------- -------------- -------------
Volatility..............................     0%           0%            0%
Risk free rate of return................ 5.8% to 6% 5.46% to 5.65% 4.58% to 5.1%
Dividend yield..........................     --           --            --
Expected life in years..................     2            2             3.5

   The weighted average fair value per share of options granted during 1997, 1998 and 1999 was $16.66, $7.92 and $0.95, respectively.

   The following information is presented as of March 31, 1999 for two identified groups of options, one group granted in 1997 and 1998 and the other group granted in 1999.

                                                           1997 and
                                                             1998      1999
                                                            Grants    Grants
                                                           --------- ---------
Number of options outstanding.............................    89,670 5,930,400
Weighted-average exercise price...........................    $75.30     $3.93
Weighted-average remaining contractual life............... 41 months 48 months
Number of options currently exercisable...................    40,111 1,366,080
Weighted-average exercise price of options currently
 exercisable..............................................    $75.31     $3.85

                           GreenMountain.com Company

                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)


   The following information is presented as of December 31, 1997, March 31, 1998 and December 31, 1998, respectively, for the group of options granted in 1997 and 1998.

                                                 December    March   December
                                                 31, 1997  31, 1998  31, 1998
                                                 --------- --------- ---------
Number of options outstanding...................    99,360   100,020    91,461
Weighted-average exercise price.................    $75.31    $75.31    $75.30
Weighted-average remaining contractual life..... 56 months 53 months 44 months
Number of options currently exercisable.........    19,868    20,000    39,966
Weighted-average exercise price of options
 currently exercisable..........................    $75.31    $75.31    $75.31

   Had compensation cost for GreenMountain.com's plans been determined consistent with SFAS No. 123, GreenMountain.com's net income and earnings per share of common stock would have been reduced to the following pro forma amounts:

                                     Period from Inception
                                      (February 26, 1997)   Year Ended    Three Months
                                     through December 31,  December 31,  Ended March 31,
                                             1997              1998           1999
                                     --------------------- ------------  ---------------
Net Income.............. As reported     $(13,862,014)     $(46,039,065)  $(19,794,690)
                         Pro Forma        (13,971,841)      (46,330,132)   (20,927,779)

Earnings per shares of
 Common Stock........... As reported          $(16.70)           $(6.33)        $(0.89)
                         Pro Forma            $(16.84)           $(6.37)        $(0.94)

   GreenMountain.com recorded a charge to compensation expense of $2,681,530 and deferred compensation of $1,635,920 during the first quarter of 1999 for the difference between the purchase price and exercise price of shares and options issued and their fair market value. Compensation expense for purchased shares is recognized at the time shares are purchased and expense for options is recognized over the periods options vest. GreenMountain.com recorded a charge to expense of $42,430 related to the fair market value of options issued to nonemployees, as calculated using the Black-Scholes option-pricing model.

   The total number of shares of common stock that will be available for issuance under the 1999 Stock Option Plan is 12,554,713. In connection with GreenMountain.com's expected public offering, 6,262,066 shares are available for issuance upon the exercise of options awarded under its 1999 Stock Option Plan in the future, including an option to purchase 625,000 shares of common stock expected to be granted to Sam Wyly, an option to purchase 487,500 shares of common stock expected to be granted to Dennis Crumpler, an option to purchase 675,000 shares of common stock expected to be granted to Dennis Kelly, and options to purchase an aggregate of 449,000 shares of common stock expected to be granted to a new director nominee, nine new employees and four new advisors, in each case in connection with this offering.

(5) Commitments and Contingencies

 (a) Power Supply Agreements

   For the Pennsylvania market, GreenMountain.com has entered into three agreements with major wholesale suppliers for electricity supply to serve the requirements of GreenMountain.com's customers. Under all of the agreements, the suppliers will provide electricity for a period of one year that matches the aggregate customer requirements that are assigned to them. For two of the agreements, either GreenMountain.com or the supplier can discontinue the assignment of additional customers upon three months' notice. The wholesale price is fixed for the term of the agreements.

                           GreenMountain.com Company

                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)


   For the California market, GreenMountain.com has negotiated requirements contracts with two suppliers to supply its current product offerings in the California market. Under both agreements, the wholesale price is based on a fixed price spread related to the PX price of power (refers to the per kwh wholesale electricity price in California, as determined by the California Power Exchange) with one agreement providing for a surcharge on the Wind for the FutureSM wind power product. One supplier provides electricity for a period of one year for each of GreenMountain.com's customers assigned to it and either party may discontinue the assignment of additional customers to the agreement upon three months' notice. The other supplier provides electricity for one and three year service periods, depending on the product being served, and can be assigned additional customers through December 31, 1999.

   GreenMountain.com's contracts with four suppliers provide for separate letters of credit or equivalent financial assurances to satisfy credit requirements. The amounts of the letters of credit range from fifteen days' to two months' of receivables based on GreenMountain.com's load forecast. In addition, GreenMountain.com has delivered to one supplier irrevocable letters of credit in connection with the supplier's purchase and installation of three wind power turbines. GreenMountain.com also delivered letters of credit to regulators securing its performance as an energy service provider. Total supply and regulatory letters of credit outstanding at December 31, 1998 and March 31, 1999 were $2,765,230 and $2,477,251, respectively, reflected on the balance sheet as restricted cash.

 (b) Outsourcing Agreement

   On May 15, 1998, GreenMountain.com entered into an amended outsourcing agreement with en . able, L.L.C. (en . able) with respect to the development and implementation of a system that facilitates the data and communications interface between utility distribution centers and GreenMountain.com. GreenMountain.com has also retained en . able to provide billing and the related customer care to residential customers at prices defined in the contract. The agreement continues until November 1, 2002 (Initial Term), unless terminated at an earlier date. Commencing at the start of the third contract year, but only during the Initial Term, either party may terminate this agreement without cause for any reason upon 270 days' prior written notice to the other party. The contract states that prior to the end of the Initial Term and each renewal term, the parties may mutually agree to extend this agreement for one additional contract year. GreenMountain.com has agreed to pay monthly service charges for call center and billing services, additional resource charges and cost of living adjustment to compensate en . able for the volumes processed and all of the resources used in providing the services. The monthly charges are variable and are based on the number of billable accounts maintained each month. GreenMountain.com has agreed to pay minimum monthly service charges for call center service and billing services in the amount of $112,500 based on a customer billable unit baseline of 50,000 customers.

 (c) Teleservices Agreement

   On January 30, 1998, GreenMountain.com entered into a contract with ICT Group, Inc. to manage its call center and resulting databases to support GreenMountain.com's various teleservices requirements. Either party may terminate this agreement without cause by providing the other party with 30 business days prior written notice. Under this contract, GreenMountain.com has fixed monthly fees of approximately $8,700, as well as actual costs associated with service representatives' time and communication costs incurred resulting from inbound and outbound calls.

 (d) Marketing Services Agreement

   On January 1, 1998, GreenMountain.com entered into a marketing services agreement with The Cullinan Group to create, prepare and execute marketing communications plans and projects and place advertising with respect to retailing electricity, natural gas and related products and services. The contract is enforceable until

                           GreenMountain.com Company

                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)

terminated by 90 days notice in writing. Under the terms of the agreement, GreenMountain.com is required to pay a minimum monthly retainer fee of $30,000 as well as monthly advance payments in the amount of anticipated expenses less the monthly retainer fee. Total GreenMountain.com payments expensed under this contract in 1998 and for the three months ended March 31, 1999 were approximately $16,228,000 and $6,511,613, respectively. Costs incurred relate primarily to traditional media advertising such as television, radio, print and billboards.

 (e) Facility Lease Agreement

   GreenMountain.com leases an office facility in Vermont under a cancelable operating lease that expires September 30, 2002. Future minimum lease payments required, provided GreenMountain.com does not cancel the lease, at December 31, 1998 are as follows:

      1999............................................................. $114,675
      2000.............................................................  114,675
      2001.............................................................  114,675
      2002.............................................................   86,006
                                                                        --------
                                                                        $430,031
                                                                        ========

   The lease agreement has a termination provision that enables
GreenMountain.com to terminate the lease at September 30, 1999, 2000 or 2001. If GreenMountain.com elects to terminate the lease at any one of these dates, GreenMountain.com is obligated to pay $33,000, $25,000, or $12,500, respectively, as consideration for early termination.

 (f) Advertising And Promotion Agreement

   In March 1999, GreenMountain.com entered into an advertising and promotion agreement with Yahoo! Inc., which provides banner advertisements and other promotions for GreenMountain.com on the Yahoo! web sites. The total consideration due during the one year term of the agreement is approximately $6.0 million, commencing in May of 1999, as well as the payment of referral fees for each new energy services account opened as a result of the Yahoo! promotions, with a cap of $400,000 on the total amount to be paid for accounts opened. Expenses will be recognized under this contract throughout the term of the contract and in a manner consistent with receipt of services provided by Yahoo!

 (g) Marketing Strategy Agreement

   GreenMountain.com's overall marketing strategy has been developed with the assistance of Copernicus, The Marketing Investment Strategy Group. In March 1995, Green Mountain Power Corporation entered into a consulting agreement with Copernicus, which was amended in March 1997. The agreement, which was assigned to us by a subsidiary of Green Mountain Power Corporation, continues in effect for a series of consecutive one-month terms until terminated by either party upon 90 days' prior written notice. Under the agreement, GreenMountain.com is required to pay a monthly retainer fee of $20,000. Total payments expensed under this agreement for 1998 were approximately $491,491 and for the three months ended March 31, 1999 were $170,254.

 (h) Web Site Development Contract

   GreenMountain.com has established a relationship with Strategic Interactive Group, an interactive media consulting agency and specialized Web site developer, to assist it with enhancements to its Web site and its use of the Internet in its brand awareness efforts. In addition to the tools necessary for the sale, fulfillment and customer service functions, the Web site will offer content and community features. The agreement with Strategic Interactive Group may be terminated by either party by giving the other party at least 90 days prior written notice. Under the agreement, GreenMountain.com pays for services based on actual hours worked, but not more than the agreed budget estimate without its prior approval. GreenMountain.com also reimburses Strategic Interactive Group for expenses incurred by it in performance of its services to GreenMountain.com. Total payments under this agreement for 1998 were approximately $1,191,257 and for the three months ended March 31, 1999 were $435,070. GreenMountain.com expects to begin capitalizing costs associated with its Web site development project in the second quarter of 1999 as it moves from the preliminary project stage to the application development stage in accordance with AICPA SOP No. 98-1, Accounting For the Costs of Computer Software Developed or Obtained for Internal Use.

(6) Other Related Party Transactions

   During 1998, GreenMountain.com paid Sterling Software, Inc. (an affiliate of Sam Wyly, GreenMountain.com's Chairman) $828,611 for information technology consulting services, and owed an additional $382,396 at December 31, 1998, which is included in accounts payable on the balance sheet. During the three months ended March 31, 1999, GreenMountain.com paid Sterling Software, Inc. $576,857 for its services. GreenMountain.com has no minimum financial commitment with regard to the agreement with Sterling Software, Inc.

   GreenMountain.com has paid Green Mountain Power Corporation $470,653 and $165,365 for electricity, facilities maintenance and other expenses paid by Green Mountain Power Corporation on behalf of GreenMountain.com for 1997 and 1998, respectively. In addition, GreenMountain.com received $31,803 and $73,191 during 1997 and 1998, respectively, for services provided to Green Mountain Power Corporation by GreenMountain.com's employees. As of December 31, 1998, Green Mountain Power Corporation is no longer an affiliate of GreenMountain.com.

   Effective as of January 4, 1999, Jason Elliott, son-in-law of Sam Wyly and brother-in-law of Evan Wyly and Lisa Wyly, completed his service as a member of the management committee of the limited liability company and agreed to serve as a consultant. In connection with these services, as of March 31, 1999, Mr. Elliott has been paid $110,000 and has been granted options to purchase 5,985 shares of common stock at an exercise price of $75.20, 75,000 shares of common stock at an exercise price of $3.33 and 75,000 shares of common stock at an exercise price of $6.67.

(7) Accrued Expenses

   Accrued expenses consist of the following:

                             December 31,
                         ---------------------
                            1997       1998    March 31, 1999
                         ---------- ---------- --------------
Accrued customer and
 regional operations.... $   78,880 $  955,255   $1,801,524
Accrued sales and
 marketing..............    226,081  3,639,386    4,474,384
Accrued general and
 administrative.........    742,074  2,899,914    1,749,720
Accrued technology and
 development............    379,441    193,699          --
                         ---------- ----------   ----------
                         $1,426,476 $7,688,254   $8,025,628
                         ========== ==========   ==========

(8) Accounts Receivable

   As of December 31, 1998 and March 31, 1999, GreenMountain.com is owed $137,970 and $223,805, respectively, from the California Energy Commission related to renewable energy credits provided to GreenMountain.com for selling renewable energy to customers. GreenMountain.com expects to collect these amounts in 1999.

                           GreenMountain.com Company

                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)


(9) Short-Term Borrowings

   GreenMountain.com borrowed a total of $10,000,000 in September and October 1998 from a financing company, which was subsequently repaid with a portion of Green Funding I's additional $20,000,000 commitment. The interest due on such borrowings was paid in early 1999. This loan, which bore interest at a rate of 10% per annum, was made by Security Capital, Ltd. Several entities, whose stock is owned by irrevocable trusts of which certain members of the Wyly family are beneficiaries, provided credit enhancement for the loan.

(10) Recent Accounting Pronouncements

   The FASB recently issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes to equity (net assets) during a period from non-owner sources. SFAS No. 130 is effective for financial statements for fiscal years beginning after December 15, 1997. To date, GreenMountain.com has not had any transactions that are required to be reported in comprehensive income.

   The FASB recently issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. GreenMountain.com has determined that it does not have any separately reportable business segments.

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to
(a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998). This statement could increase volatility in earnings and other comprehensive income for companies with applicable contracts. GreenMountain.com does not have any derivative instruments at this time; however, such instruments may be embedded in future electricity contracts.

   The AICPA issued SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP No. 98-1 did not have a material impact on GreenMountain.com's financial statements. GreenMountain.com anticipates that in the second quarter of 1999 it will begin capitalizing certain costs in accordance with SOP No. 98-1 associated with projects that enter the development stage, including its web site development project.

                           GreenMountain.com Company

                   (Information at March 31, 1999 and for the
            Three Months Ended March 31, 1998 and 1999 is Unaudited)


(11) Subsequent Event--Private Placement Offerings

   During 1999, GreenMountain.com completed two private placement offerings. The first offering, completed in early January and early February 1999, was for $10,000,000 from a sale of 3,000,000 shares to GreenMountain.com's employees and certain consultants for $3.33 per share. Net proceeds included $4,891,750 of cash and $5,108,250 of promissory notes from employees and certain consultants. GreenMountain.com recognized compensation expense of $2,072,300 in connection with the issuance of shares. The second offering, completed in mid-February 1999, resulted in net proceeds of $30,310,000 from a sale of 4,546,500 shares to investors for $6.67 per share. As a result of purchases during the second offering, Maverick Capital became the beneficial owner of 2,250,000 shares for an aggregate purchase price of $15.0 million. Evan Wyly, a Vice Chairman and a Director of GreenMountain.com, is a Managing Partner and H. Lee
S. Hobson, a GreenMountain.com Director, is a Partner of Maverick Capital. In addition, Green Funding II, L.L.C., an investment vehicle controlled by the Wyly family, acquired directly 1,500,000 shares for an aggregate purchase price of $10.0 million.

(12) Subsequent Event--Reorganization

   On June 18, 1999, Green Mountain Energy Resources L.L.C. merged into a newly formed Delaware corporation, which (i) was the entity surviving the merger, succeeding to all rights, properties and obligations of GreenMountain.com; (ii) is named GreenMountain.com Company; and (iii) is taxable as a corporation. In connection with the conversion, the limited liability company agreement terminated, except for covenants that, by their terms, require performance after the termination of such agreement and each member became entitled to receive three shares of GreenMountain.com common stock in exchange for each of its common units of the limited liability company. Additionally, any undistributed tax losses at the date of reorganization will be reclassified against additional paid in capital. All outstanding options and warrants exercisable for common units of the limited liability company were, in effect, converted into options or warrants exercisable for GreenMountain.com common stock. The common stock information in the financial statements and notes has been restated as if the common units were converted to common shares.

(13) Subsequent Event--Warrant Holder Claim

   On June 18, 1999, GreenMountain.com received a letter on behalf of Andersen Weinroth Capital Corporation and Andersen, Weinroth & Co., L.P. claiming that
(1) a warrant held by Andersen Weinroth Capital Corporation entitled it to purchase 342,000 shares of common stock at $2.50 per share, rather than 11,343 shares of common stock at a price of $75.59 per share as determined by GreenMountain.com, and (2) Andersen, Weinroth & Co., L.P. was entitled to a payment of $330,000 upon consummation of GreenMountain.com's initial public offering. GreenMountain.com believes that the assertions in the letter are without merit and intends to defend vigorously any legal proceedings brought against it based on the assertions. GreenMountain.com is presently unable to estimate with reasonable certainty the likelihood of success of the claims or the amount of the loss, if any, that we may incur as a result of the claims.

                [Description of Inside Back Cover Page Artwork]

   Top: text reading "Wouldn't it be great if what was purchased online helped create a brighter future for your kids & the planet?"

   Left middle: text reading "GreenMountain.com seeks to become a new marketplace community where families, kids and others can help create a better world. The site will be a cool and quick destination that translates environmental awareness into action. Motivated to dramatically shape shopping habits, GreenMountain.com hopes to benefit consumers and the world we all live in."

   Right bottom: image of child holding planet earth.

Until      , 1999, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           [GreenMountain.com logo]

                             Prudential Securities

                         BancBoston Robertson Stephens

                           Deutsche Banc Alex. Brown

                         Volpe Brown Whelan & Company

                                 FAC/Equities

                       First Union Capital Markets Corp.

                         The Robinson-Humphrey Company

                                E*OFFERING

                 ["Choose wisely. It's a small planet." logo]



                  [Description of Outside Back Cover Artwork]

    Bottom: image of children each holding planet Earth, with sun rings in background

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the expenses, other than the underwriting discounts and commissions, paid or payable by the Registrant in connection with the distribution of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC Registration Fee...........................................  $   166,800
   NASD Filing Fee................................................       30,500
   Nasdaq National Market Listing Fee.............................       95,000
   Advisory Fee...................................................    1,875,000
   Printing costs.................................................      550,000
   Legal Fees and Expenses........................................    1,000,000
   Accounting Fees and Expenses...................................      500,000
   Blue Sky Fees and Expenses.....................................        2,000
   Miscellaneous..................................................      155,700
                                                                    -----------
    Total                                                           $ 4,375,000
                                                                    ===========

Item 14. Indemnification of Directors and Officers.

Limitation Of Liability And Indemnification Matters

   The Registrant's certificate of incorporation limits the liability of the Registrant's directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of that individual's fiduciary duties as a director except for liability for (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.

   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against attorneys fees and other expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person was or is a party or is threatened to be made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

   The Registrant's certificate of incorporation and bylaws provide that the Registrant is required to indemnify its directors and officers to the maximum extent permitted by law. The Registrant's bylaws also require the Registrant to advance expenses incurred by an officer or director in connection with the defense of any action or proceeding arising out of that party's status or service as a director or officer of the Registrant or as a director, officer, employer or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if serving as such at the Registrant's request. The Registrant's bylaws also permit the Registrant to secure insurance on behalf of any director or officer for any liability arising out of his or her actions in a representative capacity.

   The Registrant intends to enter into indemnification agreements with its directors and some of its officers containing provisions that (1) indemnify, to the maximum extent permitted by Delaware law, those directors and officers against liabilities that may arise by reason of their status or service as directors or officers except liabilities arising from willful misconduct of a culpable nature, (2) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and (3) to obtain directors' and officers' liability insurance if maintained for other directors or officers.

   The Registrant's predecessor limited liability company had liability insurance for its management committee members and officers and the Registrant intends to obtain directors' and officers' liability insurance for its directors and officers.

   Reference is also made to the Underwriting Agreement to be filed as Exhibit
1.1 to the Registration Statement for information concerning the underwriters' obligation to indemnify the Registrant and its officers and directors in certain circumstances.

Item 15. Recent Sales of Unregistered Securities.

   Since its formation on February 26, 1997, the limited liability company (the "LLC") predecessor to the Registrant issued and sold the following securities:

     (1) In August 1997, the LLC issued and sold membership interests representing 67% of the LLC to Green Funding I, L.L.C. in exchange for $8.0 million in cash and a commitment to contribute an additional $22.0 million in cash over time and membership interests representing 33% to Green Mountain Resources, Inc., a subsidiary of Green Mountain Power Corporation, in exchange for a contribution of property. The issuance of these membership interests was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Act").

     (2) In August 1997, the LLC issued warrants to purchase membership interests to its consultants and advisors in exchange for services performed by such consultants and advisors. The issuance of these warrants was exempt from registration under Section 4(2) of the Act. These warrants are currently exercisable to purchase 3,980 common units of the LLC at an exercise price of $226.76 per unit.

     (3) In September 1997, the LLC issued and sold additional membership interests to Green Funding I, L.L.C. in exchange for $10.0 million in cash, increasing Green Funding I, L.L.C.'s ownership interest to approximately 73% of the LLC. The issuance of these membership interests was exempt from registration under Section 4(2) of the Act.

     (4) In November 1998, the LLC issued and sold additional membership interests to Green Funding I, L.L.C., in exchange for $20.0 million in cash, increasing Green Funding I, L.L.C.'s ownership interest to approximately 99% of the LLC. The issuance of these membership interests was exempt from registration under Section 4(2) of the Act.

     (5) In early January and early February 1999, membership interests in the LLC were unitized and the LLC issued and sold 47,750 common units of the LLC to 34 of its employees in a private offering under a compensatory plan, the Employee Unit Purchase Plan, in exchange for an aggregate of $477,500, of which $250,500 was paid in cash and $227,000 was paid using promissory notes payable to the LLC and secured by the acquired units as permitted under the Employee Unit Purchase Plan. The issuance of these common units was exempt from registration under Rule 701 promulgated by the Securities and Exchange Commission (the "Commission") under Section 3(b) of the Act.

     (6) In early January and early February 1999, the LLC issued and sold 952,250 common units of the LLC in a private offering to 28 individuals and entities, each of which qualified as an accredited investor as defined in Rule 501(a). Sixteen of these persons acquired 908,250 common units for an aggregate of $9,082,500, of which $4,201,250 was paid in cash and $4,881,250 was paid using promissory notes payable to the LLC and secured by the acquired units as permitted under the Employee Unit

  Purchase Plan. Twelve of these persons were consultants or advisors who acquired 44,000 common units for an aggregate of $440,000 in cash. The issuance of these common units was exempt from registration under Section 4(2) of the Act and was made in compliance with Rule 506 under the Act.

     (7) In February 1999, the LLC issued and sold 1,515,500 common units of the LLC in a private offering to 28 individuals and entities in exchange for an aggregate of $30,310,000 in cash. Each individual and entity qualified as an accredited investor under Rule 501(a). The issuance of these common units was exempt from registration under Section 4(2) of the Act and was made in compliance with Rule 506 under the Act.

   All sales were made without general solicitation or general advertising. Each purchaser represented that such purchaser was acquiring the interest for investment purposes.

   On June 18, 1999, the LLC merged into the Registrant and each common unit of the LLC was converted into the right to receive three shares of Registrant's common stock. In addition, all outstanding options and warrants exercisable for common units in the LLC were, in effect, converted into options or warrants exercisable for the Registrant's common stock.

Item 16. Exhibits.

    (a) Exhibits

         1.1  Form of Underwriting Agreement
         2.1 Agreement and Plan of Merger by and between the LLC and the Registrant
         3.1  Amended and Restated Certificate of Incorporation of the
              Registrant
         3.2  Amended and Restated Bylaws of the Registrant
         4.1  Specimen Certificate of the Registrant's Common Stock
         4.2 Registration Rights Agreement by and among the Registrant and the stockholders indicated therein
         4.3  Warrant to Purchase Interest in Green Mountain Energy Resources
              L.L.C. issued to Shallowbrook Securities, Ltd., dated as of August 6, 1997*
         4.4  Warrant to Purchase Interest in Green Mountain Energy Resources
              L.L.C. issued to Capital Investment Group, Inc., dated as of August 6, 1997*
         5.1  Opinion of Jones, Day, Reavis & Pogue
        10.1 Second Amended and Restated Operating Agreement of the LLC, dated as of March 26, 1999*
        10.2  Employee Unit Purchase Plan of the LLC, as amended*
        10.3  1997 Employee Ownership Plan of the LLC*
        10.4  1999 Unit Option Plan of the LLC*
        10.5  Form of 1999 Stock Option Plan of the Registrant
        10.6 Employment Agreement, dated as of October 5, 1998, by and between the LLC and M. David White, as amended*
        10.7 Employment Agreement, dated as of August 6, 1997, by and between the LLC and Douglas G. Hyde*
        10.8 Separation Agreement and Release, dated as of October 6, 1998, by and between the LLC and Douglas G. Hyde*
        10.9 Form of Employment Agreement, dated as of August 6, 1997, by and between the LLC and each of the following individuals: Kevin W.
              Hartley, Thomas C. Boucher, David B. Luther and Peter H. Zamore*
        10.10 Form of Operating Management Option Agreement, dated as of August
              6, 1997, by and between the LLC and each of the following individuals: Douglas G. Hyde, Kevin W. Hartley, Thomas C.
              Boucher, David B. Luther and Peter H. Zamore*

        10.11 Form of Supervisory Management Option Agreement, dated as of
              August 6, 1997, by and between the LLC and each of the following individuals: Sam Wyly, Evan A. Wyly and Lisa Wyly*
        10.12 Letter Agreement, dated as of February 5, 1999, by and between the LLC and Dennis M. Crumpler, as amended*
        10.13 Form of Indemnification Agreement*
        10.14 Agreement, dated as of December 23, 1998, among the LLC, Green
              Mountain Power Corporation, Green Mountain Resources, Inc. and
              Green Funding I, L.L.C.*
        10.15 Funding Agreement, dated as of April 23, 1999, by and between Green Funding I, L.L.C. and the LLC*
        10.16 Form of Promissory Note, made by Messrs. Boucher, Canon,
              Crumpler, Hartley, Kelly, LeDuc, Rawls, White and Zamore and
              Mmes. Blunden and O'Neill, to the order of the Registrant, in connection with the purchase of common units of the limited liability company*
        10.17 Form of 1999 Director Stock Award Plan
        10.18 Agreement, dated as of January 1, 1998, by and between The
              Cullinan Group and the Registrant+*
        10.19 Master Agreement, dated as of September 11, 1998, by and between DTE-CoEnergy, L.L.C. and the Registrant+*
        10.20 First Amendment to Master Agreement, dated as of November 25,
              1998, by and between DTE-CoEnergy, L.L.C. and the Registrant*
        10.21 Second Amendment to Master Agreement, dated as of February 18,
              1999, by and between DTE-CoEnergy, L.L.C. and the Registrant*
        10.22 Advertising and Promotion Agreement, dated as of March 25, 1999, by and between Yahoo! and the Registrant+*
        23.1  Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)
        23.2  Consent of Arthur Andersen LLP, independent public accountants
        24.1  Power of Attorney*
        27.1  Financial Data Schedule for the Period from Inception (February
              26, 1997) through December 31, 1997
        27.2  Financial Data Schedule for the Year ended December 31, 1998
        27.3  Financial Data Schedule for the Three-Month Period Ended March
              31, 1998
        27.4  Financial Data Schedule for the Three-Month Period Ended March
              31, 1999*
        99.1  Consent of Mark Cuban pursuant to Rule 438 under the Act*
        99.2  Consent of Richard E. Hanlon pursuant to Rule 438 under the Act*
        99.3  Consent of Reed E. Maltzman pursuant to Rule 438 under the Act*
        99.4  Consent of Copernicus, The Marketing Investment Strategy Group*
        99.5  Consent of Jupiter Communications*
        99.6  Consent of Jacquelyn Ottman*
        99.7  Consent of Regulatory Research Associates*
        99.8  Consent of Roper Starch Worldwide Inc.*
        99.9  Consent of Social Investment Forum*
        99.10 Consent of Worldwatch Institute*
        99.11 Consent of Xenergy*
        99.12 Consent of Dianne Dillon-Ridgley pursuant to Rule 438 under the
              Act

--------

* Previously filed.
+ Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

    (b) Financial Statement Schedules

    Report of Independent Public Accountants

    Schedule II -- Reserves for the Period from Inception (February 26,
    1997) through December 31, 1997

    Schedule II -- Reserves for the Year ended December 31, 1998

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement No. 333-75171 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Burlington, State of Vermont, on June 22, 1999.

                                          GREENMOUNTAIN.COM COMPANY


                                          By: /s/ M. David White
                                             ----------------------------------
                                             M. David White
                                             Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement No. 333-75171 has been signed below by the following persons in the capacities indicated on June 22, 1999:

                 Signature                  Title
                 ---------                  -----

/s/ M. David White                          Chief Executive Officer
___________________________________________ (Principal Executive Officer)
M. David White

           *                                Controller
__________________________________________  (Principal Financial Officer)
K. Scott Canon

           *                                Controller
___________________________________________ (Principal Financial Officer)
Michael Bursell

           *                                Director
___________________________________________
Sam Wyly

           *                                Director
___________________________________________
Dennis M. Crumpler

           *                                Director
___________________________________________
Evan A. Wyly

           *                                Director
___________________________________________
H. Lee S. Hobson

           *                                Director
___________________________________________
Lisa Wyly


   * The undersigned, by signing his or her name hereto, does sign and execute this Amendment No. 4 to Registration Statement No. 333-75171 pursuant to the Powers of Attorney executed on behalf of the above-named officers and directors and previously filed with the Securities and Exchange Commission.

By: /s/ M. David White
-------------------------------------
M. David White,
Attorney-in-fact

                    Report of Independent Public Accountants

To the Stockholders of
 GreenMountain.com Company:

   We have audited, in accordance with generally accepted auditing standards, the financial statements of GreenMountain.com Company included in this registration statement and have issued our report thereon. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the accompanying index are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Boston, Massachusetts

June 18, 1999

                                                                     SCHEDULE II

                           GreenMountain.com Company

                                    Reserves
  For the Period From Inception (February 26, 1997) through December 31, 1997

                                    Balance at                      Balance at
                                    beginning                         end of
                                     of year   Additions Deductions    year
                                    ---------- --------- ---------- ----------
Reserves deducted from assets to
 which they apply:
  Reserve for uncollectible
   accounts receivable.............   $ --       $ --      $ --       $ --
                                      -----      -----     -----      -----

                                                                     SCHEDULE II

                           GreenMountain.com Company

                                    Reserves
                          Year ended December 31, 1998

                                    Balance at                      Balance at
                                    beginning                         end of
                                     of year   Additions Deductions    year
                                    ---------- --------- ---------- ----------
Reserves deducted from assets to
 which they apply:
  Reserve for uncollectible
   accounts receivable.............   $ --      $34,956    $ --      $34,956
                                      -----     -------    -----     -------

                                 EXHIBIT INDEX

 Exhibit                               Description
 -------                               -----------
  1.1    Form of Underwriting Agreement
  2.1    Agreement and Plan of Merger by and between the LLC and the Registrant
  3.1    Amended and Restated Certificate of Incorporation of the Registrant
  3.2    Amended and Restated Bylaws of the Registrant
  4.1    Specimen Certificate of the Registrant's Common Stock
  4.2    Registration Rights Agreement by and among the Registrant and the stockholders indicated therein
  4.3    Warrant to Purchase Interest in Green Mountain Energy Resources L.L.C.
         issued to Shallowbrook Securities, Ltd., dated as of August 6, 1997*
  4.4    Warrant to Purchase Interest in Green Mountain Energy Resources L.L.C.
         issued to Capital Investment Group, Inc., dated as of August 6, 1997*
  5.1    Opinion of Jones, Day, Reavis & Pogue
 10.1    Second Amended and Restated Operating Agreement of the LLC, dated as of March 26, 1999*
 10.2    Employee Unit Purchase Plan of the LLC, as amended*
 10.3    1997 Employee Ownership Plan of the LLC*
 10.4    1999 Unit Option Plan of the LLC*
 10.5    Form of 1999 Stock Option Plan of the Registrant
 10.6    Employment Agreement, dated as of October 5, 1998, by and between the
         LLC and M. David White, as amended*
 10.7    Employment Agreement, dated as of August 6, 1997, by and between the
         LLC and Douglas G. Hyde*
 10.8    Separation Agreement and Release, dated as of October 6, 1998, by and between the LLC and Douglas G. Hyde*
 10.9    Form of Employment Agreement, dated as of August 6, 1997, by and between the LLC and each of the following individuals: Kevin W.
         Hartley, Thomas C. Boucher, David B. Luther and Peter H. Zamore*
 10.10   Form of Operating Management Option Agreement, dated as of August 6,
         1997, by and between the LLC and each of the following individuals:
         Douglas G. Hyde, Kevin W. Hartley, Thomas C. Boucher, David B. Luther
         and Peter H. Zamore*
 10.11   Form of Supervisory Management Option Agreement, dated as of August 6,
         1997, by and between the LLC and each of the following individuals:
         Sam Wyly, Evan A. Wyly and Lisa Wyly*
 10.12   Letter Agreement, dated as of February 5, 1999, by and between the LLC and Dennis M. Crumpler, as amended*
 10.13   Form of Indemnification Agreement*
 10.14   Agreement, dated as of December 23, 1998, among the LLC, Green
         Mountain Power Corporation, Green Mountain Resources, Inc. and Green
         Funding I, L.L.C.*
 10.15   Funding Agreement, dated as of April 23, 1999, by and between Green
         Funding I, L.L.C. and the LLC*
 10.16   Form of Promissory Note, made by Messrs. Boucher, Canon, Crumpler,
         Hartley, Kelly, LeDuc, Rawls, White and Zamore and Mmes. Blunden and
         O'Neill, to the order of the Registrant, in connection with the purchase of common units of the limited liability company*
 10.17   Form of 1999 Director Stock Award Plan
         Agreement, dated as of January 1, 1998, by and between The Cullinan
 10.18   Group and the Registrant+*
 10.19   Master Agreement, dated as of September 11, 1998, by and between DTE-
         CoEnergy, L.L.C. and the Registrant+*
 10.20   First Amendment to Master Agreement, dated as of November 25, 1998, by and between DTE-CoEnergy, L.L.C. and the Registrant*
 10.21   Second Amendment to Master Agreement, dated as of February 18, 1999, by and between DTE-CoEnergy, L.L.C. and the Registrant*
 10.22   Advertising and Promotion Agreement, dated as of March 25, 1999, by and between Yahoo! and the Registrant+*
 23.1    Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)
 23.2    Consent of Arthur Andersen LLP, independent public accountants

 Exhibit                             Description
 -------                             -----------
 24.1    Power of Attorney*
 27.1    Financial Data Schedule for the Period from Inception (February 26,
         1997) through December 31, 1997
 27.2    Financial Data Schedule for the Year ended December 31, 1998
 27.3    Financial Data Schedule for the Three-Month Period Ended March 31,
         1998
 27.4    Financial Data Schedule for the Three-Month Period Ended March 31,
         1999*
 99.1    Consent of Mark Cuban pursuant to Rule 438 under the Act*
 99.2    Consent of Richard E. Hanlon pursuant to Rule 438 under the Act*
 99.3    Consent of Reed E. Maltzman pursuant to Rule 438 under the Act*
 99.4    Consent of Copernicus, The Marketing Investment Strategy Group*
 99.5    Consent of Jupiter Communications*
 99.6    Consent of Jacquelyn Ottman*
 99.7    Consent of Regulatory Research Associates*
 99.8    Consent of Roper Starch Worldwide Inc.*
 99.9    Consent of Social Investment Forum*
 99.10   Consent of Worldwatch Institute*
 99.11   Consent of Xenergy*
 99.12   Consent of Dianne Dillon-Ridgley pursuant to Rule 438 under the Act

--------

*  Previously filed.
+ Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.